ANNUAL INFORMATION FORM

For the year ended December 31, 2016

Dated March 9, 2017

THIS PAGE INTENTIONALLY LEFT BLANK.

Annual Information Form for the
Year Ended December 31, 2016

Annual Information Form for the Year Ended December 31, 2016	i

ii	Tahoe Resources Inc.

INTERPRETATION AND OTHER INFORMATION

DEFINITIONS

In this Annual Information Form (“AIF”), the words and phrases are defined below unless the context otherwise requires.

“Audit Committee” means the Audit Committee of the Board.

“BCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder.

“Bell Creek Mine” means the underground gold mining operation encompassing the Bell Creek deposit located in the Timmins District of the province of Ontario in Canada, which produces ore that is processed at the Bell Creek Mill.

“Bell Creek Mill” means the gold processing plant, located in the Timmins District of the province of Ontario in Canada that processes ore from the Bell Creek Mine and the Timmins West Mine.

“Board” means the board of directors of the Company.

“Company” means Tahoe Resources Inc., together with all of its subsidiaries, unless the context indicates otherwise.

“Compensation Committee” means the Compensation Committee of the Board.

“CSA” means the Canadian Securities Administrators.

“Deferred Share Awards” means awards that will be issued upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion, pursuant to the Company’s Share Option and Incentive Share Plan, including any amendments thereto.

“Entre Mares” means Entre Mares de Guatemala, S.A.

“ERHL” means Escobal Resources Holdings Limited, a wholly owned subsidiary of the Company that is incorporated under the laws of Barbados.

“Escobal Acquisition” means the acquisition by the Company of the Escobal Mine Assets in accordance with the terms and conditions of the Transaction Agreement.

“Escobal Exploitation License” means the exploitation license (concession) on which the Escobal vein and Escobal Mine are located.

“Escobal Feasibility Study” means the independent technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study – Southeastern Guatemala” issued on November 5, 2014, with effective dates of January 23, 2014 for the Escobal Mineral Resource and July 1, 2014 for the Escobal Mineral Reserve.

“Escobal Mine” means the mining project comprised of the Escobal Mine Assets.

“Escobal Vein” means the zone of mineralization on the Escobal Exploitation License that contains the Mineral Resources and Mineral Reserves for the Escobal Mine.

“Goldcorp” means Goldcorp Inc., a Canadian public company and where the context requires, includes affiliates of Goldcorp Inc.

“La Arena Feasibility Study” means the updated NI 43-101 technical report for La Arena Mineral Resource and Reserve dated December 31, 2014.

“La Arena Mine” means the oxide open pit, heap leach gold mine located in northern Peru.

“Lake Shore” means Lake Shore Gold Corporation, a Canadian company which is a wholly-owned subsidiary of the Company and which holds mineral interests in Ontario, Canada.

“Lake Shore Arrangement” means the acquisition of all of the outstanding shares of Lake Shore on the terms and conditions set forth in the Lake Shore Arrangement Agreement.

“Lake Shore Arrangement Agreement” means the arrangement agreement entered into as of February 8, 2016, between the Company and Lake Shore relating to the acquisition by the Company of all of the outstanding shares of Lake Shore by way of Plan of Arrangement.

“MARN” means the Ministry of Environment and Natural Resources of Guatemala.

“MEM” means the Ministry of Energy and Mines of Guatemala and/or Peru, as specified when used.

“MSR” means Minera San Rafael, S.A., a Guatemala corporation that is owned by ERHL and the Company.

“MNDM” means Ministry of Northern Development and Mines of Ontario, Canada.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the CSA.

“NI 52-110” means National Instrument 52-110 – Audit Committees, of the CSA.

“NYSE” means the New York Stock Exchange.

“Persons” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

“Restricted Share Awards” means awards that are issued but which will only be delivered to the holder of the award upon the passage of time, continued employment of the holder by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion, pursuant to the Company’s Share Option and Incentive Share Plan, including any amendments thereto.

“Rio Alto” means Rio Alto Mining Limited, an Alberta company that was a party to the Rio Alto Arrangement Agreement and which was subsequently amalgamated into Tahoe Resources ULC, an Alberta company which is a wholly-owned subsidiary of the Company and which holds mineral interests in Peru.

Annual Information Form for the Year Ended December 31, 2016	1

“Rio Alto Arrangement” means the business combination between the Company and Rio Alto on the terms and conditions set forth in the Rio Alto Arrangement Agreement.

“Rio Alto Arrangement Agreement” means the arrangement agreement dated February 9, 2015 between the Company and Rio Alto with respect to the Rio Alto Arrangement.

“SEC” means the Securities and Exchange Commission of the United States of America.

“Secondary Offering” means the offering and sale of 58,051,692 common shares of the Company beneficially held by Goldcorp that closed on June 30, 2015.

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible through the internet at www.sedar.com.

“Shahuindo Prefeasibility Study” means the independent technical report entitled “Shahuindo Mine Peru NI 43-101 Prefeasibility Study” regarding the Shahuindo Mineral Reserve and Resource filed on SEDAR on January 25, 2016.

“Shahuindo Mine” means the gold-silver open pit, heap leach mine located in northern Peru.

“Shares or Tahoe Shares” means common shares without par value of the Company.

“Share Option and Incentive Share Plan” means the Company’s Share Option and Incentive Share Plan, as amended and restated effective March 7, 2013.

“Sulfide Project” or “La Arena Phase II Sulfide Project” means the project to commercially develop copper-gold mineralization in the La Arena porphyry.

“Tahoe” means Tahoe Resources Inc., together with all of its subsidiaries, unless the context indicates otherwise.

“Timmins West Mine” means the underground gold mining operation encompassing the Timmins, Thunder Creek and 144 Gap deposits located in the Timmins District of the province of Ontario, Canada. Ore from the Timmins West Mine is trucked to the Bell Creek Mill for processing.

“Transaction Agreement” means the definitive purchase and sale agreement made as of May 3, 2010, as amended on October 12, 2010, relating to the acquisition by the Company of the Escobal Mine Assets and including any amending agreement or instrument supplementary or auxiliary thereto.

“TSX” means the Toronto Stock Exchange.

2	Tahoe Resources Inc.

GLOSSARY OF TECHNICAL TERMS

Ag:	Silver.

Au:	Gold.

Contained Ounces:	The troy ounces of metal in resources or reserves obtained by multiplying tonnage by grade.

Cut-off Grade:	The grade below which mineralized material is considered uneconomic.

Development:	The preparation of a mineable deposit.

g/tonne or g/t:	Grams per metric tonne; 31.10348 grams is equal to one troy ounce.

Indicated Mineral Resource(1):

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource(1):

That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

IRR:	Internal Rate of Return.

km:	Kilometre.

km2:	Square Kilometre.

Kv:	Kilovolt.

Measured Mineral Resource(1):

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral Reserve:

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

Annual Information Form for the Year Ended December 31, 2016	3

GLOSSARY OF TECHNICAL TERMS

Mineral Resource:

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors.

Modifying Factors:

Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors

NPV:	Net Present Value.

NSR:

Net Smelter Return; gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale. For the purposes of taxes and royalties in Guatemala the cost of transportation is not deducted.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.

Pb:	Lead.

Probable Mineral Reserve(1):

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Proven Mineral Reserve(1):

The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

QA/QC:	Quality Assurance/Quality Control.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Reserves:	Combined Proven and Probable Mineral Reserves.

tpd:	Metric tonnes per day.

Zn:	Zinc.

(1)

The definitions of Proven and Probable Mineral Reserves, and Measured, Indicated and Inferred Mineral Resources are set forth in NI 43-101 which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects, as well as in the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on December 2000 and modified in 2005 and 2010. A reader in the United States should be aware that the definition standards enunciated in NI 43-101 and in the CIM Standards differ significantly from those set forth in SEC Industry Guide 7, and resource information disclosed pursuant to NI 43-101 may not be comparable to similar information disclosed by US companies. See “Interpretation and Other Information - Disclosure Standards” for more information.

4	Tahoe Resources Inc.

CURRENCY INFORMATION

All currency amounts in this AIF are expressed in United States dollars (“US$”), unless otherwise noted. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, ( “CAD$”) during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Two Months Ended	Years Ended December 31,
	Feb. 28, 2017	2016	2015	2014
Low for the period	1.3016	1.2544	1.1749	1.0614
High for the period	1.3435	1.4589	1.3965	1.1643
Rate at the end of the period	1.3249	1.3427	1.3840	1.1601
Average noon spot rate for the period	1.3152	1.3248	1.2875	1.1045

On March 9, 2017, the Bank of Canada noon spot rate of exchange was $1.00 -CAD$1.3505.

FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intend," "continue," "budget," "estimate," "may," "will," "schedule" and similar expressions or statements identify forward-looking statements.

Forward-looking statements in this AIF may include, but are not limited to, statements and/or information related to: the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan, Peruvian and Canadian mining laws and regulations; changes to the corporate tax and tax dividend rates in Guatemala, Peru and Canada; the timing and results of court proceedings; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing of sustaining capital projects; the expectation of meeting production targets; the timing and cost of re-commissioning and deepening the shaft at the Bell Creek Mine; the plans to lower heap inventory and increase gold production at Shahuindo; the timing and cost of the design, procurement, and construction of the crushing and agglomeration circuit at Shahuindo; the timing of the receipt of permits at Shahuindo; the availability and sufficiency of power and water for operations; the completion of a Preliminary Economic Assessment in 2017 on the La Arena Sulfide and Fenn-Gib Projects; and our expected community outreach and related activities.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West Mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the timely receipt of permits and other approvals; the successful outcomes of consultations with First Nations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; changes and national and local government politics and office holders; social unrest, and political or economic instability in the jurisdictions in which the Company operates; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insured and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the consequences of adverse judicial rulings; the risk of unanticipated litigation; risks associated with cyber security; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Doing Business in Guatemala, Peru and Canada – Risk Factors Relating to Our Business” and “– Risk Factors Relating to Our Shares”.

Annual Information Form for the Year Ended December 31, 2016	5

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. We advise US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves. This section also uses the term Inferred Mineral Resources. We advise US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NON-GAAP FINANCIAL MEASURES

This AIF includes references to certain non-GAAP financial measures in respect of the Company, including total cash costs and all in sustaining costs. In the gold and silver mining industries, these are common performance measures, but are not defined under IFRS and should not be considered in isolation. In addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP measures to evaluate a company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see our management’s discussion and analysis for the year ended December 31, 2016 and our press release of January 5, 2017, copies of which are available under our profile on SEDAR.

DISCLOSURE STANDARDS

The disclosure in this AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource and reserve estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. The SEC does not recognize resources. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by US companies.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Certain documents incorporated by reference herein use the terms “Probable Mineral Reserve” and “Proven Mineral Reserve,” as permitted under NI 43-101. For US reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies similar standards as NI 43-101 in order to classify mineralization as a reserve. As a result, the definitions of Proven and Probable Reserves used in NI 43-101 are similar to the definitions in the SEC Industry Guide 7. Under both NI 43-101 and SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under both NI 43-101 and the SEC standards.

In addition, this AIF uses the terms “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” to comply with the reporting standards in Canada. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, US investors are also cautioned not to assume that all or any part of the Inferred Mineral Resources exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies.

While disclosure of “contained ounces” is permitted disclosure under Canadian regulations, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information concerning descriptions of Mineralization, Mineral Resources and Mineral Reserves contained in this AIF may not be comparable to information made public by US companies subject to the SEC reporting and disclosure requirements.

6	Tahoe Resources Inc.

CORPORATE STRUCTURE

INCORPORATION AND OFFICES

We were incorporated under the BCA on November 10, 2009 under the name “CKM Resources Inc.,” which was changed to “Tahoe Resources Inc.” on January 13, 2010. The Company’s head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States 89511. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, Canada, V6E 4N7.

We currently have seven significant wholly-owned subsidiaries: La Arena SA, a company incorporated under the laws of Peru; Lake Shore Gold Corp., a company incorporated under the laws of Canada; Minera San Rafael, S.A., a company incorporated under the laws of Guatemala; Rio Alto SAC, a company incorporated under the laws of Peru; Shahuindo SAC, a company incorporated under the laws of Peru; Tahoe Resources ULC, a company incorporated under the laws of Alberta; and Tahoe Resources USA Inc., a company incorporated under the laws of Nevada.

GENERAL DEVELOPMENT OF OUR BUSINESS

DEVELOPMENT OF OUR BUSINESS

OVERVIEW

Since incorporation in November 2009 and initial public offering in 2010, we have developed the Escobal Mine in Guatemala and acquired mining interests in Peru and Canada. We commenced paying a dividend in December 2014.

ESCOBAL MINE

The Company acquired the Escobal Mine assets located in Guatemala on June 8, 2010 pursuant to the terms of the Transaction Agreement with affiliates of Goldcorp. The Escobal Acquisition was completed contemporaneously with the Company’s initial public offering. The Escobal Mine achieved commercial production in January 2014.

LA ARENA MINE

The Company acquired the La Arena Mine assets located in northwestern Peru on April 1, 2015 pursuant to the terms of the Rio Alto Arrangement. Commercial operations at La Arena began in 2011. The La Arena Mine Assets include, but are not limited to, the mineral and land concessions associated with the open pit gold mine at La Arena and the Sulfide Project.

SHAHUINDO MINE

The Company acquired the Shahuindo Mine assets located in northwestern Peru on April 1, 2015 pursuant to the terms of the Rio Alto Arrangement. The Shahuindo Mine Assets include, but are not limited to, the mineral and land concessions associated with the open pit gold mine at Shahuindo. Commercial production began at Shahuindo in May of 2016.

LAKE SHORE ASSETS

The Company acquired the Lake Shore Mine assets located in Timmins, Ontario on April 1, 2016 pursuant to the terms of the Lake Shore Arrangement Agreement. The Lake Shore Mine assets were previously held by Lake Shore, which began commercial operations at Bell Creek in 2012 and at Timmins West Mine in 2011. The Lake Shore Mine assets include, but are not limited to, the mineral and land concessions associated with the Bell Creek and Timmins West Mines, the Fenn-Gib Project, the Juby Project, the Vogel Project and the Gold River Project. The Lake Shore Mine assets also include but are not limited to ownership in the Whitney Joint Venture and other mineral and land concessions held by Temex Resources Corp., which became a wholly owned subsidiary of Lake Shore pursuant to a plan of arrangement completed on September 18, 2015.

2017 DEVELOPMENTS

NEW DIRECTOR

Effective January 1, 2017, Tahoe’s Board appointed Mr. Charles Jeannes as a new Board member. Mr. Jeannes brings to the Company over 30 years of mining industry experience. Most recently, he served as President and CEO of Goldcorp leading its development into one of the world’s largest and most successful gold mining companies. Before assuming that role, he served as Goldcorp’s Executive Vice-President, Corporate Development. Mr. Jeannes joined Goldcorp in November 2006 following its merger with Glamis Gold Ltd., where he held a number of senior positions and played a key role in acquiring, financing and developing the Marlin, El Sauzal and Peñasquito mines. Prior to joining Glamis, he served as Vice President of Placer Dome Inc. and also practiced law for 11 years, specializing in mining transactions. Mr. Jeannes holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983.

Annual Information Form for the Year Ended December 31, 2016	7

LA ARENA PHASE II SULFIDE PROJECT IN PERU

The Company has initiated an internal scoping study on the La Arena Phase II Sulfide Project in Peru. Detailed reinterpretation of all historic drilling at the La Arena Phase II Sulfide Project is complete and incorporated into a three dimensional geologic model that forms the basis for a new resource estimate that supports the internal scoping study. The Company anticipates completing a Preliminary Economic Assessment of the Project in 2017.

2016 DEVELOPMENTS

LAKE SHORE ACQUISITION

On April 1, 2016, the Company completed the acquisition of Lake Shore pursuant to the Lake Shore Arrangement Agreement dated February 8, 2016. The Lake Shore Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore on March 31, 2016 and received final court approval on April 1, 2016.

Pursuant to the terms of the Lake Shore Arrangement Agreement, Lake Shore became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore (each a “Lake Shore Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a Tahoe Share for each Lake Shore Share.

In connection with the Lake Shore Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore. Immediately upon closing of the Lake Shore Arrangement, former Lake Shore shareholders held approximately 23% of the outstanding Tahoe Shares on an undiluted basis. The Company has authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Shares.

The Company filed a Business Acquisition Report in respect of the Lake Shore Arrangement on SEDAR on April 29, 2016.

REDEMPTION OF LAKE SHORE CONVERTIBLE DEBENTURES

Lake Shore had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016 (the “Indenture”). As a result of the Lake Shore Arrangement and in accordance with the terms of the Indenture, on conversion of the Debentures each debenture holder was entitled to receive Tahoe Shares (in lieu of Lake Shore Shares). Tahoe and Lake Shore entered into a supplement to the Indenture with Computershare Trust Company of Canada, as trustee, to, among other things, evidence Tahoe’s agreement to issue Tahoe Shares to any debenture holder upon conversion of the Debentures.

As the market price of the Lake Shore Shares was greater than 130% of the conversion price (as determined in accordance with the Indenture) on April 1, 2016, Lake Shore gave notice of its election to redeem the Debentures on May 16, 2016 (the “Redemption Date”) at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the Redemption Date. Pursuant to the Indenture, the Company elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures.

An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to holders of the Debentures. Those Debentures remaining outstanding after voluntary conversions were redeemed by Lake Shore on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the Debentures were delisted from trading on the TSX at the close of business on the same day.

SHAHUINDO PREFEASIBILITY STUDY

The Company completed the Shahuindo Prefeasibility Study dated January 25, 2016. The report shows Measured and Indicated Mineral Resources of 143.1 million tonnes and 2.28 million oxide gold ounces at an average gold grade of 0.50 gram per tonne (g/t), and Proven and Probable Mineral Reserves of 111.9 million tonnes at an average gold grade of 0.53 g/t, containing 1.91 million ounces of gold.

BELL CREEK ROYALTY

On July 5, 2016, the Company acquired from Goldcorp for $12.5 million in cash Goldcorp’s 2% net smelter return royalty related to production at the Bell Creek Mine.

MANAGEMENT CHANGES

On August 9, 2016, the Company announced the following management changes, effective August 16, 2016:

•	Ron Clayton became President and Chief Executive Officer and was appointed to the Company’s Board of Directors. Kevin McArthur resumed his duties as Executive Chair and continues as a Director;
•	Elizabeth McGregor became Vice President and Chief Financial Officer and Mark Sadler moved to the position of Vice President, Project Development;
•	Tom Fudge became Vice President, Operations and David Howe became Vice President Guatemala Operations and Managing Director, MSR;
•	Phil Dalke became Vice President, Peru Operations and Managing Director, Rio Alto SAC; and
•	Peter Van Alphen became Vice President and Managing Director, Timmins Operations.

8	Tahoe Resources Inc.

DIVIDEND REINVESTMENT PLAN

The Company implemented a dividend reinvestment plan (the “DRIP”) effective October 2016. The DRIP provides eligible holders of Tahoe Shares an opportunity to purchase additional Tahoe Shares without paying commissions or other service charges by reinvesting their cash dividends. The DRIP allows shareholders to reinvest their cash dividends into additional Tahoe Shares issued from treasury at a 3% discount to the Average Market Price (as defined in the DRIP). Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Participation in the DRIP is open to all registered and beneficial shareholders in Canada, the United States and those other jurisdictions where participation in the DRIP would not be prohibited or restricted by applicable law. Dividends are paid only when declared by the Company’s Board of Directors and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions, or direct that common shares be purchased through market acquisitions at the prevailing market price, in which case no discount applies.

For 2016, non-cash payments were $2.4 million for a total issuance of 256,747 common shares of the Company.

BELL CREEK SHAFT EXPANSION

Work on the Bell Creek shaft expansion project began in the second quarter of 2016, with key positions hired and underground shaft access development having commenced in June. Shaft engineering work is complete and the expansion project is expected to be complete by mid-2018.

SHAHUINDO CRUSHING AND AGGLOMERATION

We initiated a review of the crushing, size distribution, geotechnical and material handling characteristics of ore at Shahuindo in the second half of 2016, which is nearing completion. The review supports the achievement of throughput and recovery rates for agglomerated ores contained in the Shahuindo Prefeasibility Study. The review also identified opportunities to slightly reduce capital expenditures and operating costs at the mine through revisions to the crushing and agglomeration circuit.

2015 DEVELOPMENTS

RIO ALTO ACQUISITION

On April 1, 2015, the Company completed the acquisition of Rio Alto pursuant to the Rio Alto Arrangement Agreement dated February 9, 2015. The Rio Alto Arrangement was approved by shareholders of Rio Alto and received final court approval on March 30, 2015.

Pursuant to the terms of the Rio Alto Arrangement Agreement, Rio Alto became a wholly-owned subsidiary of the Company on April 1, 2015, as the Company acquired all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) in exchange for 0.227 Tahoe Shares and the payment of CAD$0.001 for each Rio Alto Share. Additionally, outstanding options of Rio Alto were deemed to have been exchanged under the Rio Alto Arrangement, and the holders of Rio Alto options received options to purchase Tahoe Shares. In accordance with the terms of the outstanding warrants to purchase Rio Alto Shares, each holder was entitled to receive upon exercise, 0.227 Tahoe Shares and CAD$0.001 in cash in lieu of one Rio Alto Share.

To give effect to the Rio Alto Arrangement, we issued 75,991,381 Tahoe Shares to former holders of Rio Alto Shares, authorized the issuance of 2,011,244 Tahoe Shares for issuance to former holders of Rio Alto warrants upon exercise of such warrants (all of which have been exercised), and authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options held by former option holders of Rio Alto.

The Company filed a Business Acquisition Report in respect of the Rio Alto Arrangement on SEDAR on June 11, 2015.

SECONDARY OFFERING

On June 30, 2015, Goldcorp closed a secondary offering of 58,051,692 Tahoe Shares it beneficially held at an offering price of CAD$17.20 per share for gross proceeds of approximately CAD$1 billion. The Secondary Offering was completed through a syndicate of underwriters led by GMP Securities L.P. and BMO Nesbitt Burns Inc. The secondary offering resulted in the termination of Goldcorp’s rights under the shareholders’ agreement among the Company and affiliates of Goldcorp, which was last amended and restated on February 9, 2015.

2014 DEVELOPMENTS

THE ESCOBAL MINE

After completion of construction and commissioning of all major mine and plant components at the Escobal Mine, in January 2014 the Company declared commercial production at the Escobal Mine. In November 2014, we completed the Escobal Feasibility Study, including publication of our initial Mineral Reserve statement.

DIVIDEND

In November 2014, the Board initiated a monthly dividend of $0.02 per share, payable on December 19, 2014. The inaugural dividend coincided with the Company’s first year of commercial production. The Company continues to pay this monthly dividend, subject to Board approval.

Annual Information Form for the Year Ended December 31, 2016	9

INDEBTEDNESS

REVOLVING CREDIT FACILITY

The Company entered into a $150 million revolving credit facility on August 11, 2015. The Company remains undrawn on this credit facility. Scotiabank and HSBC are the co-leads for the facility, with Scotiabank acting as the administrative agent. In addition to the co-leads, Royal Bank of Canada, Bank of Montreal and Credit Suisse are also members of the banking syndicate. The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5625% and 0.8125% . The term for the facility is three years.

CREDIT AGREEMENT AND LOAN

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on October 11, 2016. The Facility has a two-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay a $35 million loan (“Loan”) which was acquired as part of the acquisition of Rio Alto on April 1, 2015 for general working capital purposes.

As security for the Loan that the Company acquired as part of the acquisition of Rio Alto, Rio Alto had granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine. The Loan had an original one-year term, maturing June 16, 2015 bearing interest at 30-day LIBOR plus 2.60% . Upon maturity, the loan was extended an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Company repaid the Loan in full using the proceeds of the Facility.

YAMOBAMBA LEASE TERMINATION

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20.7 million in exchange for cash and a deferred gain on sale of $0.6 million was recognized and is being amortized over the term of the sale-leaseback. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20.7 million for a term of three years with quarterly installments of interest and principal at an effective interest rate of 6.95% and $1.2 million in principal on the lease was immediately repaid. On April 1, 2015, the lease obligation had a fair value of $19.3 million. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests. On August 5, 2016, the lease obligation was retired for a total of $11.0 million.

INTER-CORPORATE RELATIONSHIPS

Our corporate structure as of the date of this AIF is as follows:

10	Tahoe Resources Inc.

LEGAL

APPEAL BEFORE THE CONSTITUTIONAL COURT

On July 23, 2013, the Court of Appeals in Guatemala (the “Court”) held that MEM should have conducted a hearing of a written opposition to the Escobal Mine Exploitation License (“Opposition”) during the permitting application process. The Court did not rule on the substance or validity of the license; it merely stated that MEM was obligated to hold an administrative hearing addressing the substance of the Opposition under the 1997 Mining Law. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of the Company’s exploitation license. On July 25, 2013, MEM and the Company appealed the Court’s decision to the Constitutional Court and the Constitutional Court upheld the Court’s decision, compelling MEM to conduct a hearing on the Opposition that MEM already found to be without merit. The claimants subsequently requested a clarification from the Constitutional Court, which the Court denied in early May 2016.

In June 2016, MEM commenced the hearing process and then suspended it indefinitely. The Opposition involves dated claims of prospective environmental harm (no such harm has materialized since production at Escobal began three years ago) and new claims of inadequate consultation. Based on the legal posture of the case, the lack of environmental harm after three years of operations and the extensive consultation process that MSR followed prior to issuance of the license, the Company expects a favorable ruling.

GARCIA ET AL. V. TAHOE

On June 18, 2014, an action was commenced against the Company in the Supreme Court of British Columbia. The lawsuit was filed by seven Guatemalan plaintiffs who alleged that Tahoe was directly or vicariously liable for battery and/or negligence regarding an incident that occurred at the Escobal Mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. On November 13, 2015, the Supreme Court of British Columbia issued a ruling declining jurisdiction over the claims brought by the plaintiffs on the grounds that Guatemala was the more appropriate forum to adjudicate plaintiffs’ claims. The plaintiffs appealed this ruling to the Court of Appeal of British Columbia, and on January 26, 2017, the Court of Appeal reversed the Supreme Court’s decision on the grounds that British Columbia was a more appropriate forum for adjudication. While the ultimate result of this action is not expected to have a material financial impact on the Company, it could have significant negative legal implications for the mining industry as a whole, and as such, Tahoe intends to seek leave to appeal the decision to the Supreme Court of Canada.

DESCRIPTION OF OUR BUSINESS

OVERVIEW OF OUR BUSINESS AND STRATEGY

Tahoe’s strategy is to responsibly operate the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West Mines to international standards, to pay significant shareholder dividends and to develop and operate high quality precious metals assets in the Americas. Our principal objectives at this time are to optimize Escobal, La Arena, Shahuindo, Bell Creek and Timmins West operations and to continue expanding the Mineral Resource and Mineral Reserve base through exploration and development of the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West ore bodies and other ore bodies identified in those regions.

We will continue to identify, investigate and, where appropriate, acquire interests in mineral properties in the Americas through direct application to government authorities, joint venture activities or acquisition from existing holders. As part of this process, we will undertake early-stage exploration activities to ensure an orderly and steady development of exploration targets. See “General Development of Our Business – Development of Our Business – 2017 Developments” for details on the proposed Sulfide Project.

Annual Information Form for the Year Ended December 31, 2016	11

THE SILVER INDUSTRY

Demand for silver is based on investment demand, industrial and decorative uses, photography, jewelry and silverware. Together, these categories represent more than 90% of annual silver consumption.

Silver has a number of unique properties including its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light, and its ability to endure extreme temperature ranges. Silver’s unique properties restrict its substitution in most applications.

Silver prices will have a direct impact on our business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See “Descript tion of Our Business – Doing Business in Guatemala, Peru and Canada – Risk Factors Relating to Our Business.” A chart indicating silver prices since January 1, 1999, is set out below.

As of March 9, 2017, the London Fix price of silver was US$17.14.

12	Tahoe Resources Inc.

THE GOLD INDUSTRY

Demand for gold is primarily based on global investment demand, central bank holdings and jewelry. Savin ng and disposal play a larger role in the price of gold than does consumption. The metal is also used for coinage, and has been used as a standard for monetary systems in some countries.

Gold prices will have a direct impact on our business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See “Descript tion of Our Business – Doing Business in Guatemala, Peru and Canada – Risk Factors Relating to Our Business.” A chart indicating gold prices since January 1, 1999, is set out below.

As of March 9, 2017, the London Fix price of gold was US$1,206.55.

PRODUCT

The Company produces metal-bearing concentrates and gold doré. At Escobal, silver, gold, lead and zinc are recovered by differential flotation, producing silver-rich lead concentrates and zinc concentrates which are sold to third-party smelters under concentrate sales arrangements. Silver sales at Escobal for the year ended December 31, 2016 totaled $316.8 million. No revenues from the sale of by-product me etals (gold, lead, zinc) exceeded 15% of the total consolidated revenue. At La Arena, gold doré is produced through a cyanide leach solution an nd carbon absorption system. Gold doré is refined and sold to third parties under refining, sales and purchase agreements. Gold sales at La Arena for the year ended December 31, 2016 totaled $244.4 million. At Shahuindo, a cyanide leach solution and carbon absorption system is used to pour gold doré, which first occurred in December 2015. Commercial production began at Shahuindo in the second quarter of 2016. Gold sales at Shahuindo for the year ended December 31, 2016 totaled $47.2 million (gold sold prior to declaration of commercial production was credited against construction capital). Ore from the Bell Creek and Timmins West Mines is processed at the Bell Creek Mill. Gold doré is produced using carbon-in-pulp and carbon-in-leach recovery systems. The loaded solution from the strip circuit is passed through two electro-winning cells in the refinery where gold doré is poured and then sold to third parties under refining, sales and purchase agreements. Sales from the Bell Creek and Timmins West Mines for the year ended December 31, 2016 totaled $137.1 million.

SPECIALIZED SKILL AND KNOWLEDGE

Most aspects of our business require specialized skills and knowledge e in the areas of geology, engineering, exploration and development, environmental management, sustainability and accounting. We e have a number of employees with extensive experience in mining, engineering, geology, exploration and development and sustainability in Guatemala, Peru and Canada, including C. Kevin McArthur, Executive Chair, Ronald W. Clayton, President and Chief Executive Officer, Brian Brodsky, Vice President Exploration, Charlie Muerhoff, Viice President Technical Services, Mark Sadler, Vice President Projects Development, Tom Fudge, Vice President Operations, Edie Hofmeister, Vice President Corporate Affairs, Phil Dalke, Vice President Operations Peru, Dave Howe, Vice President Operations Guatemala and Peter Van Alphen, Vice President Operations Canada. In addition, our management team has extensive experience in accounting and finance, including Vice President and Chief Financial Officer Elizabeth McGregor and Vice President and Controller Ryan Snow.

Annual Information Form for the Year Ended December 31, 2016	13

Mr. McArthur is an experienced mining engineer with over 35 years of engineering, mine building and mine operations experience, including over six years as Chief Executive Officer of the Company, where he and the Company’s experienced executive team built, acquired and operated world class mines in the Americas. Mr. McArthur currently serves as the Company’s Executive Chair. Previously, he served eight years in the role of President and Chief Executive Officer of Glamis Gold Ltd. and two years in the role of President and Chief Executive Officer of Goldcorp. Mr. Clayton is a seasoned mining executive and mining engineer with more than 35 years of experience operating mines. He served as the Company’s first Chief Operations Officer beginning in 2010 and became the Company’s Chief Executive Officer in 2016. He was Senior Vice President, Operations, for Hecla Mining Company before joining the Company. Messrs. McArthur, Clayton, Brodsky, Muerhoff, Fudge, Dalke, Howe and Van Alphen have substantial underground and open pit mining experience, including significant Latin American and Canadian operating experience. Mr. Muerhoff is a Qualified Person as defined by NI 43-101 and has worked in the mining industry for over 25 years.

EMPLOYEES

As of the date of this AIF, Tahoe Resources USA employs approximately 25 people in Reno, Nevada, MSR employs more than 1,020 people in Guatemala, Rio Alto SAC, La Arena and Shahuindo together employ more than 1,140 people in Peru, and Lake Shore employs more than 635 people in Canada.

FOREIGN OPERATIONS

The Escobal Mine is located in Guatemala and the La Arena and Shahuindo Mines are located in Peru. As such, these operations are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. See “Description of Our Business – Doing Business in Guatemala, Peru and Canada – Risk Factors Relating to Our Business” “– Operations in Guatemala, Peru and Canada,” “– Obtaining and Renewing Licenses and Permits,” “– Licenses and Title to Assets” and “– Governmental Laws and Regulation.”

COMPETITIVE CONDITIONS

We compete with other entities in the search for and acquisition of mineral properties. As a result of this competition, we may be unable to acquire attractive properties in the future on terms we consider acceptable. We also compete for financing with other resource companies. There is no assurance that additional capital or other types of financing will be available to us if needed, or that, if available, the terms of such financing will be favourable to us. See “Description of Our Business – Doing Business in Guatemala, Peru and Canada – Risk Factors Relating to Our Business,” “– Competition for New Properties” and “– Financing Requirements.”

ENVIRONMENTAL AND SOCIAL ACTIVITIES

The Company is committed to conducting business honestly and ethically everywhere we operate. We aspire to deliver long term shareholder value through sustainable economic and social development in the communities where we work. We strive to minimize the environmental effects of our operations, to provide a safe and healthy workplace for all our employees and contractors and to promote sustainable businesses and social programs in the communities where we operate.

ENVIRONMENT

We are dedicated to the highest standards of responsible environmental stewardship. We honour this commitment by meeting or exceeding local governmental regulations and aligning our policies and practices with international guidelines. See “Description of Our Business – Escobal Mine – Environment” and “– Reclamation,” “– La Arena Mine – Environment,” “– Shahuindo Mine – Closure,” “– Bell Creek Mine – Environment” and “– Timmins West Mine – Environment.” We have environmental management processes in place which are designed to prevent or minimize environmental impacts, to implement mitigation measures where appropriate, and to improve performance. Tahoe’s Board of Directors oversees the Company’s environmental management through the Health, Safety, Environment and Community Committee and reviews site performance on a quarterly basis. Tahoe’s Sustainability Steering Committee, chaired by Tahoe’s Executive Chair, and comprised of executive management and site leaders, oversees environmental and other social matters related to each operation on a quarterly basis. Tahoe’s Health, Safety, Environment and Community Committee receives quarterly reports from the Committee in monitoring the effectiveness of health, safety, environmental, community relations and sustainability policies and programs at Tahoe operations.

In Guatemala, an environmental mitigation study must be filed with MEM before undertaking reconnaissance or exploration activities. In addition, an environmental assessment must be filed with MARN for approval prior to undertaking exploration activities. In order to obtain the exploitation license, MSR prepared an environmental impact study for review and approval by MARN. Upon grant of the license in April 2013, the Company also arranged for the issuance of a bond for environmental protection and obtained an environmental license pursuant to Guatemalan regulations.

MSR conducts continuous environmental monitoring in and around the local communities surrounding Escobal to determine the quality of the air, water and stream sediments and to measure vibrations, sound pressure levels, rock geochemistry and biology. MSR regularly reports these findings to MARN to ensure compliance with applicable environmental laws, regulations and standards. Environmental awareness programs offer instruction to MSR employees and contractors on environmental conservation and mitigation. The Company also works with national and international non-governmental organizations on community needs assessments to guide further programs in the vicinity of the Escobal Mine.

14	Tahoe Resources Inc.

In Peru, the General Mining Law sets forth the environmental regulation of exploration and mining activities for the country, which is administered by MEM. Generally, MEM requires exploration and mining companies to prepare an Environmental Impact Assessment (EIA) – Category I, Environmental Impact Study Semi Detailed (EIAsd) – Category II, an Environmental Impact Assessment, a Program for Environmental Management and Adjustment, and a mine closure plan.

Our operations at La Arena and Shahuindo prevent and mitigate environmental impacts to the fullest extent possible. These operations are committed to meeting and/or exceeding high environmental standards, including flora and fauna preservation, progressive rehabilitation and water quality protection. Each operation diligently conducts biological and hydro-biological monitoring and examines surface and ground water, noise, blasting and vibrations, dust and other emissions to air, waste disposal and erosion control and reports those findings to Peru’s MEM on a quarterly basis. Moreover, La Arena and Shahuindo collaborate with local villages in their direct areas of influence to sample and monitor water at least biannually. La Arena and Shahuindo ensure that environmental impacts are minimized by adhering to the programs as outlined in the approved EIAs and by providing ongoing training to staff to manage environmental matters. The Company’s reclamation projects are financially supported by bonds or letters of credit.

In Canada, exploration activities are regulated through the provincial Mining Act and the MNDM. All exploration proposals are forwarded to the MNDM for approval. In order to ensure the consultation processes have been fulfilled for proposed projects, scopes for potential exploration projects are forwarded to the local First Nation communities for review.

Both the Bell Creek and Timmins West Mines comply with current legislation, regulations and operating licenses on a municipal, provincial and federal level. Monitoring programs include, but are not limited to, monitoring of the following: industrial sewage, water, air, dust, noise, vibration and waste generating materials. Effluent samples are collected at least weekly and monitoring data and site activities are reported annually to appropriate government agencies. In addition to complying with provincial legislation requiring effluent monitoring, the operations also comply with the Metal Mining Effluent Regulation and Environmental Effects Monitoring, which require detailed studies of the receiving waters of the Bell Creek and Timmins West Mines. These studies include aquatic, sediment and benthic analysis, fisheries assessments and flora and fauna evaluations performed on a three year cycle, which are used to measure potential effects to the waters, if any.

Both the Bell Creek and Timmins West Mines have also implemented water management strategies focused on diverting clean water from the site and treating any and all water used at the site prior to discharge into the natural environment. All reclamation work is approved by MNDM and financially supported with bonds or letters of credit.

SUSTAINABILITY

Alignment with International Protocols and Best International Practices

The Company has aligned its policies and practices in Guatemala with the United Nations Guiding Principles on Business and Human Rights (“Guiding Principles”), the Voluntary Principles on Security and Human Rights (“VPSHR”) and the Equator Principles and expects to complete alignment with these standards in Peru and Canada by the end of 2017. In Guatemala, the Company completed a Social Impact Assessment and implemented a grievance mechanism in January 2015 to align with the Guiding Principles and the International Finance Corporation (“IFC”) Performance Standards. This mechanism utilizes the NAVEX Global’s case management software which provides for multiple communication options.

Organizational Sustainability Initiatives

Tahoe Resources Inc. is a member of Business for Social Responsibility (“BSR”), a global organization working to further sustainable business practices, which has assisted the Company in implementing policies and practices aligned with the Guiding Principles, the VPSHR and the Equator Principles and in drafting its sustainability report.

MSR is a member of CentraRSE, a local CSR organization in Guatemala, comprised of more than 100 companies committed to responsible business practices.

Rio Alto participates with other Peruvian mining companies in a CSR Mining Initiative focused on furthering the UN’s Sustainable Development Goals. Through this effort, Rio Alto is looking to share best Sustainability practices and seek possible synergies with other mining companies to accomplish Sustainability goals.

Lake Shore is a member of the Ontario Mining Association, a provincial organization whose mission is to support and improve the competitiveness of the mining sector in the province while representing companies engaged in the environmentally responsible exploration, production and processing of minerals in Ontario.

2016 Sustainability Projects

Key MSR social projects in 2016 (some of which are ongoing) include:

Nutrition

Aprendamos Juntas: MSR is working with the well-respected Guatemalan non-profit organization, Puente, to administer a food security program, Aprendamos Juntas (“We Learn Together”), for women and their families in the vicinity of the Escobal Mine. Throughout the program, women of reproductive age learn habits for better health and build the confidence and skills to run a small business for economic stability. Participants’ children are also weighed and measured throughout the two-year program to track their nutritional status. From the first two groups of 800 women, 641 have completed the first phase of the program consisting of hygiene, nutrition and health trainings.

Annual Information Form for the Year Ended December 31, 2016	15

Education

Vocational Training Center: Since 2013, MSR has provided vocational skills training to local residents at its Vocational Training Center in the San Rafael las Flores municipality. The center offers courses in English, computer basics, silversmithing, apparel construction and professional welding, along with gastronomy, bakery and cosmetology courses that were added in March 2016. The gastronomy course and bakery course were taught by seasoned restaurant management and bakery professionals, and focused on basic cooking methods and preparation. The cosmetology course provided students with hands-on hair and make-up training. Approximately 250 students from surrounding towns near the Escobal Mine are currently enrolled in courses that will result in diplomas or technical degrees upon graduation. In February 2017, Guatemala’s INTECAP organization certified the welding shop associated with the Vocational Training Center, which will allow students who receive welding training at the Center to graduate with professional and technical degrees.

School Infrastructure and Scholarships: In 2016, MSR renovated two schools with special attention placed on bathrooms, kitchens, classrooms and playgrounds. MSR has renovated two-thirds of all education infrastructures in San Rafael las Flores since 2010. MSR has also awarded more than 276 scholarships to help pay for tuition, school supplies and uniforms to students in the vicinity of the Escobal Mine, and in 2016, donated 4,703 school backpacks filled with educational supplies to students in San Rafael las Flores.

Agriculture

Reforestation Program: Rapid population growth and the high demand for energy have negatively impacted Guatemala’s forestry resources. Accordingly, to reduce the increasing deforestation in the region, more than 32,000 trees were planted in 108 hectares in Santa Rosa through MSR’s reforestation program. Further, to increase small landowners’ incomes in the region, MSR helped formulate forest management plans to obtain government subsidies.

Veterinary Services & Training: In coordination with municipal health centers, MSR provided vaccinations to approximately 650 small and medium-size farmers’ livestock and provided additional veterinary services to 200 residents. Livestock and domestic animal training was also provided to approximately 200 community members to teach the importance of proper animal care and strategies for disease prevention.

Infrastructure

Road Improvements: MSR contributed in the main road repair from Casillas to San Rafael, along with the secondary roads for Nueva Santa Rosa, San Rafael and Casillas in a tripartite partnership with the municipality and the Army of Engineers.

Police Station: On February 12, 2016 MSR inaugurated the San Rafael Las Flores (“SRLF”) police station. The construction of the police station was a long-term project designed to improve safety for MSR employees, contractors and SRLF residents.

Hospital Upgrade: MSR invested approximately $12,000 in pipes and faucets for the oxygen delivery system at the Cuilapa Regional Hospital in the Santa Rose department. Prior to the upgrade, oxygen was supplied to patients by individual oxygen tanks that were often inadequate to meet patient needs, and which had to be delivered by nurses through a time and labor-intensive process. MSR’s upgrades ensure that each patient has sufficient, individual oxygen supply, and will help approximately 600 emergency, pediatrics and maternity patients each year.

Capacity Building

Most of MSR’s 1,000+ employees come from local areas near the Escobal Mine. In 2016, MSR continued to develop its employee engagement and education programs based on a socio-economic baseline study of employees and families.

FUNDES: MSR engaged FUNDES (a non-profit organization) to conduct an economic development program to support the development of local businesses in San Rafael las Flores. FUNDES’ mission is to strengthen the business capacity of local commercial enterprises to improve their market reach and to achieve sustainable results. In 2016, FUNDES trained 6 local business associations. FUNDES conducted business assessments of each association and provided training to increase production, generate local employment opportunities and increase revenue.

Ex-landowners’ Association

MSR participates in a profit-sharing program in the form of an NSR royalty of 0.5% to be shared by a local association of former owners of the Escobal Mine lands (“Association”). The Association receives payments approximately every quarter via a trust instrument administered by an independent party. Of this 0.5%, 10% is allocated to development projects identified by the Association. In 2016, MSR paid approximately $0.5 million to the Association and $0.1 million of that was designated for development. The Association bought a property worth $0.1 million to develop future education or health projects.

16	Tahoe Resources Inc.

Community Engagement

Grievance Mechanism: MSR strengthened its existing grievance mechanism to further align with the Equator Principles, IFC Performance Standards and Guiding Principles. The comprehensive mechanism utilizes NAVEX Global’s case management software which provides for a call center and web-based interface. Stakeholders can communicate their concerns, questions and suggestions through MSR’s telephone hotline, grievance website or in person with either their manager or an MSR community liaison at its community office. In 2016, MSR received 127 cases from employees and local community members. MSR resolved 99 of those cases and 63 were closed within 45 days.

Site Visits: In 2016 MSR hosted more than 860 site visits to the Escobal Mine made by COCODES (village leadership councils), school teachers, university students, businesswomen and local farmers, among others.

Guatemalan Royalty Agreement

In 2016 the Company’s Guatemalan voluntary royalty program offered economic and social development to the communities impacted by the project. Of the total 5% royalty paid by the Company, 1% was mandatory and split equally between the federal government and the SRLF local municipality. The Company paid the remaining 4% voluntarily, of which 1.5% was paid to the federal government, 1.5% paid to SRLF, and the remaining 1% distributed equally among the three regional municipalities surrounding Escobal. Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. Some concentrate sales during 2016 were below the $16/oz threshold.

In 2016, the Company paid a total of approximately $3.2 million in statutory royalties and approximately $8.8 million in voluntary royalties. The distribution was as follows:

•	$2.4 million statutory royalty to the Guatemalan Federal government;
•	$0.9 million statutory royalty to SRLF;
•	$3.8 million voluntary royalty to the Guatemalan Federal government;
•	$3.8 million voluntary royalty to SRLF; and
•	$1.2 million voluntary royalty to the three regional municipalities who signed the agreement.

Key La Arena social projects in 2016 (some of which are ongoing) include:

Nutrition

Healthy Homes Program: La Arena has successfully implemented a three-year program in 14 villages intended to teach families how to improve health and nutrition by establishing healthy environments and building healthy eating habits. The program highlights the importance of proper health and sanitation techniques, including garbage disposal, food storage, handwashing, and separation of living spaces such as the kitchen, bedrooms, restrooms, and livestock spaces. The program is sponsored by the Peruvian Ministry of Health.

School Nutrition Program: During 2016, La Arena continued to sponsor a school nutrition program aimed at promoting the consumption of a balanced diet for optimal growth. The program targets students for the purpose of improving both nutrition and educational outcomes. To date, 1,021 students from 7 villages have participated in the program. La Arena has donated kitchen utensils and food to the participating schools for students’ lunches. Additionally, La Arena has built school gardens to cultivate fresh vegetables and has conducted training workshops for parents focused on proper management and storage of food as well as the importance of balanced nutrition.

Education

Healthy Schools Program: La Arena promoted good health and hygiene practices in the schools of 14 villages near the mine. The program benefited more than 2,000 students.

Teacher Training: La Arena sponsored training workshops to develop and strengthen the skillsets of 126 teachers.

Strengthening Reading Skills - Improving School Libraries: During 2016, La Arena sponsored a reading comprehension contest in which 13 schools participated. Winning students received more than 200 books and educational audiovisual material for their school library. The materials included Peruvian literature of fiction and non-fiction, mathematics, reading, dictionaries and encyclopaedias.

Agriculture

Breeding of Guinea Pigs: During 2016, La Arena continued implementation of a four-year program to foster best breeding practices and strengthen business management skills.

Livestock Husbandry: La Arena sponsored and conducted a Campaign of vitamin dosage and application with more than 12,000 doses administered to improve livestock health conditions and prevent disease, including cattle, sheep and goats.

Annual Information Form for the Year Ended December 31, 2016	17

Trout Breeding: La Arena conducted 13 workshops on small-scale trout farming. The training campaign also included the improvement of water harvesting processes in order to optimize water recycling in trout breeding ponds.

Infrastructure

Community infrastructure: La Arena donated 2 community buildings; one for La Arena benefiting 500 families, and one for La Union benefiting 90 families.

Improving School Premises: La Arena donated a Science Laboratory and a Sports Platform to the La Arena School.

Capacity Building

Local Employment Program: During 2016, La Arena continued skillset strengthening among employees. Sixty local employees were trained on masonry, welding and tipper operation. Additionally, 160 local residents were trained on heavy equipment operation.

Community Engagement

Grievance Mechanism: To comply with Tahoe’s commitment to international Sustainability standards and to strengthen its stakeholder engagement efforts, La Arena is in the process of implementing the NAVEX Global grievance mechanism system and Boréalis stakeholder management software. La Arena will complete implementation of the NAVEX system in 2017.

Community Information: At site, La Arena has implemented an Information Office which, during the course of 2016, has been visited by more than 1,200 people primarily seeking job opportunities. At the Information Office people are able to receive information related to the Company’s Sustainability activities, productive and sustainable programs, mining activities, and environmental practices.

Guided Site Visits: Six groups comprising local students, teachers, business associations and government officials visited La Arena operations during 2016.

Key Shahuindo social projects in 2016 (some of which are ongoing) include:

Nutrition

Health Campaigns: During 2016, in alliance with the Public Healthcare Authority, 11 healthcare campaigns were conducted, and medical assistance was administered to 4,660 locals.

Improving Healthcare Posts Infrastructure: 2 Healthcare Post premises were improved, benefiting more than 2,400 families.

Improving Healthcare Posts Equipment: 13 Healthcare Posts were equipped with proper medical equipment, benefiting 5,000 families at Cajabamba.

Training and Strengthening Locals’ Skills: Health promoters and Community residents were trained in first aid assistance and hygiene, benefiting more than 2,400 families.

Education

Higher Education Program: Shahuindo, in combination with the Peruvian education non-profit TECSUP, launched a program in 2016 to promote academic improvement among local high school students to help them qualify for the Peruvian Ministry of Education national scholarship. The scholarship provides financial assistance to students enrolled as undergraduates at a national university or technical college. As part of this initiative, Shahuindo sponsored after school education programs at three schools in local villages, where participants received school supplies, study materials and instruction.

Teacher Salary Stipends: Shahuindo’s investment in Sustainability initiatives for 2016 included providing teacher salary stipends.

Educational Material: Shahuindo donated educational materials to 24 schools.

Healthy Schools Program – “Aprendo Saludable”: Shahuindo fostered good health and hygiene practices in 36 schools, benefiting more than 3,800 students.

Improving School Infrastructure: Nine pre-manufactured classrooms were placed within the four villages of Moyan Alto, Chuquibamba, Chingol and San Felipe, benefiting more than 550 students. Three school-lunchrooms were implemented benefiting 135 students.

Improving School Furniture: Shelves, tables and chairs were donated to the Educational Authority of Araqueda, benefiting more than 1,100 students.

18	Tahoe Resources Inc.

Broadening Access to Education: Shahuindo paid the wages of ten teachers in eight villages whose schools lacked the resources to support teacher salaries, thus benefiting 350 students.

Back to School Campaign: More than 3,500 educational materials packages were donated to students at 35 schools.

Agriculture

Avocado Husbandry Training: Shahuindo continues to provide agricultural best practices training to local farmers in the vicinity of the Project. Farmers learned how to reduce the use of pesticides and replace them with organic products.

Breeding of Guinea Pigs: During 2016, 45 guinea pig breeding-sheds were implemented in three villages, and locals were trained in best breeding practices and strengthening of business management skills.

Breeding of Hens: In two villages, hen breeding-sheds were implemented benefiting 45 families (La Fila and Maximas Flores).

Productive Projects: Technical assistance in “granadilla” farming was provided in three villages (Siguis, Maximas Flores and Quillispampa).

Infrastructure

Infrastructure Projects: Shahuindo’s 2016 infrastructure projects included clearing the Chingol Channel, benefiting 800 farming producers from eight villages; improvement of a water system for human consumption, benefiting 250 families; and placement of a pontoon at Liclipampa Village, benefiting 165 families.

Capacity Building

Shahuindo shares the positive and substantial impacts of its mine operations with the local communities in which it operates, and maintains a commitment to train and hire local workforce. Shahuindo’s workforce is comprised of 60% local staff. The Company supports training programs to enhance skills of the local workforce and employs the local workforce to increase economic and human development. During 2016, 79 local employees and locals were trained on masonry, welding, heavy-duty equipment and tipper operation.

Women Empowerment: 439 women from 14 villages participated in workshops to develop productive capacities in the areas of product marketing, guinea pig breeding, and bakery and pastries businesses, as well as furthering leadership development, employment and home economic skills.

Contracting Local Goods and Services: Of Shahuindo’s 164 suppliers, 140 are local providers contracted for the delivery of goods and services to the Project.

Community Engagement

Grievance Mechanism: To comply with Tahoe’s commitment to international Sustainability standards and to strengthen its stakeholder engagement efforts, Shahuindo adopted the NAVEX Global grievance mechanism system and Boréalis stakeholder management software. Shahuindo will complete implementation of the NAVEX system in Q2 2017.

Community Information and Site Visits: Shahuindo implemented two Information Offices at the site and at Cajabamba where people are able to receive information related to job opportunities, Sustainability activities, productive and sustainable programs, mining activities, and environmental practices. Additionally, people can submit grievances.

Key Lake Shore social projects in 2016 (some of which are ongoing) include:

Education

Music Education: In February 2016, Lake Shore partnered with the non-profit music organization, Through Education Music Provides Opportunity (TEMPO), to support music education for high school and vocational students. The 5-month course provides students an opportunity to improve their music skills and explore careers in the music industry. Students are taught by music professionals in areas such as song-writing, music theory, marketing, finance, copyright law and entrepreneurship. Lake Shore will continue to sponsor the program throughout 2017.

Training Local Workforce

Lake Shore partnered with Timmins Northern College and the Native Women’s Association to sponsor the national Mining Essentials for Women program, a 12-week entry-level mining course for aboriginal women. Aboriginal women from Lake Shore’s First Nations communities participated in the program, which taught skills necessary for work in mining processing, underground mining and surface mining. The women also attended communication and computer skills classes, as well as mine tours and safety trainings.

Annual Information Form for the Year Ended December 31, 2016	19

Community Engagement

First Nations Impact and Benefits Agreement (“IBA”): Lake Shore signed an IBA on October 27, 2016 with the Wabun Tribal Council First Nations. The IBA establishes a framework for continued consultation on Tahoe’s existing and future operations in the Timmins area, and provides the Company’s First Nations partners with long-term benefits, new business opportunities, employment, environmental sustainability, training and education.

Exploration Agreement: Lake Shore is currently finalizing an agreement with Wahgoshig First Nation in order to ensure communication/consultation with local communities on the development of its Fenn-Gib properties.

Agriculture

Spawn Transfer: Lake Shore provided ongoing financial support to the Spawn Transfer project, which reported in 2016 that it successfully restored the native lake sturgeon population in the region. This project was the first successful attempt to restore a sturgeon population by transplanting adult sturgeon from one area to another and then allowing them to spawn naturally.

Friends of the Porcupine River: Lake Shore, along with other local mining partners, were involved in developing long-term strategies for restoring the Porcupine River Watershed through the creation of multiple spawning beds and cultural trail systems, as well as identifying local historical areas.

DOING BUSINESS IN GUATEMALA, PERU AND CANADA

MINING IN GUATEMALA

The Escobal Mine is located in Guatemala. The State of Guatemala owns all mineral deposits within Guatemala. MEM may grant reconnaissance, exploration and exploitation licenses to any entity, whether Guatemalan or foreign. Applications for licenses are typically granted on a first-time basis, with holders of reconnaissance licenses given priority for an exploration license (over portions of the area covered by the reconnaissance license) and holders of exploration licenses given priority for an exploitation license (over portions of the area covered by the exploration license), so long as applications are made before the expiration of the existing license. Mineral licenses are “coordinate staked” (filed only referenced to Universal Transverse Mercator coordinates) and no monuments are located on the ground. No physical survey of exploration license boundaries is required.

License holders may use water, so long as such use does not affect the permanent exercise of water rights by others, and subject to the requirement that mining operations must not contaminate the environment. Licensees are also granted rights of way, including the right to build roads, with the proviso that surface owners be compensated.

MEM may suspend mining rights for, among other things, safety and environmental concerns or failure to pay royalties or to submit reports when due; may cancel mining for, among other things, failure to commence field work or operations in the prescribed time; and may extinguish mining rights upon expiration of the license term, depletion of the deposit or express renouncement of the holder. Fees payable by licensees include surface rights fees, a granting fee for a mining right and an area fee for the licenses.

Under the 1997 Guatemalan mining law, a mandatory royalty of 1% is payable at the exploitation stage and shared equally between the State and the municipality where the project is situated. The royalty is determined by an affidavit of the volume of the marketed product from mining operations and is based on the value of sale consigned in the national market or international exchange. On January 26, 2012, the administration and the Mining Industry Association agreed to general terms in a royalty agreement that resulted in the industry voluntarily paying higher royalties to the federal and local governments. On April 16, 2013, the Company executed an initial voluntary royalty agreement and has subsequently entered into amended voluntary royalty agreements (“Escobal Voluntary Royalty Agreements”) with six municipalities in the area in which Escobal is located. The most recent Voluntary Royalty Agreements were entered into with three municipalities in January 2017 and, as with past agreements, include provisions requiring the transparency of the payments made pursuant to the agreements.

Together with the 1997 Guatemalan mining law, the Escobal Voluntary Royalty Agreements committed the Company to pay a 5% NSR royalty on the concentrates sold from Escobal Mine production. Under the Escobal Royalty Agreements, 2% benefits SRLF communities, 2% benefits the federal government and an additional voluntary 1% benefits certain outlying municipalities. See “Description of Our Business –- Environmental and Social Activities –- Sustainability –- 2016 Sustainability Projects –- Key MSR Social Projects in 2016 –- Guatemalan Royalty Agreement” for a detailed breakdown of the royalty payments.

MINING IN PERU

Peru has rich deposits of copper, gold, silver, lead/zinc and natural gas and petroleum. It is a leader in the mining industry and one of the world’s largest producers of base and precious metals. Peru is one of the three largest producers of copper and zinc in the world. It is also a major producer of gold, silver and other minerals. Peru’s mining sector is thriving due to an abundance of rich natural resources, a strong mining culture and an attractive legal and tax regime.

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. The surface land property is distinct from the natural resource. The government retains ownership of all subsurface land and mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mining areas have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. The same mining concession is valid for exploration and for exploitation.

20	Tahoe Resources Inc.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register. The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products.

Recently, Peru has enacted a new regime of environmental laws whereby MEM and the Environmental Ministry have issued regulations mandating environmental standard for the mining industry. Under these standards, new mining development and production requires mining companies to file and obtain approval for an Environmental Impact Study (“EIS”), which incorporates technical, environmental and social matters, before being authorized to commence operations.

The Environmental Evaluation and oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following permits are generally needed for a project: Certificate for the Inexistence of Archaeological Remains (CIRA); Environmental Impact Assessment (EIA); Mine Closure Plan; Establishment of a financial guarantee for closure; Beneficiation Concession; Mining Transportation Concession; Permanent Power Concession; Water Usage Permits; Easements and Rights-of-way; District and Provincial Municipality Licenses and Construction and Operation Permits.

MINING IN CANADA

Mining is one of Canada’s primary industries and involves the extraction, refining and processing of important mineral products such as gold, silver, platinum, iron, copper, lead, zinc and nickel. Canada’s mining industry represents approximately three percent of the country’s gross domestic product. Mining’s importance to the overall economy and employment remains significant, particularly in the northern part of provinces such as Ontario, British Columbia, Saskatchewan and Quebec and territories such as the Yukon and Northwest Territories. Canada remains one of the world’s leading mining countries and has become the centre of global mining finance and expertise. The TSX and TSX Venture stock exchanges have become world centres for investment in mining and mining exploration companies.

In Canada, environmental laws are divided between federal and provincial governments. The Canadian constitution gives the federal government power to pass law relating to fisheries, shipping, interprovincial trade and commerce and criminal law, as well as law for the “peace, order and good government of Canada.” Federal legislation enacted related to the environment includes the Canadian Environmental Protection Act, the Canadian Environmental Assessment Act and the Fisheries Act and the Arctic Waters Pollution Prevention Act. The powers of the provincial governments cover all matters of local nature and property and civil rights within the provinces. The provinces also have primary jurisdiction over agriculture, forestry, mining and hydroelectric development.

In Ontario, the MNDM oversees the mineral sector and is responsible for permitting mining operations in that province under the Mining Act. MNDM administers and maintains land tenure, mining claims and geoscience information. There are various forms of mineral tenure in Ontario, consisting principally of unpatented mineral claims, mining leases and freehold lands (including patented mineral claims).

Unpatented mineral claims and mining leases available in respect of public lands held by the Crown that are open for exploration are governed by the Mining Act (Ontario) and administered by MNDM. Unpatented mineral claims do not grant the holder any real property interest in the lands comprising such claims. The holder of claims may conduct certain limited exploration work with respect to such claims after staking and registration. Thereafter, if the holder wishes to carry out more extensive exploration work and/or move to production, the holder has the right to obtain a mining lease with respect to such claims. The holder is required to complete and file annual assessment work as prescribed under the Mining Act. Failure to complete the requisite assessment work will result in the forfeiture of the unpatented claims back to the Crown (subject to certain relief provisions included in the Mining Act). No minerals may be extracted from lands that are the subject of an unpatented mining claim; the holder must have a mining lease or a freehold interest to mine the land. Subject to due registration and the payment of applicable fees, an unpatented mining claim can be transferred, charged or mortgaged by the holder without obtaining any consents.

A mining lease entered into by a mineral claims holder with the Crown creates a leasehold real property interest in favour of the lessee. Mining leases grant an exclusive right to the lessee to enter upon, search for, and extract minerals from the land, subject to the lessee obtaining other required permits and compliance with applicable regulations, including those prescribed by the Ontario Ministry of Natural Resources (“MNR”) and the Ontario Ministry of the Environment. Typically, mining leases are for a term of 21 years, include renewal provisions, are subject to annual lease payments and may cover mining and surface rights or solely mining rights. A mining lease cannot be transferred or mortgaged by the lessee without the prior consent of the MNDM. To obtain consent of the MNDM, the lessee must submit appropriate documentation and pay fees.

The owner of freehold lands holds a fee simple real property interest. Historically, the holder of a mining claim interested in removing minerals from the ground could, instead of obtaining a mining lease, apply to the MNR to acquire the freehold interest in the subject lands by way of the issuance of a mining patent. Mining patents may include surface and mining rights or solely mining rights and vest in the patentee all of the Crown’s title to the subject lands and to all mines and minerals relating to such lands, subject to any reservations set out in the patent (as may be varied by the Public Lands Act (Ontario)). New issuances of mining patents have been replaced by issuances of mining leases. Freehold lands and patented claims are subject to annual provincial mining taxes and, where surface rights are held, provincial mineral land taxes. As the holder of a mining patent enjoys the freehold interest in the lands, no consent from the MNDM is required for the patentee to transfer or mortgage those lands.

Annual Information Form for the Year Ended December 31, 2016	21

FOREIGN INVESTMENT

Applicable Guatemalan, Peruvian and Canadian law guarantees equal treatment and enjoyment of constitutional rights to foreign and local investors in certain areas including, but not limited to, private property, expropriation and importing. Foreign investors are permitted to participate in any legal economic activity, including provision of capital to companies incorporated in Guatemala, Peru and Canada and repatriation of capital out of Guatemala, Peru and Canada.

TAXATION

Income Tax

Income tax must be paid on income generated in Guatemala and may be paid either under the Regime on Profits or the optional regime. After tax legislation was passed in early 2012, the Regime on Profits was changed from a rate of 31% of net income (total income less exempt income less deductible costs and expenses) paid quarterly and liquidated on an annual basis. The new regime went into effect January 1, 2013. The rate was 28% in 2014 and was 25% in 2015 and thereafter. The optional regime rate was 6% of taxable income (total income less exempt income) paid monthly which increased to 7% in 2014 and thereafter. Corporations must adopt one of the two regimes and commit to a regime each December. After assessing the individual impact of each regime on earnings attributable to common shareholders, we adopted the optional regime for 2014, 2015 and 2016. Failure to make income tax payments results in a penalty of 100% of the unpaid tax, plus interest.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The corporate income tax was reduced from 30% in 2014, and to 28% in 2015 and 2016. In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. We have not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon,” by the Central Government back to the regional and local authorities of the area where the mine is located. In December 2016, Peru enacted tax reform that is effective January 1, 2017. The tax reform increases the corporate income tax rate from 28% to 29.5% . The new rate will apply to tax year 2017 and thereafter.

Corporations resident in Canada (whether owned by Canadians or non-residents) are taxed on their worldwide income from all sources, including income from business or property and net taxable capital gains. Corporations are taxed by the federal government and by one or more provinces or territories. The basic rate of federal corporate tax for 2016 is 38%, but it is reduced to 15% by an abatement of ten percentage points on a corporation’s taxable income earned in a province or territory and a general rate reduction of 13 percentage points on a corporation’s full-rate taxable income. Provincial and territorial tax rates are added to the federal tax and generally vary between 10% and 16% of taxable income. A penalty is levied on returns that are filed late, equal to 5% of the unpaid tax at the required filing date, plus an additional 1% per month (not exceeding 12 months) of such unpaid tax for each month that the return remains unfiled. Federal and provincial corporate tax installments must be made monthly during the corporation’s tax year. The remaining balance of taxes owed must be paid by the end of the second month following the tax year-end.

Dividends

In Guatemala, starting January 1, 2013, dividend payments have a tax rate of 5%. All dividend payments are subject to tax, notwithstanding the shareholder’s nationality. A 3% stamp tax is payable on dividends, civil and mercantile contracts and cash payments unless the Company’s operations are subject to the payment of a Value Added Tax of 12% (which is applicable to sales of goods and services, as well as imports and land). If dividends are paid through the delivery of a coupon, the payment may be exempt of stamp tax. The holder of an export license may import, free from tariff and import duties, machinery, equipment, parts, accessories, materials and explosives that will be used in the production of the items to be exported (Decree 2989).

In Peru, the dividend tax rate of 6.8% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies. The expectation is that the rate will increase to 8% in 2017 and reach 9.3% by 2019. The tax reform effective on January 1, 2017 also reduces the dividends withholding tax rate from 6.8% to 5%. The tax reform repealed the progressive increase in the withholding tax rate for 2017, 2018 and 2019.

In general, dividends received by one Canadian corporation from another are fully deductible. A dividend received from a non-resident corporation that is a foreign affiliate of a Canadian taxpayer may be exempt from tax. Typically, taxpayers resident in Canada may deduct from their Canadian tax liability a credit for income or profits tax and for withholding tax paid to another country. The foreign tax credit is calculated separately for foreign business tax and foreign non-business tax on a country-by-country basis. If a Canadian corporation receives dividends from a foreign affiliate, the normal foreign tax credits are replaced by either a complete or partial deduction for such dividends.

Other Taxes

Effective January 1, 2009, corporations and enterprises domiciled in Guatemala must pay on a quarterly basis, the Impuesto de Solidaridad, (“ISO”) included in Decree 73-2008. The ISO amount is calculated at the rate of 1% of the greater of (i) the amount resulting after subtracting from total assets, the fiscal credits (resolved through resolution), reserve for doubtful accounts, accumulated depreciation and amortization for the last fiscal year, and (ii) gross income for the last fiscal year. The ISO may be taken as a credit against the income tax to be paid by the corporation. Taxpayers operating under the optional regime are ISO exempt.

22	Tahoe Resources Inc.

The Special Mining Tax (“SMT”) in Peru is a tax imposed in parallel with the Modified Mining Royalty described below. The SMT is applied on operating mining income based on a sliding scale, with progressive marginal rates ranging from 2% to 8.4% . The tax liability arises and becomes payable on a quarterly basis. The SMT applies on the operating profit derived from sales of metallic mineral resources, regardless of whether the mineral producer owns or leases the mining concession.

In Canada, Ontario mining tax is imposed on profits from the extraction of mineral substances raised and sold by operators of Ontario mines. The tax rate on taxable profit subject to mining tax for the Company’s Canadian mine is 10%. The tax is applied to an operator's annual profit in excess of a $500,000 annual deduction, which needs to be shared by associated corporations.

Royalties

Up to December 31, 2014, the Company paid a 5% NSR royalty (1% statutory, 4% voluntary) on the concentrates sold from the Escobal Mine production. The Guatemalan government attempted to increase the royalty to a 10% NSR, effective January 1, 2015. However, on November 5, 2015, the Guatemalan Constitutional Court formally ruled that the 10% royalty was unconstitutional. The Company continued to pay a 5% NSR royalty (1% statutory, 4% voluntary) throughout 2015 and 2016.

In 2004, Peru implemented a mining royalty that required holders of mining concessions to pay between 1% and 3% of the commercial value of sales, based on a three step sliding scale, to the Peruvian government, for the exploitation of metallic and non-metallic mineral resources. This regime was replaced by the Modified Mining Royalty (“MMR”). The MMR applies on all companies’ operating income. The MMR is payable on a quarterly basis with marginal rates ranging from 1% to 12%. An “operating income” to “mining operating revenue” measure is calculated each quarter and, depending on operating margin, the royalty rate increases as the operating margin increases. The new system is designed to provide both a minimum royalty and an additional amount based on the profitability of each project. The Company must always pay at least the minimum royalty rate of 1% of sales, regardless of its profitability. This royalty is treated as an income tax under IFRS.

LA CUCHILLA

On November 22, 2016, the Company announced that a previously reported protest involving approximately 25 people outside the Escobal Mine in Guatemala had reached a voluntary end. The protest related to the Company’s La Cuchilla home purchase program (the “Program”), which was introduced as a humanitarian act to support the La Cuchilla community as well as the local government. The end of the protest followed from discussions among community stakeholders, the municipality of SRLF, MSR representatives, and the protesters, with the resulting resolution involving no material changes to the terms of the Program. The Company continues to offer assistance to the La Cuchilla community through the Program.

POWER GENERATION AT ESCOBAL

The Company installed contractor supplied diesel-fired generator power which is sufficient to operate the project in excess of the 4500 tpd design rate. The Company continues to assess alternative power strategies to reduce power costs.

RISK FACTORS RELATING TO OUR BUSINESS

Our operations are subject to the normal risks associated with mineral exploration, development and production. The continued commercial success of our operations and the acquisition of additional mineral interests will be subject to numerous factors beyond our control. Certain of these risk factors are discussed below.

Operations in Guatemala, Peru and Canada

The Company’s operations in each of its jurisdictions are subject to political, economic, social and geographic risks. Mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry, judicial activity or political change or instability. Operations may also be affected in varying degrees by government regulations and laws with respect to restrictions on production, permitting, real property, price controls, export controls, taxes, royalties, expropriation of property, environmental legislation and mine safety. Additional adverse effects could result from local protests impeding access to the Company’s properties through roadblocks or other public protests or attacks against our assets or personnel.

Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis leading to major social upheaval in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes, however the country still suffers from social problems, including, but not limited to, a high crime rate, political corruption, malnutrition, poverty and uncertain land tenure. These issues could adversely affect the Company’s operations at the Escobal Mine. In addition, local opposition to development projects often occurs. Opposition in the form of roadblocks, public protests or other means, by members of local communities, anti-mining NGOs, unemployed people and unions can occur on local, national and provincial routes. Renewed political unrest, changing government attitudes towards mining, or a political crisis could adversely affect the Company’s business and results of operations. The status of Guatemala as a developing country may make it more difficult for the Company to retain licenses and obtain required financing for projects.

Annual Information Form for the Year Ended December 31, 2016	23

After a decade of political instability and one of its worst economic crises in history, Peru has experienced relative political stability and economic growth since the mid-1990s as a result of the restructuring of Peruvian institutions to create a free-market economy. Political tension, poverty, unemployment, corruption and social conflict still occur and may result in an adverse effect on the Company’s business and operations. In addition, illegal mining is endemic in Peru, including in regions where the Company operates. Historically, unregulated mining operations have adversely impacted the environment, health and safety, human rights, security and the socio-economic fabric of the nearby communities. The Company is working to eliminate illegal mining and legitimize artisanal and informal mining on its concessions by utilizing government-sanctioned mitigation programs. However, illegal mining still occurs and may result in an adverse effect on the Company’s business and operations.

Matters Related to Aboriginal Rights in Canada

The Company’s Canadian mines, mineral properties and related mineral interests are located on and beneath lands that are or may be subject to claims of constitutionally protected aboriginal rights, aboriginal title and treaty rights. Canadian courts have set out certain tests that governments must adhere to in any permitting decisions that may affect asserted or established aboriginal rights and aboriginal title as well as treaty rights. This includes requirements for aboriginal consultation and, if appropriate, accommodation in respect of claimed but unproven aboriginal rights and title. It also includes requirements that must be met in order to justify any infringement of treaty rights, established aboriginal rights or aboriginal title (if proven and aboriginal consent has not been obtained). The Company does not have any mines or mineral properties in Canada in areas where aboriginal title has been proven to date.

The duties of consultation, accommodation and, where applicable, justification for infringement of aboriginal rights, aboriginal title and treaty rights apply to the federal and provincial governments, not to private companies. Canadian courts however, have held that governments can delegate certain procedural aspects of the duty to consult to private parties. Further, these governmental duties could affect the Company's interests in various indirect ways, including potential legal challenges to governmental permits that have been issued, challenges or delays in securing permits and approvals in future, the imposition of terms and conditions to address aboriginal interests and claims to lands or mineral interests. In order to mitigate these risks, and in order to build constructive relations in the communities within which it operates, the Company is committed to working constructively with regulators and aboriginal communities to assist governments in fulfilling their duties to aboriginal peoples in respect of the Company’s Canadian mines and mineral properties. The Company is also committed to direct, bilateral engagements with aboriginal groups to explore opportunities for positive relations and mutual benefit. To this end, the Company is party to IBAs with local First Nations in respect of the Timmins operations that provide for education and training of First Nations members, employment opportunities, environmental care, and collaborative business opportunities. The Company has entered into an IBA with five First Nations in respect of the Bell Creek Mine, effective September, 2016, and an IBA with two First Nations in respect of the Timmins West Mine, effective February, 2011.

Risks Related to the Lake Shore Arrangement

The anticipated benefits from the Lake Shore Arrangement will depend in part on whether Tahoe and Lake Shore’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, implementing uniform standards, controls, procedures and policies, as applicable, including the integration of Lake Shore’s disclosure controls and procedures and internal control over financial reporting with our existing procedures and controls, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

Obtaining and Renewing Licenses and Permits

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for the operation and expansion of our commercial operations or for the development, construction and commencement of other potential projects such as the Sulfide Project, Fenn-Gib and Whitney. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected refusals of required licenses or permits or delays or costs associated with the licensing or permitting process could prevent or delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Operating Cash Flow

Failure to achieve anticipated production levels would have a material adverse impact on the Company’s cash flow and future profitability. Any failure to achieve profitability and positive operating cash flows could have a material adverse effect on our financial condition and results of operations.

Metal Price Fluctuations

The majority of our revenue is derived from the sale of silver and gold, and to a lesser degree, lead and zinc. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect our future operations and potential profitability. The price of silver, gold and other metals are affected by numerous factors beyond our control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes, international economic and political conditions, interest rates, currency values and inflation. Declining market prices for these metals could materially adversely affect our future operations and profitability.

24	Tahoe Resources Inc.

Indebtedness

As of March 9, 2017, the Company has not drawn on its US$150 million revolving credit facility which currently has a term of August 2018. The Company has an aggregate consolidated indebtedness of approximately $50 million including a credit facility, capital lease and other obligations. As a result of this indebtedness, the Corporation is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled principal payments, pay interest on or refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors beyond its control. Unexpected delays in production or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If the Company is unable to generate such cash flow to timely repay the debt, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Company’s credit requires it to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present these covenants do not restrict the Company’s ability to conduct its business as presently conducted, there are no assurances that in future the Company will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the credit facility and would allow the lender to accelerate the debt.

Financing Requirements

Any changes to our current projections or any new development activity at any of our operations or projects may require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to us and might involve substantial dilution to existing shareholders. We may not be successful in locating suitable financing transactions in the time period required or at all, may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of Shares to raise required capital will likely be dilutive to shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the silver and gold industry in particular), our status as an enterprise with a limited production history at some operations, the location of the Escobal Mine in Guatemala and the La Arena and Shahuindo Mines in Peru, and the price of silver, gold, lead and zinc on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. Further, if the price of silver, gold and other metals on the commodities markets decreases, then revenues from our operations will likely decrease and such decreased revenues may increase the requirements for capital. Failure to obtain necessary capital on reasonable terms may materially adversely affect our future operations and profitability.

Licenses and Title to Assets

The validity of the licenses related to our operations may be contested. There is no assurance that applicable governmental bodies will not revoke or significantly alter the conditions of applicable licenses that are required for the operations. Changes to Guatemalan, Peruvian or Canadian laws, including new mining legislation or adverse court rulings, could materially and adversely impact our rights to exploration and exploitation licenses necessary for our operations. See “Description of Our Business – Doing Business in Guatemala, Peru and Canada– Risk Factors Relating to Our Business – Operations in Guatemala, Peru and Canada.”

There is no guarantee that title to the Escobal, La Arena, Shahuindo, Bell Creek or Timmins West Mines or surface rights will not be challenged or impugned. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims or undetected title defects.

In jurisdictions in which we operate, legal rights applicable to exploration and exploitation licenses are different and separate from legal rights applicable to surface lands. Accordingly, title holders of licenses must reach agreement with surface land owners on adequate remuneration to compensate for mining activities on their land. Not all surface rights are registered interests which may cast doubt on the ownership of surface rights and the validity of agreements related to surface rights.

Annual Information Form for the Year Ended December 31, 2016	25

Governmental Laws and Regulations

Our operations, exploration and development activities are subject to the laws and regulations of Guatemala, Peru and Canada that govern various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labour standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our operations, or possibly even those actions of parties from whom we acquired our mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations that may be imposed on us. We have competent and well-trained individuals and consultants to assist us with compliance with such laws and regulations, however, even with the application of considerable skill we may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local, foreign or governmental parties as joint venture partners with carried or other interests and other material negative impacts on us.

Illegal Miners

Illegal mining activities have occurred at many mining sites throughout Peru, including in and around Shahuindo. In August of 2015, the Peruvian government removed illegal miners from La Chilca, an area owned by Shahuindo. The removal occurred without incident and we are conducting baseline studies of the area to assess environmental impacts from the illegal mining activity. Illegal miners are currently active in the Algamarca area near Shahuindo. Such illegal mining activities may have an adverse effect on the Company’s operations or exploration activities. See “Description of Our Business – Doing Business in Guatemala, Peru and Canada – Risk Factors Relating to Our Business – Illegal Miners” for a more detailed description of the effects of illegal mining.

Operating Hazards, Risks and Insurance

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims and other liabilities.

It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Liabilities that we incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event we could incur significant costs that could adversely impact our business, operations, potential profitability or value. Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to us. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort we might undertake and legal claims for errors or mistakes by our personnel. The Company uses a wholly owned captive insurance program to insure risks of certain subsidiaries and related companies.

Mine Concentrate Transportation and Marketing Risk

Gold doré produced at La Arena, Shahuindo, Bell Creek and Timmins West Mines, and concentrates containing combinations of silver, gold, lead and zinc produced at the Escobal Mine, are loaded onto highway road vehicles for transport to sea ports for export to foreign smelters and/or refiners in markets such as Asia, Europe and North America. This type of process involves a high level of environmental and financial risk. The Company could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. The Company could be subject to limited smelter or refinery availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse effect on the Company’s operations and revenues. There is no assurance that smelting, refining or transportation contracts for the Mines’ products will be entered into and/or renewed on acceptable terms.

Environmental Hazards

All phases of our operations are, and will continue to be, subject to environmental regulation in Guatemala, Peru and Canada. Environmental legislation in these jurisdictions involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards which are currently unknown may exist at our operations. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on our operations and future potential profitability.

26	Tahoe Resources Inc.

Reclamation Obligations

Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be, subject to such requirements for our activities at our operations. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.

Mineral Resource and Reserve Calculations are Only Estimates

Any figures presented by us for Mineral Resources and Mineral Reserves in this AIF are only estimates. There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves. Until Mineral Resources or Mineral Reserves are actually mined and processed, the quantity of metal and grades must be considered estimates only and no assurances can be given that the predicted levels of metals will be produced. The estimating of Mineral Resources and Mineral Reserves includes a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the Mineral Resource and Mineral Reserve estimates included in this AIF for the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West Mines are well established and reflect management’s best estimates, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated Mineral Resources or Mineral Reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource or reserve estimates. The extent to which resources may be reclassified as Proven or Probable Mineral Reserves depends upon the demonstration of their profitable recovery, among other criteria. Proven and Probable Mineral Reserves may not be profitable in the future due to market price fluctuations, increased production costs, reduced recovery rates, or other factors. A reduction in reserves could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. If adequate infrastructure becomes unavailable in the future there can be no assurance that operations will achieve the anticipated production volume; or that the anticipated ongoing operating costs at our operations will not be higher than anticipated. Furthermore, unusual or infrequent weather phenomena, sabotage, government neglect or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations and profitability.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives and other highly skilled personnel focused on managing our interests. The number of persons skilled in the acquisition, development, and operation of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that we will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Adverse General Economic Conditions

Unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically, the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity, the volatility of silver, gold, lead and zinc prices would impact our revenues, profits, losses and cash flow, continued recessionary pressures could adversely impact demand for our production, volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs and the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities. These factors could have a material adverse effect on our financial condition and results of operations.

Annual Information Form for the Year Ended December 31, 2016	27

Competition for New Properties

An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. There is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration or development activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable mining properties, development projects, producing companies or properties having significant exploration potential. As a result, there is no assurance that we will be able to acquire additional mining properties.

The success of any acquisition that we make will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquire or that we achieve the anticipated benefits of our acquisitions.

Shortages of Critical Parts, Equipment and Skilled Labour

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and development schedules.

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening of the US dollar against the Guatemalan quetzal, the Peruvian sol or Canadian dollar could have a significant effect on our results of operations. We may from time to time engage in foreign currency trading activities in order to minimize these effects on our operating results.

Developments Regarding Indigenous Peoples

To the best of our knowledge, although indigenous people may have inhabited the area of our Mines in Guatemala and Peru at one time, there are no indigenous populations currently living in the immediate area of the Escobal, La Arena or Shahuindo Mine sites. In 2016, MSR engaged with indigenous communities in Guatemala that expressed an interest in the Escobal Mine and during the year, more than 130 indigenous community members visited the Escobal Mine. In addition, indigenous peoples have participated in our Guatemalan avocado and coffee rust prevention programs and received donations of agricultural supplies and musical instruments through its social investment program. The Company also attended workshops with the Guatemalan government and other private sector organizations to promote the elimination of all forms of racial discrimination against indigenous groups.

In Canada, we are committed to direct, bilateral engagements with aboriginal groups to explore opportunities for positive relations and mutual benefit. To this end, the Company is party to IBAs with local First Nations in respect of the Timmins operations that provide for education and training of First Nations members, employment opportunities, environmental care, and collaborative business opportunities. The Company entered into an IBA with five First Nations in respect of the Bell Creek Mine, effective September, 2016 and an IBA with two First Nations in respect of the Timmins West Mine, effective February, 2011. The Company will continue to engage and consult with aboriginal groups in accordance with the laws of Canada.

Community Action

In recent years, certain communities of both indigenous people and others in Guatemala, Peru and Canada, and certain non-governmental organizations (“NGOs”) have been vocal and sometimes negative with respect to mining activities in the jurisdictions in which we operate. These communities and NGOs have taken such actions as road closures, work stoppages and initiating lawsuits for damages. These actions relate not only to current activities but often in respect to decades-old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations and on the Company’s financial position, cash flow and results of operations.

Claims and Legal Proceedings

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees. These matters may give rise to legal uncertainties or have unfavourable results. We will carry liability insurance coverage and mitigate risks that can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Company’s Code of Business Conduct, in the BCA and other applicable laws.

28	Tahoe Resources Inc.

RISK FACTORS RELATING TO OUR SHARES

Market Price of Shares and Volatility

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to a companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our Shares is also likely to be significantly affected by short-term changes in silver, gold or other mineral prices or in our financial condition or results of operations. Other market-related factors unrelated to our performance that may affect the price of the Shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Shares may affect an investor’s ability to trade significant numbers of Shares; the size of our public float may limit the ability of some institutions to invest in Shares; and a substantial decline in the price of the Shares that persists for a significant period of time could cause the Shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for our Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Shares is expected to make the Share price volatile in the future, which may result in losses to investors.

Dilution

Future sales or issuances of equity securities could decrease the value of the Shares, dilute shareholders’ voting power and reduce future potential earnings per Share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per Share.

Dividends

The Company’s policy and payment of cash dividends and reinvestment of cash into shares will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors (see “Dividends and Distributions”).

THE ESCOBAL MINE

RECENT ACTIVITIES AT THE ESCOBAL MINE

The Company achieved commercial production at the Escobal Mine on January 14, 2014 and in 2014 processed a total of 1.25 million tonnes of ore with average feed grades of 585 g/t Ag, 0.42 g/t Au, 0.93% Pb, and 1.43% Zn; recovering 20.3 million ounces (“moz”) of silver, 10,893 ounces of gold, 10,359 tonnes of lead, and 13,394 tonnes of zinc in concentrate. Metal recoveries into each of the lead and zinc concentrates met or exceeded expectations. In 2015, the Escobal Mine concluded its second year of commercial operations with record production of 20.4 moz of silver contained in concentrates, within Company guidance of 18 to 21 moz of silver. In 2015, the Escobal Mine processed a total of 1.51 million tonnes of ore with average feed grades of 487 g/t Ag, 0.39 g/t Au, 0.50% Pb, and 0.86% Zn. In addition to recovering 20.4 moz of silver, the Escobal Mine also recovered 11,749 ounces of gold, 10,193 tonnes of lead, and 14,589 tonnes of zinc in concentrate.

In 2016, the Escobal Mine concluded its third year of commercial operations with record production of 21.2 moz of silver contained in concentrates, which surpassed Company guidance of 18 to 21 moz of silver. In 2016, the Escobal Mine processed a total of 1.59 million tonnes of ore with average feed grades of 477 g/t Ag, 0.35 g/t Au, 0.72% Pb, and 1.19% Zn. In addition to recovering 21.3 million ounces of silver, the Escobal Mine also recovered 10,725 ounces of gold, 9,969 tonnes of lead, and 14,975 tonnes of zinc in concentrate. Mill throughput in 2016 averaged 4,356 tonnes per day (“tpd”).

At January 1, 2017, Measured and Indicated Mineral Resources for the Escobal deposit include 367.9 million ounces of silver at an average grade of 323 g/t. Proven and Probable Mineral Reserves include 267.5 million ounces of silver at an average grade of 351 g/t. Mineral Resources were updated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves reported in the Escobal Feasibility Study. Mineral Reserves were updated by applying a mine plan revised at the end of 2016 to the Mineral Resources.

Annual Information Form for the Year Ended December 31, 2016	29

Significant capital projects in 2016 include:

•	Completion and commissioning of the new paste backfill plant. The plant is operating at design capacity and continues to perform to management’s expectations.

•

Completion and installation of underground pump stations. Infrastructure to support a series of underground dewatering wells on the 1190 level was completed. Well drilling and construction began in Q4 2016 in advance of primary ramp development below the 1190 level, which is currently the deepest production level in them mine.

On-site analytical laboratory optimization

Upgrades to the assay laboratory building, sample preparation and analytical equipment, metallurgical laboratory and ventilation circuit were completed in 2016.

PROJECT SETTING, LOCATION, ACCESS AND INFRASTRUCTURE

The Escobal Mine is located in southeast Guatemala, approximately 40 km east-southeast of Guatemala City and 2 km east of the town of SRLF in the Department of Santa Rosa. SRLF has a population of approximately 3,500 people and is 70 km from Guatemala City by paved road. Access to the area is also possible from the northeast on a paved highway via the town of Mataquescuintla. The majority of the workforce is derived from communities within Santa Rosa department and elsewhere in Guatemala, with a small expatriate contingency.

The local climate consists of two major seasons; a “rainy” season between May and November and a “dry” season between November and May. Annual precipitation averages 1,689 millimetres. Average temperatures vary between 14°C and 33°C. Mining activities are expected to be able to be conducted year-round.

The project area lies within mountainous terrain interspersed with rolling hills and valleys. Elevations range from 1,300 metres in the valley on the west end of the Escobal vein to 1,800 metres in the drilled east extension. The high mountain range of Montana Soledad Grande north and east of the Escobal Mine rises to an elevation of 2,600 metres. Vegetation is characterized by natural mountain forest species that consist of oak, pine and cypress tree varieties and lower strata scrub-brush species.

There is a high voltage electrical line that extends to the town of SRLF, which has potential to be upgraded to handle the anticipated load requirements for the Escobal Mine. The Company’s long-term expectation is that electrical power may be provided to the project from Guatemala’s existing national grid by means of connecting to the existing SRLF substation at a voltage level of 69 Kvs, and constructing a new 7 km 69kv line to site. The Company continues to evaluate alternative sources of power for the Escobal Mine including recommencement of the power line work.

Communication facilities at the mine site include telephone and internet services. Water wells within the Escobal Mine area provide sufficient water for mining and processing activities without impacting local residents or communities. Potable water is brought to the mine from outside sources as needed. The Company owns sufficient land to accommodate the tailing facility, waste rock storage, process plant facilities, underground access and ancillary surface facilities for the operation.

HISTORY

The Escobal property dates back to 1996 when Entre Mares, the Guatemalan subsidiary of Goldcorp, prospected in the area and identified high-grade gold values associated with surface quartz veins in the western portion of the Escobal vein. In 2006, Entre Mares initiated regional exploration in the area, partially based on verifying geochemical anomalies in its database. In late 2006, significant silver and gold grades were detected from surface sampling along an extensive alteration zone developed over the Escobal vein. An exploration license was applied for in October 2006 and was granted in March 2007. Entre Mares commenced exploration drilling on the Escobal property in May 2007.

In May 2010, Tahoe executed an agreement to acquire the Escobal Project from Goldcorp’s indirectly wholly owned subsidiaries, Goldcorp Holdings Barbados Ltd. And Guatemala Holdings Ltd, which respectively held 9.1% and 91.9% of Entre Mares. On June 8, 2010 upon successful completion of Tahoe’s initial public offering, Tahoe acquired 100% of the Escobal Project and associated exploration concessions from Entre Mares.

2014 ESCOBAL FEASIBILITY STUDY

The Escobal Feasibility Study was issued on November 5, 2014 and is available for viewing on SEDAR under our profile and on our website at www.tahoeresources.com. The Escobal Feasibility Study contained an updated Mineral Resource estimate, the Company’s initial Mineral Reserve statement and an economic analysis demonstrating the viability of the Escobal Mine at the proposed 4500 tpd production rate. The effective date of the Escobal Feasibility Study is November 5, 2014; the effective date of the Mineral Resource estimate is January 23, 2014; and the effective date of the Mineral Reserve estimate is July 1, 2014. Mineral Resources and Mineral Reserves have been updated as of January 1, 2017.

30	Tahoe Resources Inc.

MINERAL TENURE, SURFACE RIGHTS AND ROYALTIES

Mineral Tenure

The Escobal Mine is 100% owned by the Company through its wholly-owned subsidiary MSR, and currently comprises two mineral licenses covering approximately 79.9 km² on the Escobal vein and surrounding area. These include the Escobal Exploitation License covering 20 km² and the Juan Bosco exploration license covering 59.9 km². In addition, there are a number of applications for reconnaissance and exploration licenses contiguous with the Escobal Mine. The granting of these license applications is still pending.

Exploration licenses in Guatemala are granted for an initial period of three years which can be extended for two additional periods for two years each, for a total holding period of seven years. According to Guatemala law, after 2014, no additional extensions will be permitted and an exploitation license application must be made. Prior to the application for an exploitation license, a pre-feasibility study, mine plan and environmental impact assessment must be completed.

The Oasis, Lucero and Andres exploration licences were granted to Entre Mares on March 26, 2007, August 21, 2007 and December 17, 2007, respectively, and were transferred to MSR as part of the Escobal Acquisition in 2010. On July 8, 2011, an application was submitted to MEM for the Escobal exploitation concession, covering 20.0 km2 of area over the Escobal vein designated for mine development in the original Oasis exploration concession. On October 21, 2011, MARN notified the Company that it had approved the Exploitation EIS and on April 3, 2014, MEM approved the Escobal exploitation concession for a period of 25 years. Upon filing of the Escobal exploitation concession application, three new exploration concessions (Oasis I, II, III) were requested to occupy the area liberated through elimination of the original Oasis concession. Similarly, new exploration concessions were requested over areas covered by the Andres (Andres I and II) on May 12, 2014 and Lucero (Lucero I and Lucerito) on August 8, 2014, after completion of the original seven year holding period on these concession areas.

In addition to the granted exploration and exploitation licenses, applications for the Soledad and El Silencio reconnaissance licenses were submitted to MEM in 2006 and 2010, respectively. The granting of these license applications is still pending.

In an attempt to encourage revision of the mining law, Guatemala President Otto Perez Molina asked Congress in July 2013 to approve a temporary moratorium on the granting of new mining and exploration licenses. Congress has taken no action on the proposal. The Company’s existing licenses, including the Escobal Exploitation License, have not been affected by the President’s request. Exploration since that date has focused only on the 79.9 km2 granted concessions surrounding the Escobal Mine.

Annual Information Form for the Year Ended December 31, 2016	31

The following table shows concession type, size and application/grant/expiry dates for all MSR concessions:

Concession Name and License No.	Type	Area (km 2 )	Application Date	Approval Date
SOLEDAD SR-03-06	Recon.	802.5	12/6/2006	pending
EL OLIVO SEXR-029-07	Exploration	36.0	5/18/2007	pending
JUAN BOSCO SEXR-089-08	Exploration	59.9	11/12/2008	5/9/2012
PUENTE QUEBRADO SEXR-049-09	Exploration	3.0	10/9/2009	pending
MELISSA SEXR-050-09	Exploration	3.0	10/9/2009	pending
VALENCIA SEXR-050-10	Exploration	7.0	8/23/2010	pending
GRANADA SEXR-054-10	Exploration	5.0	10/6/2010	pending
CRISTINA SEXR-055-10	Exploration	52.5	10/6/2010	pending
EL SILENCIO SR-06-10	Recon.	1,098.1	11/4/2010	pending
CIPRESES SEXR-048-09	Exploration	3.0	10/09/2009	pending
PAJAL SEXR-058-11	Exploration	66.0	5/4/2011	pending
ESCOBAL LEXT-015-11	Exploitation	20.0	7/8/2011	04/03/2013
EL DURAZNO SEXR-104-11	Exploration	48.8	7/29/2011	pending
PAJARITA SEXR-104-11	Exploration	57.0	7/29/2011	pending
TERESA SEXR-109-11	Exploration	68.5	8/17/2011	pending
OASIS I SEXR-117-11	Exploration	12.8	8/31/2011	pending
OASIS II SEXR-118-11	Exploration	7.0	8/31/2011	pending
OASIS III SEXR-119-11	Exploration	0.2	8/31/2011	pending
LUCERO I SEXR-031-14	Exploration	30.88	8/8/2014	pending
LUCERITO SEXR-032-14	Exploration	15.03	8/8/2014	pending
ANDRES I SEXR-050-14	Exploration	32.00	12/5/2014	pending
ANDRES II SEXR-049-14	Exploration	12.00	12/5/2014	pending

Yearly payments are made to MEM for each concession based on concession size and a graduating “concession age” factor. For exploration concessions the current holding cost amounts to approximately $400 to $1,200 per km2. For exploitation concessions a fixed cost of approximately $1,500 is charged per km2. Required payments are current for all concessions held by the Company.

There are no defined work requirements to keep an exploration concession valid, although exploration activity (sampling, mapping, etc.) must to be conducted and results filed with the MEM on an annual basis. The Company has filed exploration activity reports with MEM for all exploration and exploitation concessions each year as required.

Surface Rights

In Guatemala, the surface rights are independent of mining rights and must be negotiated separately. There is no allowance for expropriation in Guatemala. Approximately 281 hectares of surface rights have been acquired or are under contract by the Company. These surface rights are sufficient to provide for our operations at the Escobal Mine, including areas for tailings disposal, waste rock disposal, processing plant, and ancillary surface facilities.

Royalty

For a discussion on the recent rulings by the Constitutional Court in Guatemala regarding royalties, see “Description of Our Business – Doing Business in Guatemala, Peru and Canada – Taxation – Royalties”.

32	Tahoe Resources Inc.

PERMITS

Operations at the Escobal Mine are conducted under permits and licenses issued by MEM and MARN. All required permits for surface and underground activities are in place. The environmental approvals and requirements for the Escobal Mine from MARN are specified in Resolution 3061-2011/DIGARN/ECM/beor, dated October 19, 2011. Exploitation activities are authorized by MEM through exploitation license LEXT 015-11, dated April 3, 2013. The export of concentrates from the Escobal Mine is licensed through MEM, with annual renewal requirements. The Company’s export license (EXPORT-TI-10-2016) is current and valid.

ENVIRONMENT

We have implemented a comprehensive Environmental Impact Management Program developed specifically for the conditions at Escobal, which addresses operating, reporting, and mitigation procedures for surface and underground operations. Based on our due diligence in respect of the Escobal acquisition, our completed and approved Exploitation EIS and our activities at the Escobal Mine since that time, we have identified and, where applicable, mitigated potential material environmental liabilities through our Environmental Impact Management Program.

Our environmental management mandate is to meet or exceed North American standards, practices and regulations. No impacted materials are directly discharged from the site. Impacted water is treated when necessary to meet or exceed Guatemalan and industry standards prior to being released into the environment. Our Environmental Impact Management Program for the Escobal project commenced in 2011 and includes the following:

•	Filtered and dry stacked tailings;
•	Lined storm water and waste water facilities;
•	A concurrent reclamation program;
•	Process water recovery and recycling;
•	Process/contact water treatment systems;
•	Surface and groundwater monitoring programs; and
•	Underground paste backfill.

The Company estimates the present value of asset retirement obligations at $4.0 million to reclaim the Escobal Mine at the end of the mine life. As at December 31, 2016, we had recorded the full amount of this reclamation liability.

GEOLOGY AND MINERALIZATION

The geological setting of Guatemala is comprised of two tectonic terrains juxtaposed across a major tectonic plate boundary. The northern half of Guatemala is on the North American plate, and the southern half is on the Caribbean plate with three major east-west trending faults forming the collision boundary. The Escobal Mine is on the Caribbean plate, south of the faults. The area is characterized by a series of volcanic units derived from multiple eruptive events. The Escobal deposit is an intermediate-sulfidation fault-related vein formed within Tertiary sedimentary and volcanic rocks within the Caribbean plate. The Escobal vein system hosts silver, gold, lead and zinc, with an associated epithermal suite of elements, within quartz and quartz-carbonate veins. Quartz veins and stockwork up to 50 metres wide, with up to 10% sulfides, form at the core of the Escobal deposit and grade outward through silicification, quartz-sericite, argillic and propylitic alteration zones.

Drilling to date has identified continuous precious and base metal mineralization over a 2,400 metre lateral distance and 1,200 metre vertical range in three zones which comprise the Escobal vein system; the East, West and Central zones. The vein system is oriented generally east-west, with variable dips. The East zone dips to the south from 60° to 75° and steepens to near-vertical at depth. The majority of the mineralized structure(s) in the West zone dips from 60° to 70° to the north, steepens to near-vertical and then again dips towards the north at depth. The upper eastern portion of the Central zone dips 60° to 70° to the south as in the East Zone, and changes to vertical or north dip at depth.

Drilling at the Escobal property was conducted by Entre Mares (Goldcorp) from 2007 up to the time of our acquisition of the Escobal property and the Company has continued drilling since that time. Drilling has been carried out from the surface and from underground using a combination of contracted and company-owned drills.

Exploration in 2016 at the Escobal project concentrated on testing the deep Gap zone between the East and Central Escobal zones.

All vein intercepts were drilled by diamond drill (core) methods, with the majority of mineralized intercepts drilled with NTW-size drill core.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

The drill core from the Escobal Mine is photographed, logged for geologic and geotechnical properties and sampled at the project site. Geologists determine sample intervals based on geologic and/or mineralogic changes. The drill core is generally sampled at 1.0 -meter to 1.5 -metre lengths though sample intervals can be defined from less than one metre in zones of discreet mineralization to over three metres in weakly mineralized or altered areas. Once the sample intervals are determined, the core is marked and tagged in wood core boxes.

Exploration core samples selected for analysis are cut lengthwise using mechanized diamond saws. One-half of the core is placed in a plastic sample bag with a sample tag while the remaining half core is replaced in the core box for future reference. The samples are then taken to SRLF where they are stored in MSR’s secured office/warehouse facility until they are picked up by Inspectorate, an independent commercial laboratory. Inspectorate operates a sample preparation facility in Guatemala City and couriers the sample pulps to their facility in Reno, Nevada USA for analysis. Inspectorate holds sample pulps in secured storage in Guatemala City.

Annual Information Form for the Year Ended December 31, 2016	33

Underground definition drill core is normally sampled in its entirety, with the samples placed in plastic bags with sample tags. Samples are stored in a secure location at the Escobal Mine site until they are either picked up by, or delivered to, Inspectorate. Inspectorate holds sample pulps in secured storage in Guatemala City and returns coarse reject to the mine.

Inspectorate has been the primary analytical laboratory for all Escobal Mine drill samples used to estimate Mineral Resources with only minor exceptions. Samples have been prepared and analyzed using industry-standard practices suitable for the mineralization at Escobal. Gold is analyzed by fire assay with atomic absorption (“AA”) finish; silver is analyzed by digestion/AA, with higher grade samples repeated using fire assay and gravimetric methods. Lead and zinc are analyzed by induced coupled polarization or by digestion/AA, with high grade samples repeated using titration methods. Both Entre Mares and Tahoe conducted quality assurance and quality control (“QA/QC”) programs throughout all of the drill campaigns at Escobal, which include check assaying and duplicate sample assaying at other laboratories, and the use of blind assay standards and assay blanks. In late 2015, the Company began utilizing their on-site laboratory for analysis of a portion of the underground stope definition drill core and intends to increase its use of the laboratory for this purpose over the coming year. Exploration samples will continue to be analyzed by an independent commercial laboratory.

MINERAL RESOURCES

The Mineral Resource estimate for the Escobal Mine as updated on January 1, 2017 from the Escobal Feasibility Study contains 367.9 moz of silver classified as Measured and Indicated Mineral Resources and 9.5 moz of silver classified as Inferred Mineral Resources, with significant amounts of gold, lead, and zinc reported in both resource categories. The effective date of the updated Escobal Mineral Resource estimate is January 1, 2017 calculated by subtracting mine depletion volumes from the Mineral Resources stated in the Escobal Feasibility Study. A summary of the Measured, Indicated and Inferred Mineral Resources, using a cut-off grade of 130 g/t silver-equivalent, is provided in the following table:

January 2017: SUMMARY OF MINERAL RESOURCES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured Mineral Resources	4.5	429	0.36	0.79	1.38	62.2	52.5	35.5	62.2
Indicated Mineral Resources	30.9	307	0.32	0.69	1.12	305.7	316.6	212.3	347.2
Measured & Indicated Mineral Resources	35.4	323	0.32	0.70	1.16	367.9	369.1	247.8	409.3
Inferred Mineral Resources	1.4	207	1.10	0.24	0.45	9.5	50.1	3.4	6.3

Figures may not sum due to rounding

Mineral Resources for the Escobal vein were estimated from approximately 58,600 samples obtained from 842 surface and underground diamond drill core holes, totaling 231,326 metres. Data verification for the Mineral Resources as reported in the Escobal Feasibility Study. Data verification included verification of drill locations in the field, review of sample handling and data collection procedures, and independent verification sampling/assaying of drill core. In connection with the Escobal Feasibility Study, a full audit of the Escobal database, analysis of the QA/QC data and a study of core recovery and its relationship to metal grades was completed.

The Escobal Feasibility Study models and estimates the Escobal Mine Mineral Resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed (ID3).

Silver-equivalent value for determining the resource cut-off grade was calculated using metal prices of $22.50/oz Ag, $1,300/oz Au, $0.95/lb Pb, and $0.90/lb Zn, with no metal recovery factors applied.

MINERAL RESERVES

The Escobal Proven and Probable Mineral Reserves at January 1, 2017 total 23.7 million tonnes at average grades of 351 g/t Ag, 0.35 g/t Au, 0.77% lead and 1.27% zinc containing 267.5 million ounces of silver, 270.3 thousand ounces of gold, 183.2 thousand tonnes of lead and 300.3 thousand tonnes of zinc. The updated Mineral Reserves were calculated by applying an updated mine plan to the Mineral Resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2016. A summary of the Escobal Mineral Reserves estimate at January 1, 2017 is provided in the following table:

January 2017: SUMMARY OF MINERAL RESERVES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven & Probable Mineral Reserves	23.7	351	0.35	0.77	1.27	267.5	270.3	183.2	300.3

34	Tahoe Resources Inc.

Cut-off grades to define the January 1, 2017 Mineral Reserves were calculated from the NSR value of the resource model blocks minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value are $20.00 per ounce silver, $1,300 per ounce gold, $1.00 per pound lead and $1.25 per pound zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.

Proven and Probable Mineral Reserves include 34% dilution that takes into account internal and external mining dilution and dilution from paste backfill where applicable. Subeconomic material internal to the stope designs and external mining dilution account for approximately 31% of the dilution total and paste backfill dilution accounts for about 3% of the dilution total. Resources within the mine plan classified as Inferred have been given metal grades of zero for the calculation of Mineral Reserves. Mineral Reserves are inclusive of Mineral Resources.

MINING

The Escobal Mine is accessed via two primary declines (East Central and West Central ramps) which provide access to the Central and West zones of the deposit. The East Zone is accessed by a third internal primary ramp driven from the East Central ramp. Accesses to the orebody are driven from the main ramp system to establish sublevel footwall laterals drifts driven parallel to the vein on 25m vertical intervals. Primary and secondary development headings are mined 5 m wide by 6 m high with arched backs. The primary ramps are typically driven at a maximum gradient of -15%.

Underground development of the Escobal Mine commenced in May 2011, with construction of the East Central and West Central decline portals; after which ramp development began. Through the end of 2016, approximately 17,100 metres of capital development and 435 metres of vertical development (ventilation raises) have been completed.

Mining is being done by transverse longhole stoping with future mining by a combination of transverse and longitudinal longhole stoping. The stopes are accessed from the footwall laterals. Through the end of 2016, approximately 23,000 metres of stope development has been completed. Ore is hauled to the surface by truck to the ore stockpile, located proximal to the primary crusher. Development waste rock is hauled by truck to the surface and used as construction material for the dry stack tailings buttress.

Filtered tails from the process plant are combined with cement and water to make a structural fill (paste backfill) for filling the underground voids produced from stope mining. The paste backfill plant is centrally located on the surface above the Central zone and produces backfill for delivery via a system of ceramic-lined steel and HDPE pipe into the mine for placement in the mined-out stopes to provide stability to the excavated openings and allow for maximum recovery of the resource. Approximately 486,000 m3 of paste backfill was placed in the mine during 2016.

The Escobal Feasibility Study life of mine plan as of July 1, 2014 forecasts the Escobal Mine to produce a total of 31.4 million tonnes of ore at average grades of 347 g/t silver, 0.33 g/t gold, 0.74% lead and 1.21% zinc. The life of mine production by year as stated in the Escobal Feasibility Study is summarized in the following table.

Escobal Life of Mine Production
(tonnes, ounces and pounds in 000s)

Year	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Ag Ounces	Au Ounces	Pb lbs	Zn lbs
2014(H2)	658	542	0.38	0.74	1.27	11,466	8	10,744	18,442
2015	1,529	482	0.36	0.68	1.19	23,707	18	23,033	40,153
2016	1,624	441	0.31	0.65	1.13	23,007	16	23,377	40,622
2017	1,658	442	0.32	0.67	1.12	23,555	17	24,668	40,803
2018	1,642	442	0.32	0.67	1.13	23,337	17	24,399	40,780
2019	1,633	442	0.40	0.66	1.11	23,200	21	23,816	40,107
2020	1,633	442	0.61	0.82	1.39	23,202	32	29,553	50,063
2021	1,631	442	0.27	0.46	0.78	23,184	14	16,436	27,991
2022	1,619	398	0.34	0.61	1.01	20,706	18	21,894	36,181
2023	1,643	266	0.27	0.56	1.03	14,056	15	20,431	37,138
2024	1,650	278	0.34	0.63	1.04	14,719	18	22,995	37,728
2025	1,635	283	0.33	0.63	1.11	14,904	17	22,588	39,922
2026	1,647	332	0.41	0.75	1.31	17,596	22	27,259	47,583
2027	1,639	312	0.44	0.81	1.50	16,416	23	29,372	54,239
2028	1,642	272	0.37	0.86	1.47	14,378	20	31,056	53,368
2029	1,654	266	0.32	0.75	1.27	14,130	17	27,429	46,209
2030	1,638	243	0.28	0.87	1.41	12,817	15	31,291	50,823
2031	1,637	251	0.17	0.80	1.02	13,188	9	28,850	36,675
2032	1,660	246	0.17	1.07	1.27	13,118	9	39,233	46,472
2033	1,362	224	0.25	1.08	1.80	9,797	11	32,453	53,956
Total	31,433	347	0.33	0.74	1.21	350,484	336	510,876	839,255

Annual Information Form for the Year Ended December 31, 2016	35

PROCESSING

Ore from the Escobal Mine is processed by differential flotation producing lead concentrates with high precious metal (silver and gold) grades and zinc concentrates with a lesser precious metal component. The original design basis for the processing facility was 3,500 tonnes of ore per day or 1.28 million tonnes per year; though the installed crushing, grinding, flotation and concentrate processing components were sized for the contemplated increased throughput rate of 4,500 tpd which was achieved in August 2015. Mill commissioning was initiated in the second half of 2013 with the first metal concentrates produced on September 30, 2013. The Company declared commercial production in January 2014 with the completion of mill commissioning and continued to ramp up the mill throughput rate through the first half of 2014. The Escobal ore processing facility is operating at the increased design levels and with metal recoveries generally meeting or exceeding design expectations.

Ore is transported from the underground mine to a stockpile located proximal to the primary crusher, from where it is delivered by front end loader to the crusher. The ore is reduced via a three stage crushing circuit followed by a single ball mill. Metal is recovered from the ball mill discharge by a conventional lead-zinc differential flotation circuit consisting of tank cells with separate circuits for lead and zinc. Lead and zinc concentrates produced at the concentrator facility are filtered, packaged into super sacks which are placed in containers and loaded onto trucks for shipment to port for delivery to commercial concentrate smelters and metal refineries.

Since the declaration of commercial production through the end of 2016, the Escobal plant has processed 4.35 million tonnes of ore at average grades of 512 g/t Ag, 0.38 g/t Au, 0.80% Pb, and 1.29% Zn; producing 61.9 million ounces of silver, 33,360 ounces of gold, 31,352 tonnes of lead, and 50,983 tonnes of zinc contained in concentrate. Metal recovery into concentrates averaged 86.6% for silver, 62.4% for gold, 87.9% for lead, and 77.1% for zinc.

The following table summarizes the life of mine process plant throughput schedule and metal production (metal recovered in concentrate) as of July 1, 2014 as presented in the Escobal Feasibility Study.

Escobal Life of Mine Process Plant Operations
(tonnes, ounces and pounds in 000s)

Year	Throughput					Metal Recovered in Concentrates
	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Ag Ounces	Au Ounces	Pb lbs	Zn lbs
2014(H2)	684*	527	0.37	0.76	1.27	10,138	5	10,243	14,514
2015	1489	483	0.36	0.68	1.19	20,074	11	19,979	29,550
2016	1,643	442	0.31	0.65	1.14	20,133	10	20,978	30,953
2017	1,643	442	0.32	0.67	1.12	20,130	10	21,704	30,376
2018	1,643	442	0.32	0.67	1.13	20,131	10	21,682	30,644
2019	1,643	442	0.40	0.66	1.11	20,132	13	21,266	30,310
2020	1,643	442	0.60	0.82	1.38	20,133	21	26,770	38,330
2021	1,643	442	0.27	0.46	0.79	20,136	8	14,431	20,889
2022	1,643	399	0.34	0.61	1.01	17,987	11	19,486	27,247
2023	1,643	266	0.27	0.56	1.03	11,573	8	17,845	27,686
2024	1,643	278	0.34	0.63	1.04	12,113	11	20,221	28,034
2025	1,643	283	0.33	0.63	1.11	12,393	11	20,017	30,081
2026	1,643	332	0.41	0.75	1.31	14,745	14	24,406	36,135
2027	1,643	312	0.44	0.81	1.50	13,749	15	26,632	41,865
2028	1,643	272	0.37	0.86	1.47	11,870	12	28,253	41,074
2029	1,643	266	0.32	0.75	1.27	11,549	10	24,460	38,844
2030	1,643	244	0.28	0.87	1.41	10,518	9	28,534	39,033
2031	1,643	251	0.17	0.80	1.02	10,833	5	26,155	27,454
2032	1,643	246	0.17	1.07	1.27	10,661	5	35,924	34,922
2033	1,381	224	0.25	1.08	1.79	8,067	6	30,471	42,509
Total	31,476	347	0.33	0.74	1.21	297,004	204	459,459	636,449

*includes stockpiled ore as of July 1, 2014

TAILINGS AND WASTE ROCK FACILITY

Tailings produced by the Escobal process facility are filtered to approximately 16% to 18% moisture prior to delivery to the paste backfill plant or surface repository. Rather than using a traditional pond system, tailings produced by the Escobal process facility that are not returned to the underground mine as paste backfill are “dry stacked” on the surface in an engineered facility. Unlike conventional tailings impoundments which are designed to retain water and tailings behind dam embankments and require large surface areas, dry stack facilities require a smaller footprint, have long-term structural integrity, and maximize water conservation.

36	Tahoe Resources Inc.

The Escobal dry stack facility is built using development rock from the mine to construct rock buttresses at the face of the facility on 5-metre high lifts. Filtered tailings are trucked to the facility and placed behind the rock buttresses in 30-centimetre layers and compacted to minimize infiltration from precipitation. This process will be repeated throughout the life of the mine. The facility is underlain by a system of underdrains to collect water that may seep through the tailings and to divert shallow downslope-migrating groundwater. Surface waters are diverted around the facility through a series of water diversion channels constructed along the upslope perimeter of the facility.

The construction method of the Escobal dry stack facility allows for concurrent reclamation as each lift is completed, which will greatly simplify the closure of the facility in an environmentally sound manner at the end of the mine life. As successive lifts of the dewatered tails are placed and compacted behind the perimeter rock buttresses, the lower rock slopes are covered with stockpiled topsoil and re-vegetated. At final closure, the vegetated slope will replicate the natural slopes of the surrounding topography.

TRANSPORTATION AND LOGISTICS

Guatemala has ports on both the Pacific and the Caribbean coasts. Access to the mine site from both ports is on paved highway. Filtered concentrate is placed in one or two tonne super-sacks, placed in sea-going containers, and carried on highway tractor trailer units along paved highway to port for shipment to international smelters.

RECLAMATION

The entire facility for the Escobal Mine has been designed and constructed with closure in mind, to the greatest extent practicable. The facilities are designed and operated to minimize the footprint and areas of disturbance and to utilize the most advanced planning and reclamation techniques available including dry stack tailings, concurrent reclamation and geomorphic landform grading.

The disturbance footprint of the Escobal Mine site is approximately 100 hectares. Reclamation is conducted concurrent with operations by placing salvaged topsoil on outslopes and encouraging vegetation. Final reclamation of the surface will occur at final closure at the end of mine life. The present value of asset retirement obligations for the Escobal Mine is currently estimated at $4.0 million.

OPERATING COSTS

The Escobal Feasibility Study operating costs for the Escobal Mine were calculated for each year of the mine life using the annual production tonnages and the actual mining, milling, and site general and administration (G&A) costs from the mine’s initial year of production as the basis. The following table summarizes the Escobal Mine average life of mine operating costs as estimated for the Escobal Feasibility Study.

Escobal Operating Costs

Operating Cost	$/ore tonne
Mine	$37.23
Process Plant	$22.83
General Administration	$15.06
Production Cost	$75.13
Smelting/Refining Treatment	$26.64
Total Operating Cost	$101.77

Figures may not sum due to rounding

CAPITAL COSTS

As of July 1, 2014, the Escobal Feasibility Study estimates life of mine sustaining capital of approximately $301.2 million expended over 19.5 years. About 50% of the sustaining capital is for primary underground development; the remaining 50% is divided between mine infrastructure and utilities, underground mobile equipment purchases and rebuilds, surface equipment, annual ball mill liner replacement, and miscellaneous site G&A. Total life of mine capital, including expansion capital, totals $325.5M.

Annual Information Form for the Year Ended December 31, 2016	37

The total capital carried in the Escobal Feasibility Study financial model for the Escobal Mine is shown in the following table.

Life of Mine Capital Summary

Year	Cost Estimate (000s)
2014 Expansion* Sustaining*	$ 5,549 $ 14,442
2015 Expansion Sustaining	$ 14,220 $ 30,757
2016 Expansion Sustaining	$ 4,545 $ 17,831
2017 Sustaining	$ 19,117
2018 Sustaining	$ 20,194
2019 Sustaining	$ 23,258
2020 Sustaining	$ 12,360
2021 Sustaining	$ 12,151
2022 Sustaining	$ 17,054
2023 Sustaining	$ 18,301
2024 Sustaining	$ 25,480
2025 Sustaining	$ 15,476
2026 Sustaining	$ 15,640
2027 Sustaining	$ 12,851
2028 Sustaining	$ 11,334
2029 Sustaining	$ 13,828
2030 Sustaining	$ 9,419
2031 Sustaining	$ 5,205
2032 Sustaining	$ 3,666
2033 Sustaining	$ 2,814
Total	$ 325,493

*July–December 2014

Expansion and sustaining capital are expected to be financed from cash flow from production at the Escobal Mine.

FINANCIAL ANALYSIS

The Escobal Feasibility Study economic analysis indicates the Escobal Mine has an NPV 5% of $1.52 billion using base case metal prices of $18/oz silver, $1,300/oz gold, $0.95/lb lead and $0.90/lb zinc. The financial analysis does not present an internal rate of return (IRR), as it is a less meaningful metric for this study of the Escobal Mine. In this study, all capital costs prior to July 1, 2014, are considered to be sunken; hence the calculated return on investment is magnified by the significant mine cash flows offset by the exclusion of the initial capital investment in the calculation and would exaggerate any IRR calculated. NPV provides a more accurate and meaningful economic assessment of the mine. Sensitivity analyses were done using changes to metal prices, silver prices only (no change to base case gold, lead and zinc prices), operating costs, capital costs and metallurgical recovery; the results of which are summarized in the following table.

38	Tahoe Resources Inc.

Sensitivity Analysis – NPV after Taxes

	NPV @ 0%	NPV @ 5%	NPV @ 10%
Change in Metal Prices
20%	$3,100,197	$2,288,349	$1,805,971
10%	$2,556,373	$1,902,019	$1,510,006
Base Case 0%	$2,012,550	$1,515,689	$1,214,041
-10%	$1,526,811	$1,160,056	$935,374
-20%	$1,029,418	$800,057	$654,775
Change in Silver Prices
$25.00	$3,740,225	$2,761,565	$2,179,556
$22.00	$2,999,793	$2,227,618	$1,765,764
Base Case $20.00	$2,506,171	$1,871,653	$1,489,902
$18.00	$2,012,550	$1,515,689	$1,214,041
$15.00	$1,329,003	$1,012,566	$818,096
Change in Operating Cost
20%	$1,605,357	$1,228,547	$995,688
10%	$1,776,080	$1,354,731	$1,095,059
Base Case 0%	$2,012,550	$1,515,689	$1,214,041
-10%	$2,249,020	$1,676,647	$1,333,023
-20%	$2,485,489	$1,837,605	$1,452,005
Change in Initial Capital
20%	$2,007,687	$1,510,869	$1,209,261
10%	$2,010,119	$1,513,279	$1,211,651
Base Case 0%	$2,012,550	$1,515,689	$1,214,041
-10%	$2,014,981	$1,518,099	$1,216,431
-20%	$2,017,413	$1,520,508	$1,218,821
Change in Recovery
2.0%	$2,106,005	$1,582,562	$1,265,556
1.0%	$2,059,277	$1,549,125	$1,239,799
Base Case 0.0%	$2,012,550	$1,515,689	$1,214,041
-1.0%	$1,965,823	$1,482,253	$1,188,284
-2.0%	$1,919,095	$1,448,816	$1,162,526

CONCLUSIONS AND RECOMMENDATIONS

The Escobal Feasibility Study concluded the results of the Study demonstrated:

•	Proven and Probable reserves are supported by the feasibility of the Escobal Mine.
•	Operating results to date validate the mining method and process design for the Escobal Mine.
•	Mine and mill expansion from the current rate to 4500 tpd is achievable with minimal additional capital expenditure.

The Escobal Feasibility Study further recommended:

•	Tahoe continue to aggressively explore for extensions or offsets of the Escobal vein, or to accelerate its district exploration programs, to provide higher mining grades beyond 2022.
•	Concurrent with the prior recommendation, initiate studies to investigate increased mining and throughput rates to grow the annual silver production in the second half of the mine life.
•

Tahoe continue investigating lower cost alternatives to the current diesel generated power at the mine site. The Escobal Feasibility Study indicates that lower power costs have the opportunity to provide significant operating cost savings in the near term.

•

Critical evaluation of operating and capital costs. Now that the Escobal Mine has reached design operational parameters, Tahoe should begin to focus on optimizing mining and processing procedures in an effort to reduce operating costs. Reductions in primary development mining costs and increased equipment utilization would have a direct positive impact on the life of mine sustaining capital requirements.

•

Metallurgical studies to determine if silver and gold metallurgical recoveries can be improved as incremental increases in metal recovery, particularly for silver, may have a significant positive impact on the long-term cash flow from the mine.

•

Critical evaluation of mining dilution. The Escobal Feasibility Study indicates that there may be opportunities to incrementally increase mining grades without additional costs by reducing the dilution included in the mine plan. In addition, future resource modeling efforts should incorporate methods to better depict grade domain boundaries in the resulting model blocks to allow for a more accurate estimate of mining dilution.

•	Tahoe performs annual geotechnical and water management performance reviews of the tailings dry stack to ensure stability and reclamation success.
Annual Information Form for the Year Ended December 31, 2016	39

THE LA ARENA MINE

RECENT ACTIVITIES AT THE LA ARENA MINE

In 2016, the La Arena Mine produced a total of 204.4 thousand ounces of gold in doré, and a total of 15.7 million tonnes of ore and 32.5 million tonnes of waste were mined for a strip ratio of 2.1:1. A total of 15.3 million tonnes of ore at an average grade of 0.49 g/t Au from the open pit and existing stockpiles were placed on the leach pad.

At January 1, 2017 Measured and Indicated Mineral Resources for the La Arena oxide deposit totalled 63.8 million tonnes at an average gold grade of 0.39 g/t, containing 804.6 thousand ounces of gold. Proven and Probable Mineral Reserves for the La Arena oxide mine totalled 54.1 million tonnes at an average grade of 0.41 g/t Au, containing 714.7 thousand ounces of gold. Mineral Resources and Mineral Reserves for the La Arena oxide mine at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 from updated Mineral Resources and Mineral Reserves estimates completed as of July 1, 2016.

Sustaining capital projects in 2016 included planned additions and extensions to the leach pads and waste dumps, planned pit expansion, and the installation of a re-pumping station to provide for irrigation to the life of mine leach pad stacking design.

PROPERTY DESCRIPTION

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the western Cordillera, close to the continental divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, and the Company’s Shahuindo mine.

The project can be accessed via a 165 km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Lagunas Norte project (Barrick Gold Corporation). The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16º and 27º, and the land is covered with vegetation typical of the area.

Average annual temperature data recorded from the La Arena meteorological station in 2013 was 10.6ºC. The maximum recorded temperature is 22.6°C and the minimum is 0.4ºC. Historically, total average annual rainfall has been estimated at 1124 mm/annum and the average total annual evaporation rate in 733 mm/annum. The average relative humidity varies monthly between 77% and 88%. Maximum precipitation usually occurs during the months of October through to March while the months of June to September are the driest. The maximum daily precipitation recorded to date at the La Arena site was 245.6 mm in February 2012 while the minimum precipitation of 0 mm was recorded in July 1998.

The La Arena Mine site was connected to the Peruvian power supply grid in September 2014.

HISTORY

Gold mineralization at La Arena was first discovered by Cambior Inc. in December 1994. Cambior staked a claim for mining concessions of 1,800 hectares over the current La Arena oxide and sulfide deposits in January 1995. The mining concessions comprising the La Arena Project passed to Iamgold following its acquisition of Cambior in 2006.

Rio Alto entered into an option and earn-in agreement with Iamgold Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owned the La Arena Project, upon payment of $47.6 million cash, subject to certain adjustments and the completion of expenditure commitments. On February 9, 2011, Rio Alto announced that it had exercised its option and acquired 100% of the La Arena Project upon payment of the exercise price of $49.0 million. Tahoe completed its acquisition of Rio Alto in April 2015 and assumed ownership of the La Arena Project. The mine is operated by the Company’s wholly owned operating company, La Arena S.A.C.

LA ARENA FEASIBILITY STUDIES

Six NI 43-101 Technical Reports have been completed on the La Arena Project between 2008 and 2015. Two events triggered an updated NI 43-101 report for La Arena in 2015:

1.

An update to the gold oxide resource and reserve estimates for oxide project as additional data from a reverse circulation infill drill program was available. Gold inventory has been updated as a result of the in-fill drilling program completed with updated cost estimates; and

40	Tahoe Resources Inc.

2.

The Pre-Feasibility Study on the sulfide Cu-Au deposit, also known as La Arena Phase II, has been finalized. A Pre-Feasibility Study was completed in January 2015 on the Cu-Au sulfide material located on the east side of the current oxide pit. There have been no changes in the mineral resources on the sulfide deposit.

The report was issued on February 27, 2015 with an effective date of December 31, 2014.

The following descriptions of the La Arena Project are summarized from the NI-43-101 Technical Report entitled “La Arena Project, Peru” prepared on behalf of Rio Alto with an effective date of December 31, 2014 and issued on February 27, 2015 (the “La Arena 2015 Technical Report”). A more complete description of the La Arena Mine may be found within the La Arena 2015 Technical Report, a copy of which is available on the Company’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the La Arena 2015 Technical Report. Scientific and technical information in this AIF relating to updates to the La Arena Mine disclosure since the date of the La Arena 2015 Technical Report has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101. The La Arena 2015 Technical Report was prepared on behalf of the Company in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary have the meanings ascribed to such terms in the La Arena 2015 Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the La Arena 2015 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the La Arena 2015 Technical Report. Readers are encouraged to read the full La Arena 2015 Technical Report.

MINERAL TENURE, SURFACE RIGHTS, AND ROYALTIES

The mineral concessions pertaining to the La Arena Project total 25 licenses with available area of approximately 31,757 hectares that are fully owned and registered in the name of La Arena S.A.C., a wholly-owned subsidiary of Rio Alto. The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

N°	Reg. Code	Name	Owner	Area (Ha)
1	010000912L	ACUMULACION LA ARENA	LA ARENA	18,831.14
2	10063994	FLORIDA I	LA ARENA	600
3	010063994A	FLORIDA IA	LA ARENA	400
4	10108794	FLORIDA III	LA ARENA	300
5	010108794A	FLORIDA III A	LA ARENA	700
6	10111497	MICHE 33	LA ARENA	100
7	10131811	CA-CHACHI 2	LA ARENA	1,000.00
8	10131911	CACHACHI 3	LA ARENA	1,000.00
9	10132011	CACHACHI 4	LA ARENA	1,000.00
10	10132111	CACHACHI 5	LA ARENA	400
11	10133111	CACHACHI 1	LA ARENA	700
12	10143010	SERPAQUINO 5	LA ARENA	600
13	10300910	SERPAQUINO-04	LA ARENA	900
14	30003794	PEÑA COLORADA I	LA ARENA	1,000.00
15	30003894	PEÑA COLORADA II	LA ARENA	800
16	30003994	PEÑA COLORADA III	LA ARENA	600
17	30004603	CARBONERA SANAGORAN TRES	LA ARENA	100
18	15007637X01	PEÑA COLORADA	LA ARENA	480.3
19	15009027X01	EL FERROL N°5019	LA ARENA	60
20	15010088X01	EL FERROL N°5026	LA ARENA	286
21	15010314X01	EL FERROL N°5027	LA ARENA	200
22	10203912	CHURGO-1	LA ARENA	600
23	10099913	RAMX-7	LA ARENA	800
24	10100013	RAMX-8	LA ARENA	200
25	630000611	CARBON SAN FRANCISCO 2011 III	LA ARENA	100
26	630000711	CARBON SAN FRANCISCO 2011 II	RIO ALTO	200

Annual Information Form for the Year Ended December 31, 2016	41

The mineral resources identified so far in the La Arena deposit are completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. The Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18, are subject to a 2% NSR royalty, payable to their previous owners. Mining concessions Florida I, Florida IA, Florida II, Florida IIA, Florida III and Florida IIIA are subject to a 1.6% NSR royalty. Mining concessions Peña Colorada, Peña Colorada I, Peña Colorada II and Peña Colorada III are subject to a 1.4% NSR royalty.

PERMITS

The La Arena Project is subject to various Peruvian mining laws, regulations and procedures. Mining activities in Peru are subject to the provisions of the Uniform Code of the General Mining Law (“General Mining Law”), which was approved by Supreme Decree No. 14-92-EM on June 4, 1992, and its subsequent amendments and regulations, as well as other related laws. Under Peruvian law, the Peruvian State is the owner of all mineral resources in the ground. The rights to explore for and develop these mineral resources are granted by means of the “Concession System”.

Mining concessions are considered immovable assets and are therefore subject to being transferred, optioned, leased and/or granted as collateral (mortgaged) and, in general, may be subject to any transaction or contract not specifically forbidden by law. Mining concessions may be privately owned and the participation in the ownership of the Peruvian State is not required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

The Company has received all permits necessary to operate the La Arena oxide mine.

ENVIRONMENT

The La Arena oxide mine operates under an existing Environmental Impact Assessment (EIA) which was approved on July 20, 2010. La Arena is actively working to ensure the commitments and recommendations of the EIA are followed, including environmental monitoring and social management plan programs. Currently the La Arena gold oxide dump leach mine is working at full capacity of the production permit of 35,990 tpd.

An environmental assessment report for the Sulfide Project was initiated in the fourth quarter of 2012 and was presented to MEM in June 2013. This study was approved December 27, 2013. The surface footprint of this permit is not outside the footprint of the initial EIA for the oxide mine and according to the current regulations was treated as a modification of the original EIA. New environmental commitments include water quality monitoring stations, air, noise quality and social management programs. All the new commitments result from a compilation and update of all plans and programs currently ongoing at the operation.

42	Tahoe Resources Inc.

GEOLOGY AND MINERALIZATION

The La Arena (Au, and Cu-Au) Project is located in a prolific metallogenic province that contains many precious and polymetallic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The La Arena oxide gold project consists of mineralization which is predominantly of an epithermal high sulfidation style, hosted in oxidized sandstone-breccia within the Chimu Formation.

The Cu-Au-(Mo) sulfide mineralization is hosted in a multi-stage porphyry intrusion. The La Arena Porphyry outcrops to the east from the Calaorco and Ethel zones of the oxide deposit. The style of mineralization is typically porphyritic with at least four intrusive events identified. The intrusive rocks vary from dacitic to andesitic, differentiated by texture and composition.

EXPLORATION

Up until the effective date of the La Arena 2015 Technical Report, a total of 284,782 metres had been drilled at La Arena. The drilled metres are evenly split between reverse circulation (RC), at 141,591 metres (49.7% of the total), and core drilling (DC) at 143,191 metres (51.3% of the total).

The oxide deposit had 19,733 metres of core drilling and 114,281 metres of reverse circulation drilling, for a total of 134,014 metres. The sulfide had 121,858 metres of core drilling and 28,910 metres of reverse circulation drilling, for a total of 150,768 metres.

During the 2014 period, 22,087 metres of reverse circulation drilling were completed into the oxide deposit and 4,487 metres were completed into the sulfide deposit as part of the sterilization program near the Sulfide Project.

Exploration during 2015 concentrated on four holes totaling 2,355 metres to test the deep Tilsa structures below the Calaorco pit. Three deep holes totaling 3,954 metres were also completed to test down-dip extensions of the Phase II Cu-Au sulfide mineralized zone.

During 2016 exploration activity included first-pass drilling at the El Alizar target near the La Arena mine with a total of 25 holes for 5,889 metres defining irregular zones of mineralization related to narrow breccia zones.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

Diamond drill core has been logged in detail for geological, structural and geotechnical information, including RQD and core recovery. Core recovery is generally 90-95%. Whole core is routinely photographed.

Core samples were collected with sample breaks generally corresponding to geologic contacts. Core has not been orientated for structural measurements, except for 18 holes drilled for the Phase II geotechnical program in 2012. Sampling of core from exploration programs prior to 2011 consisted of chiselling the core in half. The standard procedure for core sampling since 2011 cut the core lengthways with a diamond saw, with half-core sent for assay.

Reverse circulation drill cuttings were logged for geological features and collected at 2 meter intervals and quartered in riffle splitters. Sub-samples weighing approximately 6 kg were collected in cloth-lined sample bags.

Reference material is retained and stored on site, including half-core, photographs generated by diamond drilling, duplicate pulps and pulps of all submitted core and reverse circulation samples. All pulps are stored at the La Arena core shed.

The sample preparation methods for the samples submitted prior to 2003 are not documented. Since 2003 the sample preparation method consisted of digitally weighing the samples, drying the samples to a maximum of 120ºC (for wet samples), crushing the samples to 70% passing 2 mm (10 mesh), riffle splitting to 250 g, and pulverizing to 85% passing 75% μm (200 mesh). Subsample size of 50 g pulps are submitted for analysis.

Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50 g sub-samples. Those samples that returned grades ≥ 5 g/t Au were analysed using gravimetric methods. For Cu, Ag, Mo, Pb, Zn, As, Sb and Bi multi-acid (four) digestion AAS is used. Mercury was analysed using cold vapour AAS. In 2010, Rio Alto changed to the primary laboratory to CERTIMIN (previously CIMM Peru), with the secondary laboratory being ALS Chemex.

MINERAL RESOURCE

Oxide Mineral Resources

The Mineral Resource estimate for the La Arena oxide gold deposit was updated for January 1, 2017 by applying the mine topographic surface at January 1, 2017 to the Mineral Resources Estimate updated at July 1, 2016. As of January 1, 2017, oxide Measured and Indicated Mineral Resources total 63.8 million tonnes at an average gold grade of 0.39 g/t, containing 804.6 thousand ounces of gold.

Annual Information Form for the Year Ended December 31, 2016	43

JANUARY 2017: SUMMARY OF OXIDE MINERAL RESOURCES
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured Mineral Resources	0.3	0.37	4.2
Indicated Mineral Resources	63.5	0.39	800.4
Measured & Indicated Mineral Resources	63.8	0.39	804.6
Inferred Mineral Resources	0.4	0.30	3.5

Figures may not sum due to rounding

The oxide resource is reported at a cut -off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine.

Mineral Resources for the La Arena oxide deposit were estimated using approximately 76,000 drill samples obtained from 1,222 reverse circulation drill holes and 135 diamond drill core holes, totalling approximately 207,000 metres.

Oxide mineralization was modeled into four large low-grade domains, a higher grade series of Tilsa (sub-vertical) structures, and a lower-grade domain for the satellite Astrid deposit. The lower-grade domains use a nominal 0.05 g/t cutoff grade as a hard boundary as this appears to be a natural break in the gold population and it is below the current open pit operational cut-off grade of 0.10 g/t. Tilsa-style structures have a core (+/-1m) of very high grade but typically not well defined by drilling due to a combination of thickness and orientation of the structures. Therefore, a nominal cutoff grade of 0.5 g/t was used to ‘bulk up’ these structures into broader zones. This also facilitated more depth and strike length to the interpretations. Estimation methods used were Localized Uniform Conditioning for the low-grade oxide domains and Ordinary Kriging for the Tilsa structure domains and background material.

Sulfide Mineral Resources

Sulfide Mineral Resources remain unchanged from those reported in the La Arena 2015 Technical Report which, in turn, were re-presented from the January 2013 Technical Report. Indicated Mineral Resources for the La Arena sulfide deposit stand at 274 million tonnes with average grades of 0.24 g/t Au and 0.33% Cu, containing 2.1 million ounces of gold and 2.0 billion pounds of copper. There are no Measured Mineral Resources for the sulfide deposit.

JANUARY 2017: SUMMARY OF SULFIDE MINERAL RESOURCES
Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Measured Mineral Resources	-	-	-	-	-
Indicated Mineral Resources	274.0	0.24	0.33	2,124	2,014
Measured & Indicated Mineral Resources	274.0	0.24	0.33	2,124	2,014
Inferred Mineral Resources	5.4	0.10	0.19	18	22

figures may not sum due to rounding

Sulfide Mineral Resources are reported at a cut-off grade of 0.12% Cu within an optimized undiscounted cash flow pit shell using metal prices of $1,400/oz Au and $3.50/lb Cu and updated operating cost parameters.

Mineral Resources for the Sulfide Project deposit were estimated from samples obtained from 388 core and reverse circulation drill holes totalling 131,951 metres.

Sulfide mineralization was modeled into three domains based on geology - porphyry intrusive, sandstone, and a prominent low-angle thrust which occurs in the upper northern portion of the resource area. There are no internal grade subdomains within the geological domains. Ordinary Kriging was used to estimate the sulfide copper; gold, silver, molybdenum, and arsenic were estimated using inverse distance methods.

Refinement of the geologic model of the La Arena porphyry was completed and incorporated into an updated three dimensional geologic model in 2016. This model will form the basis for a new resource estimate, internal scoping study and Preliminary Economic Assessment in 2017.

MINERAL RESERVE ESTIMATE

Oxide Mineral Reserves

The La Arena oxide Proven and Probable Mineral Reserves at January 1, 2017 total 54.1 million tonnes at an average gold grade of 0.41 g/t, containing 714.7 thousand ounces of gold. A summary of the La Arena oxide Mineral Reserves at January 1, 2017 is provided in the following table:

44	Tahoe Resources Inc.

JANUARY 2017: SUMMARY OF OXIDE MINERAL RESERVES
Classification	Ore Type	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven Mineral Reserves	Sediments Intrusive	- 0.3	- 0.37	- 4.1
Total Proven Mineral Reserves		0.3	0.37	4.1
Probable Mineral Reserves	Sediments Intrusive	48.2 5.6	0.42 0.30	657.7 52.9
Total Probable Mineral Reserves		53.8	0.41	710.6
Proven & Probable Mineral Reserves	All Ore Types	54.1	0.41	714.7

Figures may not sum due to rounding

Oxide mineral reserves have been constrained to the final pit design based on an optimized pit shell. The mineral reserve has been estimated with Measured and Indicated oxide Mineral Resources only. The pit optimization input parameters used are listed in the table below.

Pit Optimization Parameters for Oxide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	n/a	incorporated into block model incorporated into block model
Mining Recovery Factor	n/a
Mining Cost	$/t mined	1.90
Processing Parameters	Units	Value
Ore processing rate	Mt/y	16.2
Processing Cost	$/t leached	1.49
General & Administration Cost	$/t leached	1.11
Gold leaching recovery - intrusive	%	83
Gold leaching recovery - sediments	%	86
Economics Assumptions	Units	Value
Gold price	$/oz	1,200
Payable proportion of gold produced	%	99.9
Gold Sell Cost	$/oz	12.37
Royalties	%	1

Intrusive ore hosted within the oxide is separated as a different ore type for processing, as it needs to be blended with sediments in order to be leached effectively. Mineralization within the colluvium was not included in the mineral reserve due to the cost of moving the national highway. However, mineralized colluvium inside the Calaorco Pit was included in the mineral reserves as sediments. The colluvium deposit is a small shallow unconsolidated deposit of approximately 2.0 million tonnes grading 0.34 g/t gold and is located immediately southeast of the main Calaorco Pit.

Sulfide Mineral Reserve Estimate

Sulfide Mineral Reserves remain unchanged from those reported in the La Arena 2015 Technical Report which, in turn, were re-presented from the January 2013 Technical Report. Probable sulfide Mineral Reserves using a cut-off grade of 0.18% copper are 63.1 million tonnes with average grades of 0.31 g/t Au and 0.43% Cu, containing 633 thousand ounces of gold and 579 million pounds of copper.

JANUARY 2017: SUMMARY OF SULFIDE MINERAL RESERVES
Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Proven Mineral Reserves	-	-	-	-	-
Probable Mineral Reserves	63.1	0.31	0.43	633.2	579.4
Proven & Probable Mineral Reserves	63.1	0.31	0.43	633.2	579.4

Figures may not sum due to rounding

When calculating the reserve for the sulfide resource a small capital constrained project was considered with strict financial hurdles. The resulting reserve at this stage is only a small portion of the total resource. The main economic assumptions used in the sulfide pit optimization are presented in the table below.

Annual Information Form for the Year Ended December 31, 2016	45

Pit Optimization Parameters for Sulfide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost	$/t mined	1.92
Processing Parameters	Units	Value
Ore processing rate	Mt/y	6.57
Processing Cost	$/t milled	4.61
Process Copper Recovery Range	%	75.9 - 92.0 (Avg 91.1)
Process Gold Recovery Formula	%	29.5 – 45.5 (Avg 38.9)
General & Administration Cost	M$/y	22.6
Economics Assumptions	Units	Value
Copper price	$/lb	3.0
Payable proportion of copper produced	%	96.5
Copper Sell Cost	$/lb	0.37
Gold price	$/oz	1,200
Payable proportion of gold produced	%	88.6
Gold Sell Cost	$/oz	8.0
Royalties	%	1.0

The Company is currently in the process of re-evaluating the La Arena Phase II Sulfide Project without regard to the capital and operating constraints that were applied to the 2015 Pre-Feasibility Study.

MINING

Operations on site are currently exploiting the near-surface oxide gold reserve. Oxide ore has been mined from Calaorco and Ethel pits, with the Ethel pit now being exhausted. The open pits are mined in 8 metre high benches by conventional drill and blast methods. Loading is with 170 tonne face shovels and a fleet of predominantly 92 tonne trucks. Ore is truck dumped in either 8 metre or 16 metre lifts onto the dump leach pads, with no crushing or agglomeration required prior to irrigation. The table below shows the historical ore and waste production since the operations began in 2011 through the end of 2016.

Historical Mine Production
	Ore Mined			Waste	Total
Year	Tonnes (M)	Au (g/t)	Au Oz (k)	Tonnes (M)	Tonnes (M)
2011	3.7	0.88	103.5	4.2	7.9
2012	8.3	0.82	217.1	13.0	21.2
2013	13.8	0.60	268.2	23.0	36.8
2014	15.3	0.52	256.4	17.3	32.6
2015	12.8	0.62	253.2	21.9	34.6
2016	15.7	0.49	244.4	32.5	48.1
Total

Figures may not sum due to rounding

PROCESSING

After the ore is placed on the leach pad, cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 metres north of the leach pad. The plant currently has the capacity to treat solution from 36,000 tpd of ore. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electro-winning cells where a cathode is used to produce a fine-grained precipitate. The precipitate is filtered and dried, which also evaporates the mercury which is then captured for later disposal. This dried precipitate is smelted to produce doré bars of approximately 80% Au.

A summary of processing for the project through the end of 2016 is presented in the table below. Ore dumped in the leach pad differs from actual mined ore tonnes due to ore rehandle from the stockpile to the leach pad.

46	Tahoe Resources Inc.

Historical Process Plant Production
Year	Ore Placed on Leach Pads
	Tonnes (M)	Au (g/t)	Au Oz (k)	Au Oz Poured (k)	Recovery (%)
2011	2.5	1.00	80.9	51.4	77%
2012	8.0	0.83	214.6	201.1	87%
2013	13.1	0.62	261.2	214.5	86%
2014	16.2	0.51	263.9	222.3	86%
2015	13.1	0.61	257.2	230.3	86%
2016	15.3	0.49	241.0	204.1	86%
Total	68.4	0.60	1,318.8	1,123.7	86%

figures may not sum due to rounding

CAPITAL AND OPERATING COSTS

Oxide Gold Project

Capital costs for the oxide gold project were developed by Rio Alto and forecasted on an annual basis for inclusion in the La Arena 2015 Technical Report. Annual capital cost estimates from the technical report are summarized in the table below.

Annual Capital Cost for Oxide Gold Project (in ‘000 US$) Capex for Oxide Gold Project (‘000 US$)
	2015	2016	2017	2018	2019	2020	Total
Construction	17,259	24,712	2,300	12,600	-	-	56,871
Plant	2,166	8,012	-	-	-	-	10,178
Community Relations	2,560		-	-	-	-	2,560
Permits & Engineering	1,396	-	-	-	-	-	1,396
Other Capex	2,103	2,000	-	-	-	-	4,103
Road Diversion	-	-	7,000	8,000	-	-	15,000
Land Purchases	14,548	-	-	-	-	-	14,548
Total Capex	40,032	34,723	9,300	20,600	-	-	104,656

Annual Operating cost estimates for the oxide gold project as reported in the 2015 NI 43-101 technical report, broken down by major element, are summarized below.

Annual Operating Cost for Oxide Gold Project (in ‘000 US$) Total Operating Costs and Operating Profit (‘000 US$)
	2015	2016	2017	2018	2019	2020	Total
Net Revenue	257,284	222,737	212,365	187,506	181,111	171,881	1,232,884
Total Operating Expenses	117,967	137,879	141,303	127,538	126,869	98,758	750,314
Closure Expenditures	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Operating Profit (EBITDA)	137,817	83,358	69,562	58,467	52,743	71,624	473,570
Operating Profit Margin	53.57%	37.42%	32.76%	31.18%	29.12%	41.67%	38.41%

Sulfide Project

A summary of operating costs for the Sulfide Project as reported in the La Arena 2015 Technical Report is presented in the table below.

Annual Information Form for the Year Ended December 31, 2016	47

Total Operating Cost Summary for the Sulfide Project
Unit Cost
MINING
Mining Direct Cost ($/ t mined)	1.32
Mining Maintenance ($/mined)	0.02
Mining Indirects ($/mined)	0.60
PROCESSING
Power	1.73
Reagents & Consumables	1.30
Labour	0.66
Maintenance & Mobile Equipment	0.93
Total Processing Cost ($/ t milled)	4.61
GENERAL AND ADMINISTRATION	$22.6 M/y

Initial capital expenditures reported in the La Arena 2015 Technical Report were US$314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional US$61.2 million was allocated for sustaining capital during the 10 year mine life, for total estimated capital expenditures of US$415.5 million (including $40 million for mine closure), for the 63Mt project.

The sensitivity analysis on the NPV and IRR for the Sulfide Project as reported in the La Arena 2015 Technical Report is shown in the table below:

	Sensitivity Analysis for the Sulfide Project
	After Tax NPV
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574
	After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

The La Arena 2015 Technical Report also includes the pre-feasibility study on La Arena Phase II (identified in the La Arena 2015 Technical Report and the reproduction of the Executive Summary section of the La Arena 2015 Technical Report above as the “Sulfide Project”). The initial capital for La Arena Phase II was estimated at US$314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional US$61.2 million was allocated for sustaining capital during the 10 year mine life, for total estimated capital of US$415.5 million (including $40 million mine closure), for the 63Mt starter project.

The initial capital cost estimate from the La Arena 2015 Technical Report is summarized in the table below, with all costs stated in US dollars with no provision for forward escalation of any costs. The base date of the estimate is the fourth quarter of 2014. A fully detailed estimate, WBS and estimate analyses are included as appendices to the La Arena 2015 Technical Report.

48	Tahoe Resources Inc.

Initial Capital Estimate Summary
WBS	Level 1 Description	Total US$M
2000	Mining	$0.9
3000	Process Plant	$125
4000	Site Services and Utilities	$11.3
5000	Site Infrastructure	$44.5
7000	Project Preliminaries	$32.3
8000	Indirect Costs	$54.5
9000	Owner’s Costs	$17.0
8800	Provisions	$28.6
Total		$314

For the economic model, sustaining capital of 2% of the process plant, 1% of the site services and 1% of the internal infrastructure was allocated annually to the project cash flow. Additionally, the following items were included:

•	US$27.1 million were split between in years 4 and 6 for waste dump expansion;
•	US$4.0 million for liners on Calaorco tailings facilities;
•	US$3.1 million for contingency on Sustaining Capital; and
•	US$40.0 million for mine closure on year 11.

A total Sustaining Capital of US$61.2 million and Mine Closure of US$40.0 million dollar are included in the financial model.

ECONOMIC ANALYSIS

Oxide Mineral Reserves at La Arena Gold Oxide Mine

The annual cash flow and net present value (at a 5% discount rate) from the La Arena 2015 Technical Report are presented in the table below. The economic results show a total cash flow of US$218.6 million or a discounted value of US$180.5M. The table below shows annual net cash flow and the corresponding cumulative figures.

Net Cash Flow

Net Cash Flow (After-Tax) (‘000 US dollars)
	2015	2016	2017	2018	2019	2020	Total
Pre Tax Cash Flow	59,296	48,635	60,262	37,867	52,743	71,624	330,426
Taxes	42,630	20,097	12,854	9,171	9,986	17,085	111,823
After Tax Cash Flow	16,666	28,538	47,408	28,696	42,757	54,539	218,603
Cumulative Cash Flow	16,666	45,203	92,611	121,307	164,064	218,603
NPV (5%)	15,872	25,885	40,952	23,609	33,501	40,698	180,517
Cumulative NPV (5%)	15,872	41,757	82,709	106,318	139,819	180,517

The effects of changes in the major project assumptions and estimates used in the La Arena 2015 Technical Report were evaluated using the traditional approach of assessing variations in the metal prices, grades, operating cost, capital expenditures and metallurgical recovery. The analysis was carried out by changing the input parameters (±10%) within the cost model and assessing the NPV (at a 5% discount rate) as shown in the table below.

Annual Information Form for the Year Ended December 31, 2016	49

Sensitivity Analysis on the NPV
Sensitivity Analysis on the 5% NPV (‘000 US dollars)
	Low Range (-10%)	Base Case	High Range (10%)
Gold Price of US$1,150
Inputs Variance (US$)	1,035	1,150	1,265
NPV (5%)	114,317	180,517	245,781
Grade Avg of 0.39
Inputs Variance(g/t Au)	0.35	0.39	0.42
NPV (5%)	114,552	180,517	245,565
Opex Avg of $3.00 /tonne mined
Inputs Variance (/tonne mined)	$2.70	$3.00	$3.30
NPV (5%)	244,266	180,517	116,767
LOM Capex Avg of $107,582M
Inputs Variance	$96,824	$107,582	$118,340
NPV (5%)	190,256	180,517	170,778
LOM Recovery Avg of 83.99%
Inputs Variance	75.59%	83.99%	92.39%
NPV (5%)	114,552	180,517	245,565

Reserves at La Arena Phase II Sulfide Project

As previously stated, project capital of US$314 million was estimated in the La Arena 2015 Technical Report for the processing plant and all associated infrastructure for La Arena Phase II. An additional US$61.2 million was allocated for sustaining capital during the 10 year mine life, for total estimated capital expenditures of US$415.5 million (including US$40 million for mine closure).

The sensitivity analysis on the NPV and IRR for La Arena Phase II is shown in the table below:

Sensitivity Analysis on the NPV and IRR (Sulfide Project)
	After Tax NPV
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574
	After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

INTERPRETATION AND CONCLUSIONS

The La Arena 2015 Technical Report contained the following interpretation and conclusions:

•	The increase in the gold oxide Mineral Resource was primarily due to the definition of extra resource to the west and at depth in Calaorco, as a direct result of the 2014 drilling program.

•

Oxide Mineral Reserves have increased due to the physical extension of the mineralization of the oxide deposit reflected in the new Mineral Resource estimates. The gold price of US$1,200 per ounce was not changed from the previous estimates and only costs were updated based on the performance of the year 2014.

•	The La Arena oxide mine continues to exceed budget expectations due to positive grade variances between resource models and mining, and the definition of additional resources at the mine.

•

The Sulfide Project reserve pit at 63 Mt is the starter pit which provides 10 years of steady mill feed at 18,000 tpd to the processing plant. The trade-off analysis conducted in Section 15 shows that this pit size represents the best discounted value for the project with lowest capital. However, this pit is only a portion of a potentially larger pit from the 274 Mt resource.

50	Tahoe Resources Inc.

Based on the newly-refined geologic model of the La Arena porphyry completed in 2016, the Company is currently in the process of re-evaluating the Sulfide Project, including an updated resource estimate, and anticipates completing an internal scoping study in 2017.

THE SHAHUINDO MINE

RECENT ACTIVITIES AT SHAHUINDO

Construction of the Shahuindo Mine commenced early in the second quarter of 2015, with commissioning of the mine and processing facilities initiated in the fourth quarter of 2015. The Shahuindo Mine achieved commercial production on May 1, 2016. All pre-operating revenues from production have been credited against construction capital through April 30, 2016.

In 2016, the Shahuindo Mine produced a total of 48,414 ounces of gold in doré. From May 1, 2016 through the end of 2016, a total of 8.45 million tonnes of ore and 6.42 million tonnes of waste were mined for a strip ratio of0.76. A total of 4.58 million tonnes of ore at an average grade of 0.85 g/t Au from the open pit and existing stockpile were placed on the leach pad.

The mine’s Q3 2016 production, unit costs and profitability were affected by severe drought conditions experienced in north-central Peru beginning in the second quarter of 2016. As a result, the irrigation area on the leach pad was temporarily reduced due to a decrease in the availability of process water. Successful efforts to increase the permanent water supply during Q3 and Q4 2016 have allowed the area under irrigation to return to planned levels. Run-of-mine ore continued to be placed on the leach pads at planned rates, which increased gold inventories in the heap to levels higher than anticipated. The Company expects to lower heap inventory and increase gold production over the next several quarters as a result of increased water availability and operating improvements.

At January 1, 2017 Measured and Indicated Mineral Resources for the Shahuindo oxide deposit totalled 138.1 million tonnes at an average grade of 0.50 g/t Au, containing 2.2 million ounces of gold. Proven and Probable Mineral Reserves for the Shahuindo oxide mine totalled 110.3 million tonnes at an average grade of 0.52 g/t Au, containing 1.9 million ounces of gold. Mineral Resources and Mineral Reserves for the Shahuindo oxide mine were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource and Mineral Reserve estimates completed as of July 1, 2016.

HISTORY

Legal rights to the mineral leases of Shahuindo were in dispute between 1996 and 2009. A number of Peruvian, Mexican and Canadian companies have been involved in numerous legal processes that were eventually settled in 2009 with 100% ownership being legally registered to Shahuindo SAC (previously Sulliden Shahuindo SAC), a wholly owned subsidiary of the Company.

Sulliden Shahuindo SAC entered into a Transfer of Mineral Rights and Properties Contract, named Contrato de Transferencia de Propiedades Mineras, with Compañia Minera Algamarca SA and Exploraciones Algamarca S.A covering 26 mineral claims and 41 surface rights, which was formalized by public deed dated November 11, 2002.

Subsequently, the vendors (Compañia Minera Algamarca SA and Exploraciones Algamarca SA), controlled by new stockholders and other companies of the same group, challenged the Transfer of Mineral Rights and Properties Contract and launched a number of judicial proceedings against Sulliden Shahuindo SAC. Sulliden Shahuindo SAC also commenced legal proceedings to confirm their rights under this agreement and a number of other judicial proceedings to protect its title to the Shahuindo property. In 2009, Sulliden Shahuindo SAC prevailed and maintained 100% of the mineral claims and surface rights.

In 2012 the NI 43-101 “Technical Report on the Shahuindo Heap Leap Project, Cajabamba, Peru” was prepared on behalf of Sulliden Gold Corporation which reported Mineral Resources and Mineral Reserves for the Shahuindo Project. This report has since been superseded by the Shahuindo Prefeasibility Study discussed herein.

In August 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Ltd. and became the owner of Shahuindo Mineral claims and surface rights under their Peruvian subsidiary, Shahuindo SAC.

In April 2015, Tahoe completed an acquisition of Rio Alto, acquiring control of Shahuindo SAC and the Shahuindo Mineral claims and surface rights. Shahuindo SAC remains as Tahoe’s wholly owned operating company for the Shahuindo Mine.

SHAHUINDO PREFEASIBILITY STUDY

Tahoe prepared the Shahuindo Prefeasibility Study in respect of the following triggering events for the Shahuindo Mine:

•

The Mineral Resources and Mineral Reserves estimates have been updated as the result of data obtained from drilling and additional engineering studies conducted in 2014 and 2015. Mining studies incorporate updated cost estimates and financial analyses;

•	Tahoe has revised the mining strategy for the Shahuindo Mine; and
•	Tahoe has conducted further metallurgical testing on the ore at Shahuindo and has revised the metallurgical assumptions and flowsheet for the project.

Annual Information Form for the Year Ended December 31, 2016	51

The Shahuindo Prefeasibility Study has been completed having an effective date of January 1, 2016. The effective dates of the Mineral Resources estimate and Mineral Reserves estimate as reported in the Shahuindo Prefeasibility Study are April 15, 2015 and November 1, 2015, respectively. Unless otherwise noted, units are metric. The Shahuindo Prefeasibility Study has been prepared in compliance with the disclosure and reporting requirements set forth in NI 43-101, as well as with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on December 2000 and modified in 2005 and 2010.

A more complete description of the Shahuindo Mine may be found within the Shahuindo Prefeasibility Study, a copy of which is available on the Company’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the Shahuindo Prefeasibility Study. The Shahuindo Prefeasibility Study was prepared in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the Shahuindo Prefeasibility Study. The reference numbers of the tables and figures set out in this section are those attributed by the Shahuindo Prefeasibility Study. Technical information in this AIF relating to updates to the Shahuindo Mine disclosure since the date of the Shahuindo Prefeasibility Study has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Shahuindo Prefeasibility Study. Readers are encouraged to read the full Shahuindo Prefeasibility Study.

Technical Report Highlights

Tahoe, through its wholly owned subsidiary, Shahuindo SAC, owns and operates the Shahuindo Mine in Peru. The Shahuindo deposit is an intermediate-sulfidation sediment-hosted epithermal gold-silver deposit which the Company has initiated open pit mining and heap leaching of oxide ore. Metal recovery is by carbon-in-column adsorption-desorption-refining (“ADR”) processes which produces a gold-rich doré for sale to international refineries.

Construction of the Shahuindo Mine commenced in mid-2014, with commissioning of the mine and processing facilities in the fourth quarter of 2015. The Company achieved commercial production at Shahuindo on May 1, 2016.

Production at Shahuindo is scheduled in two phases: Phase 1 processes run-of-mine (“ROM,” i.e., no crushing required) material at an initial rate of 10,000 tpd in 2016; a second adsorption column circuit will be installed in mid-2016 to increase the plant processing capacity to accommodate increased mining rates. Phase 2 is scheduled to begin in mid- to late-2018 and continue through the end of the current mine life with the plant capacity increased to 36,000 tpd to process mixed coarse- and fine-grain ore that requires crushing and agglomeration prior to leaching. The phased approach enabled gold production as soon as possible with minimal capital expenditure, thus generating cash flow early in the project.

The prefeasibility study supports the declaration of Proven and Probable Mineral Reserves. The study provides economic parameters for the Shahuindo Mine from January 1, 2016 forward.

Highlights of the study include:

•	Measured and Indicated Mineral Resources of 143.1 million tonnes and 2.28 million oxide gold ounces at an average gold grade of 0.50 gram per tonne (g/t);
•	Proven and Probable Mineral Reserves of 111.9 million tonnes at an average gold grade of 0.53 g/t, containing 1.91 million ounces of gold;
•

Average annual gold production (i.e., gold in doré) of 78,000 ounces in the first two years of production (Phase 1) and 169,000 ounces in years three through ten (Phase 2). Total gold produced in doré over the LOM is estimated to be 1.504 million ounces;

•	As of January 1, 2016, capital costs are estimated at $179.6 million for project (construction) capital and $140.7 million for sustaining capital over the LOM;
•	After tax net present value at a 5% discount rate (NPV5) of $318.9 million and an internal rate of return (IRR) of 40.6% with a payback period of 4.1 years at the base case metal prices; and
•

Exploration conducted by previous owners and by Tahoe demonstrates considerable potential to add additional gold ounces to the production profile at Shahuindo and has identified multiple exploration prospects in the district.

Mineral Resources and Mineral Resources reported in the Shahuindo Prefeasibility Study used metal prices of $1,200/oz Au and $15/oz Ag. Mineral Resources were reported within a $1,400/oz Au pit shell at a gold-equivalent (AuEq) cut-off grade of 0.14 g/t. The financial analysis used escalating metal prices over the LOM beginning with $1,100/oz Au in 2016 and increasing in $100/oz increments annually to $1,400/oz Au in 2019 where it remained constant through the end of the mine life. Likewise, silver prices used were $14.75/oz in 2016, $17.25/oz in 2017, $20.00/oz in 2018, and $23.50/oz in 2019 and forward to the end of the mine life. Silver has a negligible contribution to the mine economics.

MINERAL TENURE

The Shahuindo Mine comprises one mineral right, Acumulacion Shahuindo, which includes 26 mineral titles 100% controlled by Tahoe’s wholly owned subsidiary, Shahuindo SAC, and has an approximate area of 7,338.91 hectares. Shahuindo SAC also controls the neighboring Vikingo and Vinkingo I concession covering 1,858 hectares.

52	Tahoe Resources Inc.

The mining rights and surface rights are registered under the name of Shahuindo SAC in the government title registry office of La Superintendencia Nacional de los Registros Públicos (SUNARP). The mining claims have no expiry date. All concessions are subject to an annual payment of $3 per hectare to the Peruvian government. All claims are in good standing as of the effective date of the Shahuindo Prefeasibility Study.

Shahuindo SAC has acquired 381 surface rights within the Shahuindo Mine area to date, covering a total area of approximately 2,559 hectares. Some of these surface rights were used to relocate local land owners into new areas. Shahuindo SAC also acquired additional surface rights outside the mining concessions for the same process of relocating land owners. The Company controls sufficient surface lands to accommodate the infrastructure necessary to operate the Shahuindo mining project as envisioned in the Shahuindo Prefeasibility Study.

Mineral Title Summary

N°	Reg. Code	Name	Owner	Area (Ha)
27	10025901	VIKINGO I	MINERA SULLIDEN PERU S.A.C.	1000
28	10026001	VIKINGO	MINERA SULLIDEN PERU S.A.C.	900
29	010000411L	ACUMULACION SHAHUINDO	SHAHUINDO SAC	7338.9

PERMITS

The Shahuindo Mine operates under an Environmental Impact Statement (EIA, Estudio de Impacto Ambiental) approved in 2013. The EIA was prepared according to MEM requirements and complies with Peruvian regulations.

As of the effective date of the Shahuindo Prefeasibility Study, most required permits have been obtained, with the remaining permits in the final stages of approval. The following list describes the status of the required permits for operations as of January 1, 2016:

•	Certificate for the inexistence of Archaeological Remains – Approval granted.
•	Environmental Impact Assessment - Approval granted. Expansion EIA in process.
•	Mine Closure Plan – Approval granted
•	Beneficiation Concession – Approval granted.
•	Water usage permit – Approval granted.
•	Mining Plan – Final stage of evaluation with MEM.
•	Operations Permits – In process; approvals expected in January 2016.
Annual Information Form for the Year Ended December 31, 2016	53

All permits and any new permits will be renewed or obtained as required All remaining permits required for full operations were obtained in early 2016.

ACCESS, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY

Access

The Shahuindo Mine is located in northern Peru approximately 970 kilometers by road north-northwest of Lima. The project site can be accessed from Lima by traveling north on Highway 1 (Pan-American Highway) to Ciudad de Dios, then east on Highway 8 to Cajamarca. The site is approximately 130 kilometers from Cajamarca via asphalt-paved highway (100 kilometers on Highway 3N), and gravel and dirt roads.

There are several seaports available to the Company for equipment import – the Port of Callao in Lima, Port of Paita (northern Peru) and Port Salaverry at Trujillo. There are daily flights between Lima and Cajamarca on Peruvian national airlines.

Climate

Climate in the area is typical of the sierra region. It is cold and dry during the dry season and humid during the rainy season. Rainfall typically occurs between October and April (wet season), with occasional sporadic showers in the other months. The average annual rainfall is about 1000mm with an extreme wet year having a rainfall of 1,550mm and an extreme dry year receiving 449mm. The dry season months are May through September.

The average daily temperature is 15.7ºC, reaching 23.1ºC during the day and decreasing to 7.5ºC in the night. The average minimum temperature is 9.7ºC and the average maximum temperature is 22.3ºC.

Local Resources

The Shahuindo Mine is located in an economically depressed area where subsistence agriculture is the main activity.

Manning requirements for the project are sourced according to the Company’s employment policy, with priority given to the local area, then expanding to the surrounding communities, including Cajabamba, whenever possible. More experienced and technical personnel have been recruited from Cajamarca and from throughout Peru. The project currently employs approximately 1,300 people, with the majority of employees from within Cajamarca province.

Power for the operations will initially be from diesel generators located on site. As the mine ramps up production, the site will be connected to the trans-national 220 kV transmission line which was recently completed and passes within 3 kilometers of the site. It is currently planned to connect to line power in the second half of 2017, via a substation partially built by Sulliden which will require upgrading. From 2018 while processing 36 ktpd, the project will consume up to a maximum of approximately 45 million kWh of power per year. Maximum total demand power for the project is approximately 7.4MW. When the substation is completed, it will have an installed capacity of 40 MW.

The Shahuindo heap leach project will require a water supply for mining; processing, camp and other support facilities. Water demand will be highest during the dry season. During an average dry season, Anddes predicted the maximum water requirement to be up to 12.7 liters per second (L/s) in the dry season for the initial phase of operations (Anddes, 2015j). From January 2018, when the project ramps up to 36 ktpd and the primary leach pad is commissioned (Pad 2B), the operating flow for leaching activities is estimated to be as high as 39.9 L/s (Anddes, 2015c). Most of this water will be recycled through the closed circuit leach pad - pregnant solution pond - adsorption circuit - barren solution pond - leach pad.

Physiography

The Shahuindo site is located on the west side of the Condebamba River valley. The topography varies from rolling hillsides to steep ravines. Elevation across the project varies from 2,400 metres above sea level to 3,600 metres above sea level. The project area is classified as neo-tropical Peruvian “Yungas” by the World Wildlife Fund.

GEOLOGIC SETTING AND MINERALIZATION

The Shahuindo deposit is located on the eastern flank of the Andean Western Cordillera in northern Peru, within a regional fold and thrust belt of predominantly sedimentary rocks. The region is particularly well-endowed with mineral occurrences varying from low-to-high sulfidation systems and from porphyry through polymetallic to epithermal deposits.

Mineralization at Shahuindo is best described as an intermediate-sulfidation epithermal system, though high-sulfidation mineralization occurs at depth and in the core of hydrothermal breccias. Oxidation of mineralization extends to a depth of 150 metres below surface. In the weathered oxide facies, gold and silver are associated with the presence of jarosite and hematite. In the underlying fresh sulfide facies, gold is typically extremely fine grained with the related mineral species not yet identified.

The principal zone of mineralization in the Shahuindo district occurs in a belt between two large-amplitude regional-scale folds, the Algamarca anticline and the San Jose Anticline. The Algamarca anticline is upright and symmetrical with amplitude of at least 400m, whereas the San Jose fold is an asymmetric, overturned, northeast-vergent fold with a shallowly dipping axial surface and amplitude of at least 300m. Important structural elements include fold limbs and fold axial surfaces, fold-related fractures, faults and related extension fractures, breccia dikes and irregular bodies, and igneous intrusive contacts.

54	Tahoe Resources Inc.

Both structure and lithology control the location, shape, and orientation of the mineralization. The mineralization is hosted within the siliciclastic sandstone-dominant Farrat Formation and the underlying sedimentary Carhuaz formation. These sedimentary rocks have been intruded by at least three felsic stocks which tend to be located along faults and cores of anticlinal structures. In addition, the metallurgical recovery of gold is affected by lithology with the identification of five primary geometallurgical domains based on the relationship between lithology and grain size and gold recovery. Modelling the distribution and occurrence of lithologic units / geometallurgical domains is critical to mine planning.

DEPOSIT TYPE

The Shahuindo deposit formed in a predominantly intermediate-sulfidation epithermal system of probable Miocene age. Distinguishing characteristics of an intermediate-sulfidation environment include mineral assemblages indicating a sulfidation state between those of high and low sulfidation types, relatively high total sulfide content of five to ten percent in the sulfide environment, presence of silver sulfosalts, and association with andesitic to dacitic volcanics. Magmatic associated fluids are implied. There is no evidence of adularia at Shahuindo, thus ruling out a low-sulfidation environment. There are some observances of enargite at depth, suggesting a mixed intermediate- to high-sulfidation system.

EXPLORATION

Prior to 1990, exploration was conducted by Algamarca on the Shahuindo property though no public records are available to provide details of Algamarca’s work. From 1990 to 1998, Alta Tecnología e Inversión Minera y Metalúrgica SA (Atimmsa), Asarco LLC (Asarco), and Southern Peru Copper Corp. (Southern Peru) explored the Shahuindo Project area, completing mapping, geochemical sampling, and reverse circulation (RC) and core drilling.

Val Dór Geofisica Peru conducted magnetic and induced polarization geophysical surveys between 2002 and 2012 on behalf of the prior owners of Shahuindo. There have been no additional geophysical surveys completed on the concession since the acquisition of the deposit by Rio Alto in 2014.

Most of the accessible underground adits located on the concession were sampled prior to 2012. Where possible, samples were taken from the adit portal and along the accessible portion of the tunnel. Most samples were vertical and non-continuous. Approximately 140 small adits were sampled.

Detailed soil sampling completed by Sulliden between 2003 and 2012 revealed a series of continuous, parallel gold anomalies in the central and northern areas of the concession. Base metal anomalies were found to the northwest and to the southeast of the concession.

The present exploration strategy at Shahuindo utilizes relatively standard exploration techniques that include detailed surface geologic mapping, surface geochemical sampling, and drill testing. The most effective exploration tool at Shahuindo has been core and RC drilling. Samples have also been collected from underground workings in the northern portion of the project area which has seen exploitation by informal miners.

Several targets proximal to the Shahuindo deposit have been identified in the district from geophysical surveys, prior informal mining operations, surface mapping and geochemical sampling, and drilling.

The focus on the 2014-2015 exploration was to infill drill the existing resource/reserve. Exploration during 2016 focused on step-out drilling to define the margins of the current resource and identify new zones peripheral to the current pit; at the San Lorenzo and Choloque zones north of the Shahuindo starter pit, the El Sauce zone southeast of the pit and the San Jose zone on the extreme northwest margin of the Shahuindo resource.

During 2016 reconnaissance work comprising prospecting, sampling and trenching was carried out in areas north and northwest of Shahuindo to identify additional early-stage district targets.

DRILLING

A total of 1,039 holes drilled by Atimmsa, Asarco, Southern Peru, Sulliden and Tahoe were used to model and estimate the resource at Shahuindo. Reverse circulation (RC) (604 holes) and diamond drilling (435 holes) have both been carried out on the property. The cut-off date for drill data inclusion in the resource model was April 15, 2015. The table below is a summary of the drilling included in the resource model.

Annual Information Form for the Year Ended December 31, 2016	55

Shahuindo Drilling Summary

Company	Year	Diamond Core		Reverse Circulation		Total Drill	Total
		No.	Meters	No.	Meters	Holes	Meters
Attimsa	1992	-	-	11	744	11	744
Asarco	1994-1996	55	8,105	31	3,681	86	11,786
Southern Peru	1997-1998	16	1,818	80	9,755	96	11,573
Sulliden	2003-2012	352	72,913	248	42,477	600	115,389
Rio Alto	2014-2015	12	1,258	234	23,264	246	24,522
Total	1992-2015	435	84,094	604	79,921	1,039	164,015

The majority of the RC drilling completed by Rio Alto in 2014 and 2015 was within the current resource. The database also includes twelve diamond core holes that were drilled for geotechnical purposes and subsequently sampled for analyses. The majority of the drilling in the oxide domain within the resource is on a nominal spacing of 25m x 25m due to the extensive RC infill programs conducted in 2014 and 2015.

Upon its acquisition of Rio Alto in April 2015, Tahoe has continued drilling diamond core and RC for infill, step-out, geotechnical, hydrology, and condemnation purposes.

From April 15, 2015 (the cut-off date for inclusion of drill data in the resource estimate) through December 31, 2015, Tahoe continued infill drilling within the current resource and pit shell, step-out drilling to expand the resource, geotechnical, metallurgical and condemnation drilling in support of operations, and exploration drilling at the proximal San Lorenzo, La Chilca, and Choloque targets. Post-resource drilling completed by Tahoe in 2015 includes 180 core and RC holes totaling 32,717 meters.

In 2016 exploration at Shahuindo focused on step-out drilling to define the margins of the current resource and identify new zones peripheral to the current pit. A total of 115 holes for 17,703 metres were drilled in the San Lorenzo, Choloque, El Sauce and San Jose targets.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

Tahoe has limited information about sample preparation and analyses for the drill programs prior to the major drill programs by Sulliden beginning in 2003. The drilling prior to Sulliden’s work is considered to be a minimal risk to the estimate of Mineral Resources, as this dataset accounts for only 15% of the data used in the estimate and many of the holes drilled prior to Sulliden have been twinned or offset with new drill holes.

From 2003 to 2012, Sulliden’s sampling and sample dispatch for the Shahuindo Project were carried out under the supervision of Sulliden staff. Samples were sent to ALS Minerals (ALS, formerly known as ALS Chemex) in Lima for sample preparation and analysis. Samples were prepared and analyzed using industry-standard practices, including the use of quality assurance and quality control (QA/QC) duplicates, blanks, and assay standards. The ALS laboratory in Lima is ISO 9001:2008 and ISO 17025:2005 certified.

Samples from Rio Alto’s 2014-2016 drill programs were analyzed by CERTIMIN (Lima). Gold was assayed with a 50-gram fire assay using an atomic adsorption finish. Fire assays were repeated using with a gravimetric finish for samples whose initial fire assay results were greater than 10 g/t Au. Rio Alto employed a QA/QC program of field duplicates, blanks and assay standards. The CERTIMIN laboratory is ISO 9001 certified for geochemical, metallurgical and environmental sample analyses. Tahoe continues to use the CERTIMIN laboratory in Lima as its primary assay lab for its continued drilling at the Shahuindo Mine.

Drill core and RC sampling procedures, sample analyses, QAQC procedures and sample security employed at Shahuindo are of sufficient quality for use in the resource estimate.

DATA VERIFICATION

Tahoe conducted an audit of the 2014-2015 Rio Alto assay database (data through April 15, 2015) by comparing the analytical results reported in the hard copy certificates received from the laboratory (CERTIMIN) to the digital database used for the resource estimate. Tahoe compared 100% of the gold and silver assays in the database against the laboratory certificates with no errors detected.

The QA/QC programs conducted on the Shahuindo samples and the multiple database audits are sufficient to ensure that the data used in the resource estimate is valid. While there are some discrepancies regarding the silver standards used by Rio Alto in 2014 and 2015, this is not considered material as silver has a negligible contribution to the economics of the project.

56	Tahoe Resources Inc.

MINERAL PROCESSING AND METALLURGICAL TESTING

The mineral processing and metallurgical testing that included cyanidation and flotation testing programs have been conducted on composite samples from the Shahuindo Mine by various companies starting in 1996. These companies include Asarco, Compania Minera Algamarca, Sulliden, Rio Alto and Tahoe, with test work conducted at Dawson Metallurgical Laboratories, Kappes, Cassiday & Associates (KCA), Heap Leach Consultants (HLC), SGS and Tahoe’s La Arena laboratory.

Results from the cyanidation tests conducted by KCA from 2009 to 2012 and in 2014, and by Tahoe (Rio Alto) in 2014 and 2015 on core drill hole and surface composites were used in the development of the recovery and leach design parameters for use in the prefeasibility study. The results of the testing program indicate excellent gold recoveries at both run-of-mine (ROM) and coarse crush sizes with low to moderate reagent requirements, implying amenability to heap leaching. Silver recoveries were generally low.

Compacted permeability tests on -25mm crushed samples were conducted, both with and without cement. The results are variable with one-third of the tests conducted in 2015 failing. The results from KCA’s compacted permeability tests on -32mm composites conducted in 2012 indicated that mixing of the more weathered samples with competent material would be required to maintain permeability at 6 kg of cement per tonne of ore. Two of the three KCA tests passed the compacted permeability tests at a simulated heap height of approximately 110 meters.

Maintaining heap permeability and minimizing channeling at higher heap heights in the life of mine leach pads will require crushing and agglomeration of the ore. Tahoe will implement crushing and agglomeration in two stages beginning in Q3 2017, with the first stage designed to operate at a nominal 12,000 tpd rate through mid-2018. Expansion of the crushing and agglomeration circuit to 36,000 tpd is expected in mid-2018. The Company is in process of conducting further test work on the agglomeration circuit to augment existing test work to maximize recovery and determine the maximum leach pad height.

MINERAL RESOURCE ESTIMATE

The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.

The January 1, 2017 estimate of oxide Mineral Resources for the Shahuindo deposit contains Measured and Indicated Mineral Resources of 138.1 million tonnes at average grades of 0.50 g/t Au and 6.8 g/t Ag, containing 2.2 million ounces of gold and 30.3 million ounces of silver. Inferred Mineral Resources for the oxide deposit total 3.5 million tonnes at average grades of 0.46 g/t Au and 8.3 g/t Ag; containing 52.7 thousand ounces of gold and 938.4 thousand ounces of silver. The effective date of the Shahuindo Mineral Resource oxide estimate is January 1, 2017. Sulfide resources, which have not been updated since the January 25, 2016 Shahuindo Prefeasibility Study, total 87.7 million tonnes at average grades of 0.71 g/t Au and 21.1 g/t Ag, containing 2.0 million ounces of gold and 59.4 million ounces of silver. All sulfide resources are classified as Inferred Mineral Resources.

The table below shows a summary of the Shahuindo Mineral Resources at January 1, 2017 using cut-off grades for oxide material of 0.15 g/t Au and sulfide material of 0.50 g/t AuEq.

Shahuindo Mineral Resources at January 1, 2017

Material Type	Resource Classification	Tonnes (M)	Au (g/t)	Ag (g/t)	Au Ounces (koz)	Ag Ounces (koz)
Oxide	Measured Mineral Resources	94.4	0.50	6.8	1,518	20,669
	Indicated Mineral Resources	43.7	0.50	6.8	705.3	9,615
	Measured and Indicated Mineral Resources	138.1	0.50	6.8	2,223	30,284
	Inferred Mineral Resources	3.5	0.46	8.3	52.8	938
Sulfide	Inferred Mineral Resources	87.7	0.71	21.1	2,002	59,441

Totals may not sum due to rounding

Oxide resources are reported within a $1,400/oz Au optimized open pit shell.

The sulfide Mineral Resources at Shahuindo are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide resource is reported at a 0.5 AuEq g/t cut-off using metal prices of $1,200/oz gold and $14/oz silver.

The drill data used for the estimate of oxide Mineral Resources and sulfide Mineral Resources includes data from all drilling completed through June 2016 and April 2015, respectively. The drill hole information includes collar location, downhole survey, assay, lithology and oxidation data.

Lithological, oxidation and structural models were created to model the distribution of mineralization to the pertinent geologic domains. Gold mineralization domains were created using a 0.1 g/t Au cut-off; these domains were used as hard boundaries to constrain the grade estimate. Silver values have been estimated inside the gold domains. A suite of other elements were also modeled and estimated into the block model, including sulfur, copper, lead, zinc, arsenic, molybdenum, calcium, total iron, sodium and manganese. The economic contribution of these elements is not material to the project.

Annual Information Form for the Year Ended December 31, 2016	57

MINERAL RESERVE ESTIMATE

The Shahuindo Mineral Reserve estimate has been classified as Proven and Probable, applying applicable mining, metallurgical, economic, permitting, and other relevant factors to the Measured and Indicated Mineral Resources. The Mineral Reserve estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council. The Shahuindo Proven and Probable Mineral Reserves total 110.3 million tonnes of oxide material at average grades of 0.52 g/t Au and 6.8 g/t silver; containing 1.9 million ounces of gold and 24.2 million ounces of silver at cut-off grades of 0.25 g/t Au for 2017 and 2018 planned production and 0.18 gpt Au for production forecasted beyond 2018. Mineral Reserves are inclusive of Mineral Resources. There are no sulfide Mineral Reserves reported. The effective date of the Shahuindo Mineral Reserve is January 1, 2017. The Shahuindo Mineral Reserve estimate is summarized in the table below:

Shahuindo Mineral Reserve at January 1, 2017

Reserve Classification	Tonnes (M)	Au Grade (g/t)	Ag Grade (g/t)	Au Ounces (000s)	Ag Ounces (000s)
Proven Mineral Reserve	78.8	0.52	6.8	1,290	16,760
Probable Mineral Reserve	33.5	0.53	7.0	569	7,477
Proven & Probable Mineral Reserve	110.3	0.52	6.8	1,859	24,238

Totals may not sum due to rounding

Metal prices used for reporting Mineral Reserves are $1,200 per ounce gold and $18 per ounce silver. The Mineral Reserve estimate does not include process recovery factors or plant losses.

The cut-off grade for the Mineral Reserves was calculated from operating costs experienced at the Shahuindo Mine, the estimated metallurgical performance sourced from test work and engineering first principles. Proven and Probable Mineral Reserves include five percent dilution at zero grade and mining losses of two percent. Resources within the mine plan classified as Inferred were considered to have no economic value and have been classified as waste in the mining schedule.

MINING METHODS AND MINE PRODUCTION SCHEDULE

The Shahuindo Mine is an open pit heap leach operation. The mining method used is a conventional drill/blast, shovel and dump truck operation.

The mining schedule at Shahuindo consists of two phases. The first phase entails mining higher grade starter pits providing ROM material to the phase 1 leach pads in 2016 through mid-2018; the average mining rates in 2016 and 2017 are approximately 15,800 tonnes of ore per day and 15,300 tonnes of ore per day, respectively. The second phase of the operation includes increased plant capacity and an additional leach pad. The mining rate in phase 2 increases production to meet the expanded plant capacity of 36,000 tonnes of ore per day, which will require an upgraded mining fleet.

The LOM production schedule from the Shahuindo Prefeasibility Study forecasts the Shahuindo Mine to produce and deliver to the processing facilities a total of 110.9 million tonnes of ore at an average gold grade of 0.53 g/t, and average silver grade of 6.86 g/t. The LOM plan from the Shahuindo Prefeasibility Study is summarized in the table below.

Life of Mine Mining Schedule

	Unit	2016	2017	2018	2019	2020	2021
Ore Tonnes	k tonnes	5,756	5,602	10,289	13,412	13,039	12,352
Au Grade	g/t	0.68	0.54	0.64	0.48	0.48	0.51
Ag Grade	g/t	5.95	5.73	7.24	6.45	7.05	6.47
Waste Tonnes	k tonnes	4,954	4,113	21,835	18,895	19,246	19,893
Strip Ratio	waste:ore	0.86	0.73	2.12	1.41	1.48	1.61
Total Tonnes	k tonnes	10,710	9,715	32,124	32,306	32,285	32,245
Au Mined	k oz	126	97	212	206	200	201
Ag Mined	k oz	905	1,090	2,524	2,741	2,954	2,568

	Unit	2022	2023	2024	2025	Total
Ore Tonnes	k tonnes	16,066	14,405	12,732	7,236	110,890
Au Grade	g/t	0.50	0.59	0.52	0.49	0.53
Ag Grade	g/t	7.79	7.16	6.36	7.30	6.86
Waste Tonnes	k tonnes	16,395	15,922	17,497	11,106	149,855
Strip Ratio	waste:ore	1.02	1.11	1.37	1.53	1.35
Total Tonnes	k tonnes	32,461	30,327	30,230	18,342	260,485
Au Mined	k oz	258	273	215	113	1,900
Ag Mined	k oz	3,599	3,143	2,663	2,246	24,470

58	Tahoe Resources Inc.

PROCESSING

Gold from the Shahuindo Mine is extracted from the ore via heap leach and then processed by carbon-in-column, adsorption-desorption-refining (ADR) operations. The civil and geotechnical design of the leach pads were engineered by Anddes Asociados SAC; the process plant was engineered by Heap Leaching Consulting SAC, both of Lima, Peru.

The start-up production plan for the processing of Shahuindo ore is 10,000 tpd (Phase 1) with processing capacity expanded early in the second half of 2016. Average processing rates in 2016 and 2017 are about 12,200 tonnes of ore per day and 16,500 tonnes of ore per day, respectively. The process plant facilities will be further expanded in Phase 2 to 36,000 tpd. The Phase 2 expansion to be implemented in 2018 will include a crushing and agglomeration circuit that includes a single-stage crusher and screen, cement and lime addition to the fines, agglomeration in belt conveyors and stacking system to place ore onto the leach pad.

The Shahuindo Mine is scheduled to produce a total of 1.5 million ounces of gold and 2.8 million ounces of silver in doré over a ten year period. The table below summarizes the life of mine process plant throughput schedule and ounce production as reported in the Shahuindo Prefeasibility Study.

Life of Mine Process Plant Throughput

	Unit	2017	2018	2019	2020	2021
Heap Leach Process Tonnes	k tonnes	6,022	11,179	13,000	13,039	12,352
Process Au Head Grade	g/t	0.52	0.60	0.48	0.48	0.51
Process Ag Head Grade	g/t	5.63	6.84	6.56	7.05	6.47
Au ounces recovered	k oz	74.1	172.9	161.8	160.0	160.8
Ag ounces recovered	k oz	76.3	294.9	328.9	354.5	308.2
	Unit	2022	2023	2024	2025	Total
Heap Leach Process Tonnes	k tonnes	13,140	13,140	13,140	11,431	110,890
Process Au Head Grade	g/t	0.55	0.62	0.52	0.41	0.53
Process Ag Head Grade	g/t	8.52	7.44	6.30	6.28	6.86
Au ounces recovered	k oz	186.5	209.5	174.5	120.8	1,503.7
Ag ounces recovered	k oz	431.9	377.2	319.6	276.9	2,834.2

INFRASTRUCTURE

The Shahuindo Mine is approximately 25 kilometers by road from the town of Cajabamba and 130 kilometers by road from the town of Cajamarca. Access from Cajamarca is via asphalt-paved highway and gravel and dirt roads.

During Phase 1 operations, power at the site is provided by on-site diesel generation capable of sustaining 1.2 MW of power. In 2018, power will be provided via the National Commercial Grid. The long term power requirement for the Shahuindo Mine is 7.4MW.

All process and domestic water for the operation is currently from an 18,000 cubic meter rainwater run-off collection pond, a series of water wells. Additional process water will be supplied from pit dewatering.

At the effective date of the Shahuindo Prefeasibility Study, buildings required for the initial start-up were in place and tailored for Phase 1 production. Some of the infrastructure from Phase 1 will be upgraded before Phase 2 production commences.

CLOSURE

The entire facility was designed with closure in mind to the greatest extent practicable. The facilities are designed and operated to minimize the footprints and areas of disturbance and utilize the most advanced planning and reclamation techniques available. The disturbance footprint of Shahuindo Mine site is approximately 1,348 Ha. Reclamation will commence as soon as practical during operations by placing salvaged topsoil on outer slopes and encouraging vegetation.

CAPITAL AND OPERATING COSTS

The operating costs for the Shahuindo Mine were calculated for each year during the life of mine using the forecasted annual production tonnages. The mining, processing and site general and administration (G&A) costs were derived from first principals, or based on operating costs experienced at Tahoe’s La Arena Mine which is comparable to the Shahuindo Mine.

The table below includes the summary of the anticipated life-of-mine costs as presented in the Shahuindo Prefeasibility Study.

Annual Information Form for the Year Ended December 31, 2016	59

Operating Cost Summary

Operating Cost	Value
Mining Cost ($/tonne mined)	$1.91
Mining Cost ($/ore tonne mined)	$4.50
Process Plant Operating Cost ($/tonne processed)	$2.55
General Administration ($/tonne processed)	$2.23

*includes $1.42/tonne ore for crushing and agglomeration beginning in 2018

The capital expenditure requirement for the Shahuindo Mine is $320.3 million beginning on January 1, 2016. This includes construction capital of $179.6 million and $140.7 million in sustaining capital. Capital expenditures incurred prior to January 1, 2016 were considered as ‘sunk’ costs.

The project capital as presented in the Shahuindo Prefeasibility Study is summarized in the table below. The total project capital carried in the financial model for new construction is expended over a three year period.

Project Capital

Project Capital	$ (millions)
Mining	$27.5
Process Plant	$105.6
Other	$46.6
Total	$179.6

Construction of the mine camp, offices, commissary and other ancillary facilities are complete and currently in use. Project capital includes construction of the second leach pad (pad 2A), which was completed in Q4 2016. The solution canal connecting pad 2A to the existing pad was completed in Q3 2016. Construction of the life-of-mine waste dump facility platform and foundation is in progress as is preparation for additional haul roads.

Engineering for the 12,000 tpd crushing and agglomeration circuit has been completed; equipment fabrication and procurement is ongoing with initial equipment deliveries to the site beginning in Q4 2016. Site layout definition, earthworks and civil works engineering are complete. The Company completed the permitting process for the 12,000 tpd operation during Q1 2017, with commissioning of the circuit anticipated in Q3 2017.

ECONOMIC ANALYSIS

The Shahuindo Mine economic analysis presented in the Shahuindo Prefeasibility Study indicates that the project has an IRR of 40.6% with a payback period of 4.1 years after taxes and an after-tax NPV using a five percent discount rate (NPV5) of $318.9M after taxes.

Sensitivity analyses were conducted using changes in metal prices, operating cost, initial capital, and recovery; the results of which are summarized in the table below. Changes to metal prices have the greatest impact on the NPV and IRR of the project.

Sensitivity Analysis – NPV and IRR after Taxes (All Values in $000s)

Variable	Change	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
Change in Metal Prices	+20%	$723,045	$508,619	$362,690	67.7%	3.3
	+10%	$597,309	$413,960	$289,289	53.1%	3.6
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$342,701	$221,333	$139,143	29.0%	4.8
	-20%	$202,022	$113,741	$54,457	17.1%	6.1
Change in Operating Cost	+20%	$348,725	$225,158	$141,508	29.0%	4.9
	+10%	$411,022	$273,026	$179,417	34.8%	4.4
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$530,361	$363,820	$250,632	46.7%	3.8
	-20%	$588,728	$407,955	$285,031	53.1%	3.6
Change in Total Capital	+20%	$409,200	$263,661	$165,625	29.1%	4.8
	+10%	$440,142	$291,213	$190,477	34.2%	4.5
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$502,354	$346,596	$240,419	49.0%	3.7
	-20%	$533,592	$374,233	$265,224	60.2%	3.4

60	Tahoe Resources Inc.

Variable	Change	NPV @ 0%	NPV @ 5%	NPV @ 10%	IRR%	Payback
Change in Metal Recovery	2%	$508,599	$347,156	$237,466	44.2%	3.9
	1%	$489,905	$333,014	$226,443	42.4%	4.0
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-1%	$452,456	$304,682	$204,358	38.9%	4.2
	-2%	$433,662	$290,459	$193,265	37.2%	4.3

SHAHUINDO FINANCIAL MODEL

The life of mine base case assumptions for the Shahuindo financial model are summarized in the table below:

LOM Base Case Summary - Assumptions

Production Statistics	Base Case
Mine
Ore (ktonnes)	110,890
Gold Grade (g/t)	0.53
Silver Grade (g/t)	6.86
Contained Gold (kozs)	1,900
Contained Silver (kozs)	24,470
Waste (ktonnes)	149,855
Total Tonnes Mined (ktonnes)	260,745
Processing
Ore Placed on Pad (ktonnes)	110,890
Gold Production (kozs recovered)	1,504
Silver Production (kozs recovered)	2,834
Gold Recovery	79%
Silver Recovery	12%
Revenues, Capital Cost & Operating Cost
Revenues ($000)	$2,110,507
Project Capital ($000)	$179,629
Sustaining Capital ($000)	$140,676
Mining Cost ($/tonne mined)	$1.91
Mining Cost ($/ore tonne mined)	$4.50
Process Plant Operating Cost ($/tonne processed)	$2.55
General Administration ($/tonne processed)	$2.23
Treatment & Transportation Charges ($/tonne processed)	$0.06
Total Operating Cost ($/tonne processed)	$9.28
Economic Indicators before Taxes
NPV @ 0% ($000)	$667,385
NPV @ 5% ($000)	$462,203
NPV @ 10% ($000)	$322,836
Economic Indicators after Taxes
NPV @ 0% ($000)	$471,200
NPV @ 5% ($000)	$318,863
NPV @ 10% ($000)	$215,413
IRR	40.6%
Payback (yrs)	4.1

CONCLUSIONS AND RECOMMENDATIONS

The results of this study demonstrate that:

1.	The Shahuindo Mine is economically viable from January 1, 2016 through to the end of the estimated mine life, supporting the declaration of Proven and Probable Mineral Reserves;

Annual Information Form for the Year Ended December 31, 2016	61

2.

The Shahuindo mining strategy consists of two phases. The first phase will process ROM ore at an initial rate of 10,000 tonnes of ore per day, ramping up to an average of 12,200 tonnes of ore per day in 2016 and 16,500 tonnes of ore per day in 2017; the second phase will include a crushing and agglomeration circuit that will increase production to 36,000 tpd. The phased approach enables gold production as soon as possible with minimal capital expenditure, generating cash flow early in the project;

3.

The results of laboratory testing program indicate excellent gold recoveries at both ROM and moderate crush sizes with low to moderate reagent requirements, implying amenability to heap leaching. Silver recoveries are generally low; and

4.

The Shahuindo district holds excellent opportunities for further discovery and definition of additional oxide and sulfide mineralized bodies that have potential to increase the resource base at Shahuindo.

After reaching commercial production, the Shahuindo Prefeasibility Study recommends the Company systematically evaluate mining, processing and other surface operations to optimize processes and procedures and reduce capital and operating costs. Examples include the following trade-off studies to evaluate:

5.	the potential to reduce or eliminate the requirement for the crushing and or agglomeration circuit, and the impact to metal recoveries;

6.	the economic benefit of implementing a secondary crushing circuit to increase recovery;

7.	the potential to increase the overall slope angle of the pit to increase the NPV of the project through further geotechnical and hydrogeological analyses; and

8.	the potential to reduce operating costs by evaluating the suitability by backfilling mined waste rock into the pit.

THE BELL CREEK COMPLEX

The Bell Creek Complex, which includes the Bell Creek Mine and the Bell Creek Mill, was acquired by Tahoe on April 1, 2016 as part of Tahoe’s acquisition of Lake Shore. Information relating to the Bell Creek Complex, including Mineral Resources and Mineral Reserves as at January 1, 2017, is set out below. The information in this section is supported by a technical report prepared for Lake Shore in compliance with NI 43-101 entitled “NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015 (the “Bell Creek Technical Report.”)

Technical information in this AIF relating to updates to the Bell Creek Complex disclosure since the date of the Bell Creek Technical Report has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101.

RECENT ACTIVITIES AT THE BELL CREEK MINE

On May 3, 2016, the Board of Directors of Tahoe approved the Bell Creek Shaft Project (the “Shaft Project”). The Shaft Project, which is expected to be completed in mid-2018, will extend the shaft from approximately 300 metres currently to the 1080 metre level elevation, and equip the shaft to hoist ore and waste. The project is being completed to increase production, lower unit costs, extend mine life and allow for accelerated delineation of the deep resources as well as exploration at depth. The Shaft Project is anticipated to cost approximately $80 million.

The Shaft Project achieved significant progress in 2016. Mobile equipment was received and lateral development on the first two of five horizons was completed. Vertical development commenced from the 535 metre level towards the 300 metre level via mechanized raise climbing method. The existing, dormant hoisting plant was audited, yielding only minor deficiencies. Repairs to the plant have been completed and the hoist is ready to support rehabilitation of the existing shaft. Engineering and procurement is progressing on schedule. Site infrastructure work has also commenced in preparation for the civil works around the new hoisting plant and electrical substation footprint.

Construction of the Phase 4 North tailings facility expansion at the Bell Creek Mill was completed at the end of Q3 2016.

In November 2016, Lake Shore signed an IBA relating to the Bell Creek Mine and surrounding properties with the Mattagami, Wahgoshig, Matachewan and Flying Post First Nation communities in the Timmins area of Northern Ontario. The IBA establishes a framework for continued consultation relating to the Company’s existing and future operations in and around Timmins, and provides long-term financial benefits to the four First Nations communities as well as opportunities in such areas as new business ventures, employment, training and education.

The 2016 exploration program at the Bell Creek Complex focused on drilling extensions of the NA, NA2 and HW6 veins as well as extending resources to depth at the Schumacher and Vogel properties east of the Bell Creek Mine. Results of the 2016 exploration programs as they relate to Bell Creek are discussed under “Exploration” below.

PROJECT DESCRIPTION, LOCATION AND ACCESS

The Bell Creek Mine property comprises 12 patent claims and two patents covering a total area of approximately 320 hectares (ha). All claims are either patented or leased mineral claims or patented veteran lots (vet lots) and remain valid in perpetuity as long as the annual taxes remain paid in full. The Schumacher property is a Boer War Vet lot with an area of approximately 64 ha. It is bounded to the west by Bell Creek and to the east by the Vogel property.

62	Tahoe Resources Inc.

To maintain these claims in good standing, yearly lease rents and land tenant taxes are required to be paid for the leased claims, while land taxes and municipal taxes are required for the “vet” lots. Of the 12 leased claims, eight are due for renewal on September 30, 2025 with the remaining four due for renewal on September 30, 2027.

The Bell Creek Mine property is located in Hoyle Township, Porcupine Mining Division, approximately 20 km by road, northeast of Timmins, Ontario. Access to the property is gained via Florence Street, a 6.7 km long all-weather asphalt and gravel road north of Ontario Provincial Highway 101. The project is situated approximately 564 km north-northwest of Toronto, Ontario.

The project comprises Bell Creek Deposit, mine infrastructure including shaft, ramp, Bell Creek Mill, tailing facilities as well as office, warehouse, and dry facilities. All–weather road access and electrical power transmission lines are established and operational to Bell Creek Mine. The Bell Creek Mine area, and the City of Timmins experience a Continental Climate with an average mean temperature range of -16.8°C (January) to +17.5°C (July) and annual precipitation of approximately 834.6mm.

A map showing the location and access to the Bell Creek Mine Property is provided under the heading “Timmins West Mine – Project Description, Location, Access and Infrastructure”.

HISTORY

Historical records indicate that gold was discovered in the Timmins area in the early part of the twentieth century. However, it was only with increased access to the region following the development of rail infrastructure in the 1900s that world class deposits were found near the Porcupine and Nighthawk Lakes. The Vipond, Dome, and Hollinger Mines were discovered in 1909.

Gold mineralization was first discovered on the Bell Creek property through a joint venture between Rosario and Dupont between 1980 and 1982. Between 1986 and 1991, Canamax Resources Inc. explored and developed the Bell Creek Mine. Falconbridge operated the mine between 1991 and 1992, followed by Kinross in 1993 and 1994 when mining operations ceased. The mine was kept on care and maintenance until 2001, when a decision was made to allow the underground workings to flood.

In 2002, the Porcupine Joint Venture, a joint venture between Placer Dome Canada Ltd. (“Placer”) and Kinross, was formed and in 2005 the property was reactivated. Goldcorp acquired Placer’s interest later that year and became the operator of the Porcupine Joint Venture. Acquisition of the property by Lake Shore was finalized on December 18, 2007.

In November 2005, Lake Shore signed a 20-year lease agreement securing a leasehold interest in the surface and mining rights on the Schumacher property. The lease is renewable for an additional 20-year term. Acquisition of the Bell Creek claims by Lake Shore from the previous owner, PJV, was finalized on December 18, 2007. The two “northern claims” were acquired by Lake Shore from the previous owner in December 2009.

On January 1, 2012 Lake Shore announced the Bell Creek Mine to be in commercial production. On April 1, 2016, Tahoe acquired the Bell Creek Mine as a result of its acquisition of Lake Shore.

MINERAL TENURE, SURFACE RIGHTS AND ROYALTIES

In November 2005, Lake Shore signed a 20-year lease agreement giving it a leasehold interest in the surface and mining rights on the Schumacher property. The lease is renewable for another 20-year term. The property is a Boer War Vet Lot and, as such, is a freehold patent with both surface and mining rights (granted by the Crown before May 6, 1913). It is bounded to the west by Bell Creek and the east by the Vogel property. Lake Shore is required to make an annual advanced royalty payment of CAD$25K in years four to six of the lease and CAD$50K thereafter (indexed to inflation) and to pay a 2% NSR once commercial production begins (internal company documents).

On January 31, 2007, Lake Shore entered into an agreement with Goldcorp, manager of the Porcupine Joint Venture, to acquire the Bell Creek Mine. The acquisition was finalized on December 18, 2007. The agreement was subject to a 2% NSR royalty payable to the Porcupine Joint Venture comprised of Goldcorp and Kinross. Kinross subsequently assigned its rights under the agreement to Goldcorp, and in July 2016 Tahoe acquired this 2% NSR royalty from Goldcorp. Underlying royalty agreements affect some of the Bell Creek claims including two agreements with net profit interests that can be purchased outright for relatively small amounts.

The two “northern claims” were acquired from Goldcorp in 2009 as part of the “Bell Creek West” acquisition. These claims are both Boer War Vet lots, located in a surveyed township and as such have fixed boundaries for an area of approximately 64 ha. These claims are subject to various royalties.

PERMITS

The required permits and approvals for operations at the Bell Creek Mine have been acquired. These include the following Provincial Permits and Federal Permits: Ministry of Northern Development and Mines (“MNDM”); Ministry of the Environment (“MOE”); Ministry of Natural Resources (MNR); Ministry of Transportation (MTO); Technical Standards and Safety Authority (“TSSA”); Ministry of Labour (“MOL”); Occupational Health and Safety; Explosives; Notification of Commencement of Construction and Operation; Department of Fisheries and Oceans Canada (“DFO”); Natural Resources Canada (“NR CAN”) – Explosives Regulatory Division (“ERD”); and Environment Canada (“EC”).

Annual Information Form for the Year Ended December 31, 2016	63

ENVIRONMENT

Water management and protection of the natural environment surrounding the Bell Creek Complex were recognized from the onset of the project as primary environmental concerns.

All construction and works conducted at Bell Creek passes through extensive screening by both Lake Shore staff and a third party consultant to minimize impact to Bell Creek and best manage water and air releases as per Lake Shore’s operating permits. Detailed engineering reports assist staff in managing the above mentioned concerns from the site.

The development of the mine will create a disturbance footprint on the terrestrial environment. Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern. The Closure Plan will reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e. forestry) resulting in limited long-term impact to the area.

Environmental monitoring will be conducted in accordance with regulatory requirements. The monitoring program will be compiled in a database to assure compliance with all regulations.

GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPES

The Bell Creek deposit is located in the western part of the Archean aged Southern Abitibi Greenstone Belt, a supracrustal complex of moderately to highly deformed, usually greenschist facies, volcanic-dominated oceanic assemblages that are approximately 2.7 million years in age. Supracrustal rocks in the Timmins region are assigned as members of seven volcanic and two sedimentary assemblages within the Western Abitibi Subprovince of the Superior Province. Intrusions were emplaced during the Archean and Proterozoic eons.

The Bell Creek property is underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages. The metavolcanic portion of the stratigraphy represents the lower portion of the Tisdale Group, with the ultramafic metavolcanic rocks belonging to the Hershey Lake Formation (Brisbin, 1997) or Pyke’s (1982) lowermost unit, Formation IV. The mafic metavolcanic variolitic and iron tholeiitic flow units are interpreted as being characteristic of Pyke’s (1982) middle unit, Formation V. The Krist Formation, Pyke’s upper unit, is absent from Hoyle Township (Berger, 1998). The lithologies generally strike east-west, to west-northwest, and are steeply dipping.

In the Porcupine Camp, gold-bearing structures most commonly form in relatively competent volcanics intruded by felsic porphyry stocks and dykes prior to the deposition of the Timiskaming assemblages. Porphyries dating from 2691 ± 3 Ma to 2688 ± 2 Ma intruded the already folded and faulted greenstone sequences and initiated the mesothermal systems with the formation of associated albitites. Observations of pyrrhotite and gold-mineralized clasts at both Pamour and Dome mines within Timiskaming conglomerates suggest a prolonged gold deposition event from the creation of the steep south dipping DPFZ up to the latest episode of crustal stabilization.

Fracture intensity and alteration increase toward mineralized zones. Alteration consists of bulk and fracture-controlled sericite, Fe-dolomite to ankerite, quartz, and dark green to black chlorite. Microfractures contain late chlorite and carbonate veinlets. Distal carbonatization, resulting in grey carbonate zones, is quite common.

Gold mineralization in the Bell Creek area has been described as occurring along selvages of quartz veins and wall rocks, in stylolitic fractures in quartz veins, in fine grained pyrite, and in association with amorphous carbon. High grade gold mineralization occurs within quartz veins contained in alteration zones. The alteration zones are characterized by carbonate, graphitic and amorphous carbon, fine grained pyrite, sericite, and/or paragonite and are enriched in Au, As, Bi, and W. This style of alteration is referred to by mine geologists as “grey zones” and is an exploration target in Hoyle Township.

EXPLORATION

Diamond drilling in the general vicinity of the Bell Creek deposit was conducted by several entities with the first recorded drill hole assessment work filed in 1940. Documented drill records began with the Rosario Resources Canada Ltd. in 1978. Historic drilling completed prior to the acquisition by Lake Shore is reported to consist of 73,294 metres in 546 holes.

Below is a summary of historic drill programs completed prior to Lake Shore at Bell Creek:

•	1978-1981 (Rosario): North to South oriented drill holes throughout the district. No drill holes collared within 1,000 metres of future mine workings;

•	1982-1990 (Amax and Canamax): surface drilling at 30 metre centres on a north south oriented grid presently referred to as the Bell Creek Mine grid;

•	1988-1991 (Canamax): underground diamond drilling;

•	1991-1994 (Falconbridge): underground drilling;

Since acquiring the property in 2007 Lake Share has conducted the following exploration drilling:

64	Tahoe Resources Inc.

Bell Creek Surface and Underground Exploration

Year	Number of Holes	Metres (m)
2008	44	25,199
2009	112	50,703
2010	53	27,798
2011	53	31,067
2012	11	3,318
2013	0	0
2014	0	0
2015	16	10,617
2016	53	16,604
TOTAL	342	165,305

Diamond drilling has identified 16 mineralized zones (14 sub-parallel and two splay zones) that comprise the North A and North B vein systems which extend from surface to a vertical depth of approximately 1,700 metres. Mineralization remains open down plunge and to the east at depth.

Since acquiring the project in 2005 Lake Shore’s exploration work has focused on delineating, defining and extending the mineralization contained within the North A and North B zones which were previously identified or mined. Initial exploration activity led to the preparation of NI 43-101-compliant Mineral Resource estimate in 2010.

2016

Exploration at the Bell Creek Complex in 2016 focused on the NA/NA2 zones, the two largest resource blocks at the Bell Creek Mine, and the HW6 zone, a new structure discovered in late 2015 near the west limit of the mine. Drilling successfully extended the NA/NA2 Zones a minimum of 30 metres to the east and to depth. Drilling of the HW6 Zone extended mineralization a minimum of 60 metres down dip that remains open to depth.

Surface drilling at the Bell Creek Complex also focused on extending resources to depth at the Schumacher and Vogel properties east of the Bell Creek Mine. The program identified mineralization approximately 250 metres below the current Vogel resource and 1.0 km east of the Bell Creek 760 Level. The deep Vogel extension remains open to the east and to depth and will be the focus of additional drilling in 2017.

Exploration at Bell Creek in 2017 is planned to extend known mineralization and grow the current Inferred and Indicated Mineral Resource base as well as to further define Vogel deep extensions.

SAMPLING, ANALYSIS AND DATA VERIFICATION

Sample handling procedures are not available for companies operating at Bell Creek prior to Lake Shore but it is believed to be suitable for use in Mineral Resource estimation. Procedures and practices employed by Lake Shore since acquiring the property conform to or exceed industry standards. Lake Shore’s procedures are described below:

For both surface and underground drill samples a secure chain of custody follows diamond drill core from the drill though analysis with the return of sample pulps to a locked on site storage facility. Unannounced visits to the drill sites are made to ensure safety, good working practices, and drill core security.

The diamond drill contractors secure the drill core boxes at the drill site and deliver them to the core logging facilities located at Lake Shore’s exploration office in Timmins, Ontario. Lake Shore personnel then check and label boxes and core blocks with hole number, box number, and footage and prepare a summary log.

The core is then logged by a geologist entering data directly into Drill Logger software developed by Geovia GEMS describing geology, structure, alteration, and mineralization. Intervals to be sampled are indicated by the geologist, sample tags are inserted, rock quality designation measurements and photographs are taken, and the log is printed, reviewed, and edited. The core is then given to a trained and supervised technician for sampling. The core is split by trained Lake Shore technicians using a diamond saw. One half of the core is placed in a plastic sample bag and the remaining half is returned to the core box. Lake Shore uses sequentially numbered triplicate sample tags. One portion of the tag goes in the sample bag along with the split half of the sample, one portion of the tag is stapled into the core box at the end of the sample interval, and the third stays in the sample book for archiving. Once the sampling is completed, all drill core is stored in racks or square piled in a secure compound at the core logging facilities or at the Timmins West Mine compound.

The analytical samples are enclosed within sealed shipping bags, are transferred into larger shipping bins, and are directly delivered to the selected analytical labs by Lake Shore employees. The lab employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore’s office for reference and filing. The return assay results are processed by the database manager and are reviewed by Professional Geoscientists. Data is made available for viewing by authorized members of the Lake Shore geological and management staff.

Annual Information Form for the Year Ended December 31, 2016	65

All samples are analyzed for gold at various independent laboratories using fire assay with an atomic absorption finish, except for samples sent to SGS Labs, which provided an ICP finish. For samples that return a value greater than 3.0 g/t Au (changed to greater than 10 g/t Au on March 15th, 2011), another aliquot from the same pulp is taken and Fire Assayed (“FA”) with a gravimetric finish. Occasionally for samples which may include visible gold analysis is requested to be completed using a pulp metallic method. In reporting assay results, the protocol utilized by Lake Shore stipulates that Metallic Assay results override FA with a gravimetric finish, which in turn overrides FA with an atomic absorption or ICP finish.

Drill core obtained from underground drill programs is subjected to the core handling and logging procedures as the core from the surface programs with some exceptions. Due to the density of drilling and the large amount of core being generated by the underground programs, most holes are whole core sampled. Select exploration holes are retained for future reference with core being cut and sampled as per the normal Lake Shore process.

Lake Shore’s QA/QC program involves inserting one blank, one CRM standard and one pulp duplicate in the sample stream. Prior to June 2012 the QA/QC material was inserted for every 20 to 25 samples submitted for analysis, post June 2012 the process was changed, inserting the QA/QC samples for every 40 core samples. Drill core from a local, barren diabase dyke is used as a blank sample medium. ALS has been instructed to take one reject duplicate after every 25 samples processed.

The QA/QC results are reviewed by one of the QPs on a routine basis.

MINERAL PROCESSING AND METALLURGICAL TESTING

Prior to 2011, metallurgical testing on Bell Creek mineralization had not been completed by Lake Shore. Reliance had been placed on historical test work conducted prior to the construction of the Bell Creek Mill and on historical milling experience.

Metallurgical testing on Bell Creek mineralization was first completed for Canamax in 1983 by Lakefield Research of Canada Ltd.

Test work was conducted on four samples and included mineral characterization (head assays, emission specifics, specific gravity determination, gold occurrence test), trial grinds, flotation tests, and cyanidation of the ore. A fifth sample was used for settling and filtration tests.

The Bell Creek Mill Phase 1 expansion was completed in October 2010. Phase 2 of the mill expansion was completed during the third quarter of 2013. Prior to launching the Phase 2 expansion project, more comprehensive test work was completed involving seven companies. Overall, the combination of Lake Shore’s operating history and the extensive amount of test work conducted provides confidence that the process design and equipment selection will result in achieving the targeted recovery and throughput levels.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Lake Shore has prepared an updated Mineral Resource estimate for the Bell Creek deposit with an effective date of January 1, 2017. The estimate is based on both historic diamond drilling and drilling completed by Lake Shore. The Mineral Resource estimate for the Bell Creek Mine occurs within sixteen mineralized domains of which four, the North A, North A2, North B and North B2, account for 91% of the total ounce content. The bulk of this mineralization is centered about section 5950 E between 975 metre elevation and 1375 metre elevation.

The updated Mineral Resource estimate at Bell Creek includes 4.4 million tonnes at an average gold grade of 4.4 gpt for 618.9 thousand ounces of gold in the Measured and Indicated categories and 4.2 million tonnes at an average gold grade of 4.4 gpt for 586.6 thousand ounces of gold in the Inferred category. Mineral Resources are reported using gold cut-off grade of 2.2 g/t.

MINERAL RESOURCES

Mineral Resources reported for the Bell Creek deposit at January 1, 2017 were estimated by subtracting mining depletion from June through October 2016 and forecasted production from November through December of 2016 from an updated resource model completed at the end of May 2017.

Bell Creek Mineral Resources at January 1, 2017

Classification	Tonnes (M)	Au g/t	Au Ounces (000s)
Measured	0.3	4.18	40
Indicated	4.1	4.43	579
Measured & Indicated	4.4	4.41	619
Inferred	4.2	4.38	587

Totals may not sum due to rounding

66	Tahoe Resources Inc.

MINERAL RESERVES

Proven and Probable Mineral Reserves at the Bell Creek mine at January 1, 2017 are estimated at 1.8 million tonnes at an average gold grade of 4.4 g/t for 245.1 thousand ounces of gold using a gold cut-off grade of 2.2 g/t.

Bell Creek Mine Mineral Reserves at January 1, 2017

Classification	Tonnes (M)	Au g/t	Au Ounces (000s)
Proven	0.1	4.21	16
Probable	1.6	4.36	229
Proven & Probable	1.8	4.35	245

Totals may not sum due to rounding

Mineral Reserves were calculated by applying a revised mine plan to the updated Mineral Resource model using a gold price of $1,250/oz. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the Mineral Resource model using operating costs of $81.35 per tonne ore with 95% mining recovery, external dilution of 14% and metallurgical recovery of 94.5% . Mineral Resources are inclusive of Mineral Reserves.

The calculation of Mineral Resources and Mineral Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, none of which are considered to have the potential to affect materially the operation of the Bell Creek Mine. The Mineral Resource and Mineral Reserve estimates may be materially impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.

MINING OPERATIONS

The primary access at the Bell Creek Mine is via the existing portal and main ramp from surface. The main ramp is 5 metres wide x 5 metres high and currently extends to the 895L. All active production levels in the mine will be accessed via the ramp (i.e. no captive levels) and personnel, materials, and ore and waste rock will be transferred via the ramp. Secondary access/egress to/from the underground to surface will be via the existing manway in the shaft. Below the existing access to the shaft at the 240L station, the main ramp and internal raises equipped with escapeways will provide two access routes to the 240L.

The Shaft Project is expected to be completed mid-2018, with commissioning of the facility in the second half of 2018, and will extend the shaft from approximately 300 metres depth to the 1080 metre level elevation. The shaft will be equipped to hoist both ore and waste. The project is being completed to increase production, lower unit costs, extend mine life and allow for accelerated delineation of the deep resources as well as exploration at depth.

Narrow vein longitudinal longhole stoping with delayed unconsolidated rock fill has been the primary mining method used to date at the Bell Creek Mine. In current active mining areas, sublevels have been established at 15 to 20 metre vertical intervals (floor to floor) and this sublevel spacing will be maintained for remaining sublevels to the 1165L. On each sublevel, the resource will generally be accessed near the centre (along strike) and stope undercut and overcut sills developed to the east and west extents. Stope lengths will generally be 20 metres along strike; however, stopes abutting waste or low grade material may be marginally longer or shorter to optimize recovery. Longitudinal mining will retreat from the furthest stope from the access, toward the initial access point.

The resource is being mined “top down” in blocks as ramp development advances to depth. To maintain steady production rates, a mining front is generally established at every third sublevel (i.e. 45 to 60 metre high blocks). Where a stope will be mined up to a previously mined stope in the block above, sill pillar recovery will be required. Sill pillar recovery will require working on top of backfill and mining uppers stopes, leaving a permanent sill pillar (1:1.25 pillar width to pillar height ratio) in place below the stope above to contain the unconsolidated rock fill. The uppers stopes will not be backfilled, and 3 metre thick rib pillars will be left to support the hanging wall (and footwall) between stopes.

Two sources of dilution have been considered in establishing the Bell Creek Mine reserves. Planned dilution includes low grade material and/or waste rock that will be mined and will not be segregated from the ore. Sources of planned dilution include:

•	Waste rock or low grade material that is drilled and blasted within the drift profile of ore sills and the overall grade of the “muck” justifies delivery to the mill.

•	• Waste rock or low grade material within the confines of the stope limits. This includes internal waste pockets and footwall and/or hanging wall rock that has been drilled and blasted to maximize ore recovery and/or maintain favourable wall geometry for stability.

Unplanned dilution includes low grade resource, waste rock, and/or backfill from outside the planned drift profile or stope limits that overbreaks or sloughs and is mucked with the ore and delivered to the mill. Unplanned dilution has been calculated for each stope based on the local stope dimensions and geometry.

Based on the March 27, 2015 technical report for the Bell Creek Mine, production will average 850 tpd in Year 1 and slowly begin to increase to 1,000 tpd by Year 4 while capital and operating development activities continue. New mining blocks developed are expected to contain more tonnes than previously mined blocks, providing an opportunity to bring multiple blocks in production simultaneously. In Year 5 through Year 7, development activities will reduce and development personnel and equipment will transition to support production activities.

Annual Information Form for the Year Ended December 31, 2016	67

The existing development, production, and auxiliary underground equipment fleet will continue to be used, with 50 tonne capacity underground haul trucks added to the fleet to support hauling from deeper in the mine.

Ventilation requirements have been estimated based on providing 0.06 cubic metres per second (cms) of fresh air per kilowatt (kW) of mobile equipment diesel power (including factors for availability and utilization), for the equipment anticipated to be operating.

The Bell Creek Mine is well positioned in the established Timmins mining district. Consumable materials and external services required to support the mining operation will continue to be sourced from local businesses or from other nearby mining centres. A number of contracts have been established to support current site activities and these will be amended as required to meet production demands.

The site has existing health and safety programs in place as required by the Ontario Occupational Health and Safety Act and Regulations for Mines and Mining Plants. There is an existing Joint Health and Safety Committee and Mine Rescue Team and training facilities.

PROCESSING AND RECOVERY OPERATIONS

Ore from the Bell Creek Mine is milled exclusively at the Bell Creek Mill located approximately 6.7 kms north of Highway 101 in South Porcupine, Ontario. The processing plant consists of a one stage crushing circuit, ore storage dome, one-stage grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry with CIL and CIP recovery. Ore from the Timmins West Mine is also trucked to the Bell Creek Milling facility for processing. Throughput at the Bell Creek process plant averaged just above 3,400 tpd in 2016

The Bell Creek Mill was established as a conventional gold processing plant utilizing cyanidation with gravity and CIP recovery. Between 1987 and 1994 the mill processed 576,017 short tonnes of Bell Creek ore grading 0.196 ounce per short tonne Au (112,739 recovered ounces). The historical gold recovery was approximately 93 percent. Additional tonnage from the Marlhill Mine, Owl Creek open pit, and Hoyle Pond Mine was processed prior to the mill being placed on care and maintenance in 2002. During this period several improvements and additions were implemented to increase tonnage throughput from the original 350 tpd to 1,500 tpd. Lake Shore purchased the mill in 2008 and re-commissioned the mill for operation in 2009 at 1,000 tpd. The mill was expanded to 2,000 tpd in the fourth quarter of 2010 and was further expanded to 2,500 tpd in 2011. Phase 2 of the mill expansion (increasing throughput capacity to 3,300 tpd) was completed in the third quarter of 2013.

Ore from the Bell Creek Mine is dumped directly onto a 16” by 16” grizzly at the truck dump and a remote controlled rockbreaker is used to break up the oversized material. The ore is fed with an apron feeder to a series of conveyors reporting to a scalping grizzly feeder in the crushing building. The openings between the fingers on the grizzly feeder are 3.5”, with the oversize reporting to a 44” x 34” C110HD Metso jaw crusher. The jaw crusher is set to a closed side setting of 4”. The discharge from the crusher is combined with the -3.5” material from the grizzly feeder and conveyed to the ore storage dome. The dome has a 20,000MT storage capacity, 6,000MT of which is live. Three apron feeders pull ore from the dome and convey it to the SAG mill building.

The grinding circuit consists of one 22’ diameter by 36.5’ length low aspect ratio Metso SAG mill and is powered by twin 6,250 hp (4,600 kW) motors. The SAG mill is a repurposed ball mill converted to a SAG by installing ½” grates and a trommel with ¾” openings. Oversize from the trommel reports to a collection bin which is fed back into the SAG mill feed chute. Undersize from the trommel reports to a pumpbox which feeds a cyclopac equipped with 6 outlets. Four of the outlets are fitted with 20” Krebs gMAX cyclones, and the other two outlets are capped and available for possible future expansion. The SAG cyclone overflow reports to the thickener feed box and the underflow reports back to the SAG mill. A portion of the cyclone underflow is fed to a 30” Knelson. Knelson concentrate is collected in a hopper and is pumped daily to the refinery for further treatment, while the Knelson tails flow by gravity back to the SAG mill. Target grind is 80% passing 200 mesh.

Flocculent is added to the cyclone overflow and is pumped to a 20 meter diameter thickener. The slurry from the cyclones is 25-35% solids by weight with the thickener underflow at 55% solids by weight. The thickener overflow water is pumped to the process water tank and reused in the grinding process. The thickener underflow slurry is pumped to the leach circuit. The leach circuit consists of five agitated tanks in series with a total volume of 1,940 cubic meters. Pure oxygen is sparged into the first three leach tanks to passivate the contained pyrrhotite in the ore, as well to maintain a target dissolved oxygen level, which is required for efficient gold dissolution in cyanide. Cyanide is then added to leach tank #4, or #5.

There are three carbon-in-leach (“CIL”) tanks equipped with Kemix screens having a total volume of 7,500 cubic meters. The first tank (CIL #5) operates without carbon, so it is essentially a leach tank. The second (CIL #2) and third (CIL #1) tanks contain roughly 8 grams of carbon per liter of slurry. The circuit will reach equilibrium for loading of the carbon with the grade of the loaded carbon in the range of 2,500 to 4,500 grams per tonne. Loaded carbon is pumped from CIL #2, screened, washed, and then transferred to the loaded carbon tank. Carbon in the CIP and CIL tanks is advanced counter-current to the flow of slurry in the circuits.

The slurry from CIL #1 tank reports to the carbon-in-pulp (“CIP”) circuit, and is split into two trains of three CIP tanks in parallel with approximately 45 grams of carbon per liter of slurry. Recovery of the gold from the carbon is a batch process with carbon being stripped at a rate of 3.5 tonnes per batch. The turnaround time between batches is 24 hours. Carbon can be cleaned with acid, reactivated with the kiln and reused in the circuit.

68	Tahoe Resources Inc.

The loaded solution from the strip circuit is passed through two electro-winning cells in the refinery. The gold collects on the cathodes in a sludge form. The cells are washed weekly and the sludge is collected in filter bags and dried. The dried sludge is then mixed with reagents and melted in the induction furnace. Gold bullion bars are poured when the melt is completed.

The gravity gold material collected from the Knelson concentrator is transferred to the refinery and a gravity table is used to increase the gold content. The concentrate is then dried, reagents are added and the material is melted in the induction furnace. The gravity concentrate and the CIP gold sludge are melted separately due to the differing amounts of reagents used in each, and to more accurately determine recoveries in each circuit.

Processing results of Bell Creek Mine ore at the Bell Creek Mill in 2016 are shown in the table below.

BELL CREEK MINE MATERIAL PROCESSED IN 2016

Tonnes Processed (000s)	Au Grade (gt)	Recovery
319.3	4.31	94.5%

TAILINGS FACILITY

The Bell Creek tailings facility (“BCTF”) is part of the Bell Creek Complex and is located west of the Bell Creek Mill. The facility, covers an area of approximately 147 ha, and includes three tailings cells, two clear water ponds, an effluent treatment plant and sludge settling pond, and north and south diversion ditches Tailings are pumped in a conventional slurry stream (40% to 45% solids) from the mill to the tailings facility for deposition.

The Bell Creek Mill is permitted to 5,500 tpd. Construction of the Phase 4 North tailings facility expansion at the Bell Creek Mill was completed at the end of Q3 2016. A depositional plan has been completed to allow for deposition within the existing BCTF footprint for the next 5 years prior to additional expansion.

INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES

Provincially, the MNDM is the lead agency for mining projects in Ontario. Mine production triggers requirements under Part VII of the Mining Act. These requirements include notifications, public and First Nations consultation, closure plans and financial assurance. Approval of a closure plan provides rights for the Company to proceed under the Mining Act. Mine production is not allowed on unpatented mining claims and public notice is mandatory for mine production.

The Ministry of the Environment and Climate Change (“MOECC”) issues permits to take water (both surface and groundwater), emit noise and dust, and discharge into water, land and the atmosphere. The MOECC will administer the following permits for the Bell Creek Complex:

•	Wastewater treatment and effluent discharge from the mine process water, including construct and operate tailings impoundment – Ontario Water Resources Act (“OWRA”).
•	Water taking permits – OWRA.
•	Industrial Sewage Works Permit – OWRA.
•	Solid waste management (waste generator registration) – Ontario Environmental Protection Act (EPA).
•	Noise/air emissions – EPA.

Currently, the Bell Creek Complex operates under the following permits issued by the MOECC:

•	Permit to Take Water No. 6153-84WPMB issued April 28, 2010.
•	Amended Environmental Compliance Approval (Industrial Sewage) No. 9641-9SSJTH issued January 2015.
•	Amended Environmental Compliance Approval (Air) No. 0303-9G8RUY issued March 21, 2014.
•	Waste Generator No. ON7562685.

The Ministry of Natural Resources and Forestry (“MNRF”) issues land use permits and work permits under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively. The MNRF will administer the following permits for the Bell Creek Complex:

•	Forest Resource Licenses which are issued for the cutting of crown owned timber (Crown Forest Sustainability Act.
•	Land use permits for such things as effluent ditches/pipelines, access roads, camps, etc., where the acquisition of crown lands is required – Public Lands Act.
•	Work permits for such things as creek crossings or impoundment structures (dams) - Lakes and Rivers Improvement Act.

Water management and protection of the natural environment surrounding the Bell Creek Complex were recognized from the onset of the project as primary environmental concerns.

Annual Information Form for the Year Ended December 31, 2016	69

All construction and works conducted at Bell Creek passes through extensive screening by both Lake Shore staff and a third party consultant to minimize impact to Bell Creek and best manage water and air releases as per Lake Shore’s operating permits. Detailed engineering reports assist staff in managing the above mentioned concerns from the site.

The development of the mine will create a disturbance footprint on the terrestrial environment. Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern. The Closure Plan will reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e., forestry) resulting in limited long-term impact to the area.

Environmental monitoring will be conducted in accordance with regulatory requirements. The monitoring program will be compiled in a database to assure compliance with all regulations.

Effluent treatment reagents (i.e., lime, flocculent, etc.) will be stored in designated areas. Currently these materials are stored within the ETP and warehouse in accordance with their respective Material Safety Data Sheets.

Bulk containers of petroleum products are stored in designated areas within Maintenance area. Spill trays are utilized for containment.

Fuel will be stored and handled in accordance with the Liquid Fuels Handling Code. Gasoline and diesel fuel will be stored in the tank farm and in portable, double-hulled tanks that are located within containment areas to contain incidental spillage. Propane is stored in above ground tanks.

There are no PCBs at the Bell Creek Complex.

With the exception of silica dust from development rock, there will be no designated substances at the Bell Creek Complex, as defined in the Occupational Health and Safety Act.

Explosives will be brought to the Bell Creek Complex on an as-needed basis. All explosives are stored in powder magazines in the underground workings of the Bell Creek Mine.

As part of the Safety and Environment Program, Lake Shore has prepared a Spill Prevention Contingency and Response Plan for the Bell Creek Complex. This document provides a practical guide for preventing, controlling and responding to spills. It has been prepared using guidelines provided by the Liquid Fuels Handling Code, the Canadian Environmental Protection Act, the Ontario Environmental Protection Act, the North American Emergency Response Guidebook, as well as standardized response procedures from petroleum product suppliers. Copies of this document are available from the Environmental Department.

Mine closure is the orderly, safe and environmental conversion of an operating mine to a “closed-out” state.

The development of a walk-away, no active management scenario is a primary environmental management goal for this project. The long-term environmental management issues associated with the project have been identified in the Mining Act and relate to ore hoisted to surface, waste rock dumps, open holes to surface and overall construction of permanent structures. Other secondary issues, such as returning the site to a productive use (i.e. forestry) will be accommodated within the context of the Closure Plan.

Currently, with the extensive sampling program initiated by the Bell Creek Complex, the analytical data collected does not identify any potential acid rock drainage issues.

At the conclusion of the mine life, the closeout rehabilitation measures summarized below will be implemented.

•	Removal of surface buildings and associated infrastructure.
•	Removal of holding ponds by converting into naturally draining ponds.
•	Sloping and covering any and all waste rock/tailings with native grasses.
•	Securing mine opening as per O. Reg. 240/00.
•	Ensuring water quality as per monitoring program submitted in Closure Plan.

Consultation has been undertaken with regulatory agencies, the general public, the Métis Nation of Ontario, Wabun Tribal Council and the First Nation communities of Flying Post First Nation, Mattagami First Nation, and Matachewan First Nation, who are represented by Wabun Tribal Council, and also Wahgoshig First Nation. Consultation provides an opportunity to identify and address the impacts of Lake Shore’s activities on external stakeholders and to expedite the authorization process.

The consultations were held in order to comply with Lake Shore corporate policy, the provincial requirements of Ontario Regulation 240/00 and the Environmental Bill of Rights.

As a result of the consultations undertaken, in November 2016 Tahoe signed an IBA relating to the Bell Creek Mine and surrounding properties with the Mattagami, Wahgoshig, Matachewan and Flying Post First Nation communities in the Timmins area of Northern Ontario. The IBA establishes a framework for continued consultation relating to the Company’s existing and future operations in and around Timmins, and provides long-term financial benefits to the four First Nations communities as well as opportunities in such areas as new business ventures, employment, training and education.

70	Tahoe Resources Inc.

CAPITAL AND OPERATING COSTS

The estimated capital and operating costs as reported in the March 27, 2015 technical report for Bell Creek have been based on operating experience at the Bell Creek Mine and the Bell Creek Mill. The estimated LOM capital and operating costs are summarized in the table below:

Cost Item	Total Costs (millions)	Cost per Tonne
Capital Cost	$77.8	$36.6/tonne
Operating Cost (not including royalties)	$220.0	$103.65/tonne

EXPLORATION, DEVELOPMENT AND PRODUCTION

The main objective of the Bell Creek Mine exploration program for 2017 is to extend known mineralization and grow the current resource base. An underground drilling program will test four target areas within and proximal to the mine, while a surface drilling program will test the North Zone stratigraphy west of the diabase dyke and approximately 250 meters west of the mine.

This drilling will test the unexplored down-dip portion of the North Zones along a 550 meter strike length, which starts approximately 250 meters west of the Bell Creek deposit.

THE TIMMINS WEST MINE

The Timmins West Mine was acquired by Tahoe on April 1, 2016 as part of Tahoe’s acquisition of Lake Shore. Information relating to the Timmins West Mine, including Mineral Resources and Mineral Reserves as at January 1, 2017, is set out below. The information in this section is supported by a technical report prepared for Lake Shore in compliance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada” dated February 29, 2016 (the “Timmins West Technical Report”).

Technical information in this AIF relating to updates to the Timmins West Mine disclosure since the date of the Timmins West Technical Report has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101.

RECENT ACTIVITIES AT THE TIMMINS WEST MINE

On May 3, 2016, Tahoe’s Board of Directors approved additional spending to accelerate exploration and delineation of the 144 Gap zone. Progress was made in 2016 on the resource definition and infrastructure development at the 144 Gap Deposit which included surface and underground drilling, and ramp, raise and lateral development to access the resource.

The 2016 exploration programs at the Timmins West Complex focused on definition of resources at the 144 Gap Deposit and extensional drilling at Timmins Mine Deep, 144 Trend and Gold River Trend. Results of the 2016 exploration programs as they relate to these areas are discussed under “Exploration” below.

PROJECT DESCRIPTION, LOCATION, ACCESS AND INFRASTRUCTURE

The Timmins West Mine consists of mineralized zones from the Timmins Deposit, the Thunder Creek Deposit, and the 144 Gap Deposit for a total area of approximately 17.1 square kilometers, or approximately 1,712 hectares. The majority of the property is situated within Bristol Township (1,340 ha), with approximately 336 hectares located in Thorneloe Township and 36 hectares in Carscallen Township.

Annual Information Form for the Year Ended December 31, 2016	71

A map showing the location and access to the Timmins West Mine is provided below:

The Timmins Deposit portion of the Timmins West Mine property consists of a block of 23 contiguous claims (totaling approximately 395 hectares) which include eleven (11) individual patented and surface rights claims, six (6) claims that hold a patent surface rights with leased mining rights, and six (6) claims that hold a 21-year Crown mining and surface rights lease. The Thunder Creek Deposit portion of the property consists of 20 staked mineral claims (35 units totaling approximately 629 hectares) which includes two (2) claims that hold a surface rights patent and three (3) claims which hold a 21-year Crown mining and surface rights lease. The 144 Gap Deposit consists of a contiguous block of 33 mineral claims that hold a 21-year Crown mining and surface rights lease covering approximately 688 hectares. This block represents part of a larger lease block containing 56 claims (1,083.32 hectares) which were brought to lease in June 2016. Surrounding the Timmins West Mine property are an additional 276 staked claims, six (6) leases, and 33 patents also owned by Lake Shore.

Lake Shore owns a 100% interest in most of the property, subject to underlying royalties. The only exception is the Meunier-144 portion of the property where Lake Shore holds a 50% interest in ten patent claims. The claims and leases are all in good standing.

The Timmins West Mine is located 1.1 kms southeast of the junction of provincial Highways 101and 144. All season road access to the property is provided by provincial Highways 101 and 144, and the site access road. Bush roads, trails suitable for all-terrain vehicles, and foot paths provide access throughout the property and other locations within the claim boundaries. A major power transmission line traverses the northwest portion of the property.

The Timmins West Mine area and the City of Timmins experience a continental climate with an average mean temperature range of -16.8°C (January) to +17.5°C (July) and an annual precipitation of approximately 835 mm. Annually, ice will start to form on lakes in approximately mid-November, and ice breakup will take place in early to mid-May. Work can be carried out on the property twelve months a year.

HISTORY

The discovery of gold in Bristol Township on the McAuley-Brydge property (currently the Timmins West Mine) occurred in 1911. During the period from 1911 to 1914 two shallow shafts were sunk; one on the present main mineralized zone, which is reported to be 12 metres deep, and the second east of Vein 2 and Vein 3 Zones at an unspecified “shallower” depth. Shortly after, fire storms swept large parts of Carscallen, Bristol and Ogden Townships, and the surface plants at various mines were completely destroyed. It was not until the late 1930s that any further significant drilling occurred, first by Orpit Mines Limited, which completed 7,620 metres of diamond drilling between 1938 and 1944, and also by Rusk Porcupine Mines, which excavated several pits and trenches across a 150 metre to 200 metre area of the Thunder Creek portion of the property. Holmer Gold Mines Limited (“Holmer”) acquired the first of its interest in what is now the Timmins West Mine property in 1963.

Lake Shore acquired the Timmins West Mine property by fulfilling the earn-in requirements as set out in option agreements entered into in 2003 with Holmer and West Timmins Mining Inc. (“WTM”), formerly Band-Ore Resources Limited (“Band Ore”) and Sydney Resources Ltd., respectively, and by completing business combination agreements with those companies. Holmer became a wholly-owned subsidiary of Lake Shore in December 2004, and WTM became a wholly-owned subsidiary of Lake Shore in November 2009.

72	Tahoe Resources Inc.

In January of 2011, commercial production was declared for the Timmins Deposit. In January of 2012, commercial production was declared for the Thunder Creek Deposit. Subsequently, the Timmins and Thunder Creek Deposits were combined into a single operation called the Timmins West Mine. In March of 2012, Lake Shore filed an updated Mineral Resource Estimate for the Timmins Deposit, including a Preliminary Economic Assessment (“PEA”) for the Timmins West Mine. In May of 2012, Lake Shore released a Pre-feasibility Study and Mineral Reserves for the Timmins West Mine.

The 144 Gap Deposit was initially discovered in late 2014 as part of a successful surface diamond drilling campaign. In 2015, Lake Shore reported significant expansion of the 144 Gap Deposit through continued surface diamond drilling.

On April 1, 2016, Tahoe acquired the Timmins West Mine as a result of its acquisition of Lake Shore.

MINERAL TENURE, SURFACE RIGHTS AND ROYALTIES

In May 2003, Lake Shore and Holmer entered into an option agreement whereby Lake Shore would earn a 50% interest in the Holmer property (the present day Timmins Deposit property) by March 24, 2006. The area covered by this option agreement consisted of 11 Freehold Patents with surface and mining rights; Lease 106634 (formerly Lease 102611) a group of six Leasehold Patents with surface and mining rights; and Lease 107874 (formerly Lease 104075) a group of six Freehold Patents with mining rights as well as six Leasehold Patents of surface rights for the same area. Lake Shore completed the earn-in requirements in September 2004 and on December 31st, 2004 Holmer became a wholly-owned subsidiary of Lake Shore pursuant to a business combination agreement between Lake Shore, its wholly owned subsidiary Lake Shore Holdings Corp. and Holmer. As part of this arrangement a 1.5% NSR royalty was assigned to claim P-4227 (Mr. Lorne Labrash) that could be purchased for $1 million. Mineralization in the current resource model does not extend to claim P-4227.

Lake Shore optioned a 60% interest in the Thunder Creek property from Band-Ore in November 2003. In September 2006, Band-Ore and Sydney Resources Corporation merged to become WTM, and the terms of the Lake Shore - Band-Ore option agreement succeeded to WTM. In May 2008, Lake Shore informed WTM that the obligations to earn a 60% interest in the Thunder Creek property had been fulfilled. On November 6, 2009, Lake Shore and WTM completed a business combination agreement resulting in WTM becoming a wholly owned subsidiary of Lake Shore. On January 1, 2012, WTM was amalgamated into Lake Shore, which now holds the 100% interest.

All claims and leases are in good standing as of the Effective Date of this AIF.

Royalties

Brief summaries of the royalties are stated below:

•

Mineral claims optioned originally from Mr. Jim Croxall were subject to a 2% NSR royalty. These claims were also subject to an advanced annual royalty payment of $5,000 prior to commercial production. Lake Shore purchased 1% of the NSR in November 2010 in exchange for approximately $1,500,000 equivalent in Lake Shore stock. The other 1% NSR was purchased by Premier Royalty in 2012. Sandstorm Gold Ltd. acquired Premier Royalty Corp in October 2013. The surface rights for leased claims P495307, P495308, and P495309 (mineral rights only on lease number 108773) were acquired by Lake Shore (surface lease number 108774), with both leases to remain in good standing until June 30, 2032.

•	Claim 1189886 was optioned from Mr. Bruce Durham with an attached 3.0% royalty.

•

Eight claims optioned from the late Mr. Matt Kangas and Mr. Jim Croxall (1177807, 1177808, 1177809, 1177811, 1181410, 1181413, 1198803, and 1198804) are subject to a 2% NSR royalty of which 1% may be purchased for $1,000,000. An advanced royalty payment of $5,000 (indexed for inflation) is paid annually to the estate of Mr. Kangas and to Mr. Croxall in equal portions.

•

Four claims (1189593, 1181995, 1189580, and 1189592) were purchased by Bruce Durham, Robert Duess, Ken Krug, and Henry Hutteri from Ray Meikle and Steve Anderson and then optioned to Band Ore. A 3% NSR royalty is payable, 1.5% to Durham et al., and 1.5% to Meikle and Anderson. There is not a buy down of this royalty.

•	Claims 1189552 and 1189553 were optioned from Mr. Bruce Durham and partners with an attached 3.0% royalty.

•	Claims 923646 and 923647 are subject to a 3% NSR, payable to Royal Gold and Torogold.

•

On March 1, 2012, Franco–Nevada Corporation (“Franco-Nevada”) entered into an agreement with Lake Shore where Franco–Nevada paid Lake Shore US$35 million for a 2.25% NSR royalty on the sale of minerals from the Timmins West Mine.

The surface and mining rights for claims p26392, p26393, p26394, p26395, p26396, p26397, p26398, p26399, p26400, p26403 (known as the Meunier 144 property)are currently held by Lake Shore and Adventure Gold Inc. (each with a 50% interest). There is a 2.5% NSR royalty payable to David Meunier, with an option to buy back 1% of this royalty.

Annual Information Form for the Year Ended December 31, 2016	73

PERMITS

The required permits and approvals for operations at the Timmins West Mine have been acquired and include the following Provincial Permits: Ministry of Northern Development and Mines (“MNDM”); Ministry of the Environment (“MOE”); Ministry of Natural Resources (“MNR”); Ministry of Transportation (“MTO”); Technical Standards and Safety Authority (“TSSA”); Ministry of Labour (“MOL”); Occupational Health and Safety; Explosives; and Notification of Commencement of Construction and Operation. The required permits and approvals for operations at the Timmins West Mine include the following also include the following Federal Permits: Department of Fisheries and Oceans Canada (“DFO”); Natural Resources Canada (“NR CAN”) – Explosives Regulatory Division (“ERD”) and Environment Canada (“EC”).

ENVIRONMENT

Water management and protection of the cold water systems on and adjacent to the Timmins West Mine site were recognized from the onset of the project as primary environmental concerns. Preliminary design for Timmins West Mine includes the concept of managing rock that can be an acid generating risk within a containment facility and treating runoff in accordance with regulatory requirements before release to the environment. Timmins West Mine is regulated under both provincial and federal legislation.

The waste rock containment pad is designed to receive and contain rock from the underground workings that are identified as potentially acid generating. All runoff from the site waste rock piles is contained within the footprint of the operation and treated through the treatment process prior to discharge to the natural environment. Mine water from the underground workings will also be directed to ponds and treated through the effluent treatment plant (“ETP”) prior to discharge. The treatment process will ensure that all Environmental Compliance Approval (“ECA”) criteria are met prior to discharging into the natural environment.

To protect Thunder Creek, and maintain flows within the system, un-impacted storm water is diverted away from Thunder Creek. Storm water is captured and treated prior to discharge to the natural environment.

The development of the mine will create a disturbance footprint on the terrestrial environment. Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern. The Closure Plan will reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e. forestry) resulting in limited long-term impact to the area.

A closure plan for the bulk sampling was filed with the MNDM in October 2009 and the commercial production closure plan was filed in 2010. In January 2011, Lake Shore announced the Timmins Mine to be in commercial production. The closure plan has been amended as required; most recently, the 3rd mine production closure plan amendment was submitted to ensure site compliance with Ontario Regulation 240/00. At closure, the site will be rehabilitated in accordance with closure plans filed with the MNDM.

Lake Shore and two First Nations, namely Mattagami and Flying Post First Nations, entered into an IBA in February, 2011, which outlines how Lake Shore and the First Nations communities will work together in the following areas: education and training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.

Environmental monitoring will be conducted in accordance with regulatory and due diligence requirements. The monitoring program will be compiled in a management system.

GEOLOGY AND MINERALIZATION

The Timmins region comprises supracrustal rocks within the Western Abitibi Subprovince, of the Superior Province. Lithologic units in the region consist of seven volcanic and two sedimentary assemblages of Archean age that were subsequently intruded by porphyry rocks during the Archean and Proterozoic times.

The Timmins West Complex is dominated by mafic volcanic and sedimentary rocks of the Tisdale, Deloro and Porcupine Groups that occur within a broad basin which opens to the east. Rocks within the basin generally strike east-west with moderate north dips. These rocks are cut by a series of ultramafic to felsic intrusions. Key structural features of the property include the Destor Porcupine Fault Zone (“DPFZ”) which passes through the south portion of the interpreted basin and the 144 and Gold River Trends which occur on the north and south basin limbs. These two trends represent intense zones of alteration and deformation that control all of the main gold occurrences identified on the property.

The Timmins Deposit, Thunder Creek Deposit, and 144 Gap Deposit all occur along the 144 Trend, a broad and extensive structural corridor that extends to the southwest from the Timmins Deposit. This trend generally coincides with the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage (to the northwest) and dominantly metasedimentary rocks that unconformably overlie Porcupine Assemblage (to the southeast).

Gold mineralization occurs in steep north-northwest plunging mineralized zones which coincide with parallel lineations related to folds and elongate lithologic units. Mineralization occurs within, or along favourable lithostructural settings in proximity (within hundreds of metres) to the 144 Trend and related structures (i.e., Holmer and Rusk Shear Zones). Mineralization comprises multiple generations of quartz-carbonate-tourmaline ± albite veins, associated pyrite alteration envelopes, and disseminated pyrite mineralization. Textural evidence suggests that veining formed progressively through D3 and D4 deformation and is related to Alkalic Intrusive Complex (“AIC”) and syenitic to monzonitic intrusions.

74	Tahoe Resources Inc.

EXPLORATION

Prior to 2003, all exploration on the Timmins West Mine area was carried-out by previous operators. Since 2003, exploration on the Timmins, Thunder Creek, and 144 Gap deposits by Lake Shore has consisted primarily of diamond drilling. Through the end of 2016, Lake Shore has completed nearly 500,000 meters of drilling in 929 drill holes. Other exploration activities from 2003 to present consisted of basic geological and structural mapping, prospecting, outcrop stripping, litho-geochemical sampling, and MMI soil geochemical surveys.

Geophysical surveys including airborne magnetics as well as surface and downhole IP were also completed as part of various research projects by consultants or through university academic studies. These campaigns have helped form the current level of geological understanding necessary to generate useful drill targets for advanced exploration of the Timmins West Mine area.

2016 Exploration

Exploration throughout the Timmins district in 2016 (since the April 1, 2016 merger with Lake Shore) totaled 101,927 metres of resource infill and definition drilling and 66,800 metres of exploration drilling. 2016 exploration programs are summarized below:

Timmins Deposit

Exploration of the Timmins Deposit tested the down plunge extension of the Timmins Deposit Fold Nose (TDFN) from underground platforms. Results to date have proven the extension of predominantly ultramafic-style mineralization along the fold nose approximately 150 metres below the current resource limit. A deep drill hole which commenced in September 2016 and completed in February 2017 successfully intersected the TDFN structure approximately 400 metres below the current resource limit.

144 Trend

Exploration drilling in the 144 Gap area tested both near-mine expansion targets and potential new discoveries. Specific exploration targets included stratigraphic contacts and structural features between the 144 Gap and Gap SW Zones, and potential new zones at the Thunder Creek Stock target areas.

Underground and surface drilling at the 144 Gap deposit was designed to support updated resource and reserve estimates and detailed mine planning. The most recent drilling defined the resource at 7 to 15 metre drill spacing with results generally in line with the previous resource estimate for the deposit. An initial reserve estimate for the 144 Gap deposit is expected in 2017.

Drilling along the general 144 Trend targeted the 144 South Zone located approximately 1.6 kms southwest of the 144 Gap Deposit. Drilling at 144 South succeeded in extending mineralization along a syenite porphyry approximately 65 metres to the east and to depth, and 50 to 150 metres to the west from where previously recognized. Mineralization is now defined over a 300 metre strike length and 700 metre vertical window along a distinct southwest trending, north-westerly dipping corridor which remains open to depth and at least 1.5 kms along strike to the southwest.

Gold River Trend

Surface drilling along the Gold River Trend, located 4 km south of the Timmins West Mine focused on testing depth extensions of the West and East deposits. At Gold River West drilling extended mineralization 250 metres below the current resource and 150 metres west of previously reported intercepts. At Gold River East recent drilling intersected mineralization 300 metres below the current resource limit.

Wide-spaced drilling along the 1.5 km untested corridor west of Gold River West and towards the 144 Trend confirmed alteration and structural continuity but returned low-grade gold values. Drilling at Gold River will continue in 2017 with 6,500 metres of drilling planned.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

Diamond Drill Programs

For both surface and underground drill samples a secure chain of custody follows diamond drill core and from the drill though analysis with the return of sample pulps to a locked on site storage facility. Unannounced visits to the drill sites are made to ensure safety, good working practices, and drill core security.

The diamond drill contractors secure the drill core boxes at the drill site and deliver them to the core logging facilities located at Lake Shore’s exploration office in Timmins, Ontario. Lake Shore personnel then check and label boxes and core blocks with hole number, box number, and footage and prepare a summary log.

The core is then logged by a geologist entering data directly into Drill Logger software developed by Geovia GEMS describing geology, structure, alteration, and mineralization. Intervals to be sampled are indicated by the geologist, sample tags are inserted, rock quality designation measurements and photographs are taken, and the log is printed, reviewed, and edited. The core is then given to a trained and supervised technician for sampling. The core is split by trained Lake Shore technicians using a diamond saw. One half of the core is placed in a plastic sample bag and the remaining half is returned to the core box. Lake Shore uses sequentially numbered triplicate sample tags. One portion of the tag goes in the sample bag along with the split half of the sample, one portion of the tag is stapled into the core box at the end of the sample interval, and the third stays in the sample book for archiving. Once the sampling is completed, all drill core is stored in racks or square piled in a secure compound at the core logging facilities or at the Timmins West Mine compound.

Annual Information Form for the Year Ended December 31, 2016	75

The analytical samples are enclosed within sealed shipping bags, are transferred into larger shipping bins, and are directly delivered to the selected analytical labs by Lake Shore employees. The lab employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore’s office for reference and filing. The return assay results are processed by the database manager and are reviewed by Professional Geoscientists. Data is made available for viewing by authorized members of the Lake Shore geological and management staff.

Since 2007, all samples from surface exploration programs have been delivered by Lake Shore personnel directly to the ALS Chemex Prep Lab in Timmins. The pulps were created in Timmins and then shipped to the ALS Chemex Assay Laboratory in Vancouver, B.C., or Rouyn-Noranda, PQ. As part of ALS’ internal QA/QC program, a duplicate reject sample was prepared every 50 samples.

For surface samples the number of internal blanks, standards and duplicate control samples inserted into the sample stream depends upon rack size. Blank samples are inserted at a random frequency of one every 1 to 40 samples and are used to check for possible contamination in the crushing circuit and are not placed after a standard sample. Standard samples are inserted into the sample stream at a frequency of one every 1 to 40 samples and are used to check the precision of the analytical process.

Since May 9, 2013 a special protocol has been followed for underground samples where visible gold “VG” is observed which ensures that proper cleaning of crusher and pulverizers are carried out in the prep lab in order to avoid and/or minimize cross-contamination of subsequent samples.

For underground drill samples collected from 2008 to March 18, 2013, the introduction of blank samples, certified gold standards, and blind coarse duplicates in the sample stream were generally done at a frequency of one per every group of 20 samples. As of March 18, 2013, this protocol was changed to “one blank, one coarse duplicate, and one gold standard for every group of 40 samples”.

MINERAL RESOURCES

At January 1 2017, the Timmins West Mine Mineral Resource totals 7.9 million tonnes with an average gold grade of 4.02 g/t, containing 1.02 million ounces of gold in the Indicated Mineral Resource category and 1.3 million tonnes with an average gold grade of 4.15 g/t containing 179.1 thousand ounces of gold in the Inferred Mineral Resource category. Subdivision of the Mineral Resource between the Timmins, Thunder Creek, and 144 Gap Deposit is tabulated in Table 1.1 below.

TABLE 1.1:       TIMMINS WEST MINE MINERAL RESOURCE ESTIMATE JANUARY 1, 2017

	Tonnes (M)	Au Grade (g/t)	Au Ounces (000s)
Timmins Deposit @ 1.5 Au g/t cut-off
Indicated	1.3	4.82	200
Inferred	0.6	4.71	83
Thunder Creek @ 1.5 Au g/t cut-off
Indicated	1.3	3.76	163
Inferred	0.1	4.03	17
144 Gap Deposit @ 2.6 Au g/t cut-off
Indicated	5.3	3.89	661
Inferred	0.7	3.72	80
Total Timmins West Mine
Indicated	7.9	4.02	1,023
Inferred	1.3	4.16	179

The Mineral Resource model for the Timmins West Mine deposits was updated at the end of May 2016. The Mineral Resource estimate effective January 1, 2017 was estimated by subtracting from the updated resource model the actual mine depletion volumes from June through October 2016 and the forecasted production from November through December 2016.

76	Tahoe Resources Inc.

MINERAL RESERVES

Probable Mineral Reserves at January 1, 2017 for the Timmins West Mine are summarized in Table 1.2 below.

TABLE 1.2: TIMMINS WEST MINE ESTIMATED PROBABLE MINERAL RESERVES AT JANUARY 1, 2017

Deposit	Tonnes (M)	Au Grade (g/t)	Au Ounces (000s)
Timmins Deposit	1.2	3.89	145
Thunder Creek Deposit	0.8	3.42	88
Timmins West Mine Total Reserves	2.0	3.69	233

Mineral Reserves are reported at a gold cut-off grade of 2.0 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $55.81 per tonne, surface haulage costs of $6.30 per tonne, milling costs of $17.55 per tonne, mining recovery of 95%, external dilution of 16% for the Timmins deposit and 13% for the Thunder Creek deposit, and a metallurgical recovery of 97%. Mineral Resources are inclusive of Mineral Reserves. There are no Mineral Reserves for the 144 Gap deposit, though the Company anticipates releasing the inaugural Mineral Reserve estimate for 144 Gap in Q3 2017.

To calculate the Mineral Reserves from the Mineral Resources, the Indicated Mineral Resources were isolated from Inferred Mineral Resources and assessments were made of the geometry and continuity of each of the mineralized zones. Geomechanical evaluations were taken into account in the assessment and assignment of appropriate mining methods and stope sizes. Individual stope designs (wireframes) were then created in three dimensions. These stope wireframes were queried against the block models to determine the in-situ Mineral Resource. This allowed for fair inclusion of internal dilution from both low grade and barren material. Additional factors were assigned for external dilution (with or without grade) dependent on the specific mining method and geometry of each stoping unit being evaluated. Finally, a recovery factor was assigned to the overall Mineral Reserves to allow for in-stope and mining process losses.

Stope cut-off grades were estimated to determine which stopes to include in the Mineral Reserves. Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units. A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface. Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

MINING OPERATIONS

The Thunder Creek, Timmins, and 144 Gap deposits at the Timmins West Mine are accessed by a production shaft and portal/ramp from surface. . Production from the Thunder Creek and Timmins deposits comes from a combination of ore development and tranverse and longitudinal longhole stoping at 20 metre vertical intervals.

Mining at the Timmins deposit was initiated in the second half of 2009 via the main ramp from surface that had been developed to a depth of 200 vertical metres while the production shaft was being constructed. The current mine plan forecasts production to average approximately 980 tonnes of ore per day from 2017 through 2019 before ramping down and ending in 2020. From 2009 through 2016, 2.4 million tonnes of ore with an average gold grade of 4.4 g/t and containing 333 thousand ounces of gold have been mined from the Timmins deposit and delivered to the Bell Creek mill.

Access to the Thunder Creek Deposit was gained by developing ramps from the Timmins deposit 200 metre level (accessing Thunder Creek Rusk Zone at the 300 metre level) and 650 metre level (accessing Thunder Creek Porphyry Zone at the 730 metre level). The Rusk horizon was intersected in July of 2010 and the Porphyry Zone in November 2010. Access within the Thunder Creek Deposit was greatly improved with the successful connection of the down-ramp driven from the 300 metre level and the up-ramp driven from the 730 metre level completed in 2015. The current mine plan forecasts production to average approximately 1,400 tonnes of ore per day in 2017 before ramping down and ending in late 2018. From 2010 through 2016, 2.5 million tonnes of ore with an average gold grade of 4.4 g/t and containing 535 thousand ounces of gold have been mined from the Thunder Creek deposit.

The 144 Gap deposit was initially discovered in late 2014 as part of a successful surface diamond drilling campaign. The Gap deposit is accessible via a 1,317 metre ramp and hanging-wall exploration drift (820 metre level) driven to the southwest from the 765 metre level at Thunder Creek. Initial development and trial stoping of the 144 Gap deposit began in Q3 2016.

The mine design used for the updated Mineral Reserve Estimate is based on operating experience gained since commercial production commenced in 2011. The majority of the main mine infrastructure (surface and underground) is in place and the Bell Creek Mill expansion project has been completed to meet current production requirements. The Timmins West Mine successfully uses the longhole mining method which is commonly used worldwide for deposits with similar geometry and conditions. The operation also uses common, proven mining equipment and has experienced management and mine operations personnel. The Timmins area has a significant, well-established mining service/supply industry to support the operation.

The Timmins West Mine has implemented systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production. This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

Annual Information Form for the Year Ended December 31, 2016	77

Table 1.3 is the life of mine production profile for the Timmins West Mine based on the January 1, 2017 Mineral Reserve estimate. TABLE 1.3: ESTIMATED LIFE OF MINE PRODUCTION PROFILE

Item	2017	2018	2019	2020	Total
Ore Tonnes (M)	874.9	644.7	358.1	84.0	1,961.7
Average Tonnes Per Day	2,397	1,766	981	976	-
Average Au Grade (g/t)	3.76	3.64	3.65	3.63	3.69
Gold Ounces Mined (000s)	105.7	75.4	42.1	9.8	233.0

CLOSURE AND RECLAMATION

Mine closure is the orderly safe and environmental conversion of an operating mine to a “closed-out” state.

The development of a walk-away, no active management scenario is a primary environmental management goal for this project. The long-term environmental management issues associated with the project have been identified in the Mining Act and relate to ore hoisted to surface, waste rock dumps, open holes to surface and overall construction of permanent structures. Other secondary issues, such as returning the site to a productive use (i.e. forestry) will be accommodated within the context of the Closure Plan.

Should Lake Shore identify and require an area to store rock which poses a metal leaching risk, this will be conducted on the waste-rock containment pad during the life of the mine. Runoff from this low permeability pad will be directed to the containment pond, preventing a release of water with potentially high concentrations of metals. Water from the containment pond will be recycled for use as process water with the excess being treated and released to the environment in accordance with regulatory requirements. However, with the extensive sampling program initiated by the Timmins West Mine facility, the analytical data collected does not identify any potential acid generating or metal leaching issues.

At the conclusion of the mine life, the closeout rehabilitation measures summarized below will be implemented.

•	Removal of surface buildings and associated infrastructure.
•	Dewatering the ponds by pumping treated effluent through the approved discharge location.
•	Breaching of existing ponds to all natural flows and remediated site drainage to their background watersheds.
•	Allowing the underground workings to naturally submerge with local groundwater.
•	Securing of mine openings in accordance with regulatory requirements.
•	Contouring of waste rock.
•	Contouring, covering, and re-vegetating disturbed areas using available overburden.

Infrastructure will be removed from the site and any other disturbed areas associated with the project will be re-vegetated, mainly through natural regeneration using seed banks in the overburden stored on site.

OPERATING COSTS

The estimated capital and operating costs as presented in the Timmins West Technical Report were based on Lake Shore’s operating experience at the Timmins West Mine and the Bell Creek Mill.

The estimated LOM capital and operating costs are summarized in Table 1.4.

TABLE 1.4:      ESTIMATED LOM CAPITAL AND OPERATING COSTS

Cost Item	Total Costs
Capital Cost	$82.6 M
Operating Cost	$296.0 M ($102.2 per tonne)

The costs and productivities used as the basis for estimating the Mineral Reserves have been based on actual performance metrics of the operation in 2011 through 2016. These factors are considered low risk to the Mineral Reserve Estimate. In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of the Timmins West Mine and to the Mineral Reserves Estimate.

78	Tahoe Resources Inc.

CONCLUSIONS AND RECOMMENDATIONS

The Timmins West Technical Report made the following recommendations for Mineral Resource estimation and Mineral Resource development:

•	Continue to evaluate alternate estimation methods such as ordinary or indicator kriging to assess whether they provide any improvements for grade estimation can on a local scale.
•	Evaluate the use of spherical search ellipsoids for certain zones at the 144 Gap Deposit in order to reduce artifacts in grade estimation caused by a drill hole orientations.
•	Complete some additional studies to evaluate capping levels for various zones at the 144 project.
•	Collect some additional specific gravity data for mineralized zones. Work to date suggests that all three of the deposits at the Timmins West Mine have a variety of rock types and that the SG within the rock types can vary considerably so more data would be beneficial for Mineral Resource Estimates. Implement definition drilling of Indicated Mineral Resources to refine shapes and grade estimates as necessary for detailed mine planning. Review this program on an annual basis.

MINERAL RESOURCE & MINERAL RESERVE DISCLOSURE

ESCOBAL

The basis of the Escobal Mineral Resources and Mineral Reserves is from Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014. Mineral Resources at January 1, 2017 estimated by subtracting mine depletion volumes through December 31, 2016 from the Mineral Resources stated in the aforementioned technical report. Mineral Resources are reported at a silver-equivalent cut-off grade of 130 g/t using metal prices of $22/oz silver, $1,325/oz gold, $1.00/lb lead and $0.95/lb zinc. Mineral Reserves at January 1, 2017 calculated by applying an optimized mine plan to the updated Mineral Resources. Mineral Reserves are reported using a cut-off calculated from the net smelter return value less production costs using metal prices of $20/oz silver, $1,300/oz gold, $1.00/lb lead and $1.25/lb zinc.

LA ARENA

The basis of the La Arena Mineral Resources and Mineral Reserves is from La Arena Project, Peru Technical Report (NI 43-101), dated February 27, 2015. Oxide Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting July through December 2016 mine depletion volumes from an updated Mineral Resource estimate effective July 1, 2016. Sulfide Mineral Resources and Mineral Reserves remain unchanged from the aforementioned technical report. Oxide Mineral Resources are reported at a gold cut-off grade of 0.10 g/t within a $1,400/oz gold pit shell. Oxide Mineral Reserves are reported using a gold cut-off grade of 0.15 g/t for planned 2017 production and 0.10 g/t for post-2017 forecasted production within a pit designed from a $1,200/oz gold pit shell. Sulfide Mineral Resources are reported using a copper cut-off grade of 0.12% within a $3.50/lb copper and $1,400/oz gold pit shell. Sulfide Mineral Reserves are reported using a copper cut-off grade of 0.18% within a pit designed from a $3.00/lb copper and $1,200/oz gold pit shell.

SHAHUINDO

The basis of the Shahuindo Mineral Resources and Mineral Reserves is from Technical Report on the Shahuindo Mine, Cajabamba, Peru, dated January 25, 2016. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting July through December 2016 mine depletion volumes from an updated Mineral Resource estimate effective July 1, 2016. Sulfide Mineral Resources remain unchanged from the aforementioned technical report. Oxide Mineral Resources are reported using a gold cut-off grade of 0.15 g/t within a $1,400/oz gold pit shell. Oxide Mineral Reserves are reported using a gold cut-off grade of 0.25 g/t for planned 2017 and 2018 production and 0.18 g/t for production post-2018 within a pit designed from a $1,200/oz gold pit shell. Sulfide Mineral Resources are reported using a gold cut-off grade of 0.5 g/t. There currently are no sulfide Mineral Reserves at Shahuindo.

BELL CREEK

The basis of the Bell Creek Mineral Resources and Mineral Reserves is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Ontario, Canada, dated March 27, 2015. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016. Mineral Resources are reported using a gold cut-off grade of 2.2 g/t. Mineral Reserves are reported using a gold cut-off grade of 2.2 g/t and a gold price of $1,250/oz.

TIMMINS WEST

The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from 43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada, dated February 29, 2016. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016. Mineral Resources are reported using a gold cut-off grade of 1.5 g/t. Mineral Reserves are reported using a gold cut-off grade of 2.0 g/t and a gold price of $1,250/oz.

WHITNEY

The basis of the Whitney Mineral Resources are at January 14, 2014 is from Technical Report and Resource Estimate on the Upper Hallnor, C-Zone, and Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada, dated February 26, 2014. Mineral Resources are reported using a gold cut-off grade of 3.0 g/t.

Annual Information Form for the Year Ended December 31, 2016	79

GOLD RIVER

The basis of the Gold River Mineral Resources at January 17, 2012 is from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada, dated April 5, 2012. Mineral Resources are reported using a gold cut-off grade of 2.0 g/t.

JUBY

The basis of the Juby Mineral Resources at February 24, 2014 is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014. Mineral Resources are reported using a gold cut-off grade of 0.40 g/t,

FENN-GIB

The basis of the Fenn-Gib Mineral Resources at November 17, 2011 is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated November 17, 2011. Indicated Mineral Resources and approximately 90% of Inferred Mineral Resources within a $1,190/oz gold pit shell reported using a gold cut-off grade of 0.50 g/t. The remaining 10% of Inferred Mineral Resources reported using a gold cut-off grade of 1.5 g/t.

DIVIDENDS DISTRIBUTIONS AND REINVESTMENT PLAN

In December 2014 the Company paid its inaugural cash dividend of $0.02 per Share per month, and additional $0.02 per Share dividends were paid each month in 2015, 2016 and 2017 to date. Although the Company expects to continue paying monthly dividends, pursuant to the Company’s dividend policy, the continuation and amount of the dividend is to be determined by the Board, with regard to the earnings and financial requirements of the Company and other applicable conditions existing at such time. No dividends were declared or paid prior to December 2014.

The Company implemented a Dividend Reinvestment Plan (DRIP) in October 2016, which continues to be open for enrollment to qualified participants. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the Average Market Price (as defined in the DRIP). Dividends are paid only when declared by Tahoe’s Board of Directors and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions, or direct that common shares be purchased through market acquisitions at the prevailing market price, in which case no discount applies. Tahoe filed a registration statement, including a prospectus, relating to the DRIP with the SEC. A copy of the registration statement (including prospectus) is available electronically from EDGAR (http://www.sec.gov/edgar).

Dividends declared and paid during Q4 2016 and 2016 totaled $18.7 million and $69.4 million, respectively (Q4 2015 and 2015: $13.6 million and $49.7 million, respectively). Dividends paid in 2016 consist of cash and non-cash payments in the form of common shares of the Company through the dividend reinvestment plan. For Q4 2016 and 2016, cash payments were $16.3 million and $67.0 million, respectively, and non-cash payments were $2.4 million and $2.4 million, respectively for a total issuance of 256,747 common shares of the Company.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Shares. As at the date of this AIF, 311,736,296 Shares were issued and outstanding as fully paid and non-assessable Shares.

The holders of Shares are entitled to one vote per Share at meetings of the shareholders of the Company. Holders of Shares are entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Company as are distributed to the holders of Shares.

MARKET FOR SECURITIES

The Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO.” The following table sets forth information relating to the trading of the Shares on both the TSX and NYSE for the months indicated.

80	Tahoe Resources Inc.

TRADING HISTORY ON THE TSX

TRADING PRICE (CAD$)
2016	High	Low	Volume
January	13.26	9.45	18,257,100
February	13.42	9.92	37,051,700
March	15.07	11.77	33,534,600
April	17.72	12.71	51,264,400
May	17.88	14.76	29,176,800
June	19.48	15.30	31,373,600
July	22.05	18.75	23,681,100
August	22.13	16.98	25,497,600
September	19.28	16.71	20,806,800
October	16.91	14.43	22,957,300
November	16.91	11.95	33,403,900
December	13.93	11.13	26,772,700

TRADING PRICE (CAD$)
2017	High	Low	Volume
January	15.11	11.27	41,066,700
February	12.59	10.57	23,268,000

Source: http://finance.yahoo.com/q?s=tho.to

The price of the Shares as reported by the TSX at the close of business on December 30, 2016, the last business day of the year in Canada, was CAD$12.65 per share and on March 8, 2017 was CAD$10.73 per share.

TRADING HISTORY ON THE NYSE

TRADING PRICE (USD)
2016	High	Low	Volume
January	9.42	6.48	24,710,300
February	9.71	7.12	34,563,100
March	11.54	8.78	45,666,900
April	14.13	9.70	53,826,100
May	14.29	11.50	44,361,700
June	15.01	11.68	50,225,700
July	16.84	14.16	37,962,700
August	17.01	12.93	46,026,500
September	14.95	12.73	43,371,000
October	12.91	10.92	40,268,600
November	12.65	8.87	58,488,200
December	10.65	8.30	47,640,100

TRADING PRICE (USD)
2017	High	Low	Volume
January	11.43	8.59	58,592,600
February	9.58	8.03	47,251,200

Source: http://finance.yahoo.com/q?s=taho

The price of Shares as reported by the NYSE at the close of business on December 30, 2016, the last business day of the year in the US, was $9.42 and on March 8, 2017 was $7.94 per share.

Annual Information Form for the Year Ended December 31, 2016	81

PRIOR SALES

In the 12-month period ended December 31, 2016, the Company granted 1,351,000 options and 402,000 share awards (consisting of 342,000 Deferred Share Awards granted on April 1, 2016 (234,000), August 10, 2016 (99,000) and August 15, 2016 (9,000), and 60,000 Restricted Share Awards granted on May 4, 2016) under its Share Option and Incentive Share Plan adopted on April 20, 2010. The details of the options granted by the Company during the year ended December 31, 2016 are as follows:

Grant Date	Options Granted	CAD$	Expiry Date
March 9, 2016	1,081,000	$12.38	March 9, 2021
April 4, 2016	186,000	$13.01	April 4, 2021
August 15, 2016	45,000	$21.22	August 15, 2021
November 3, 2016	27,000	$15.79	November 3, 2021
November 7, 2016	12,000	$15.20	November 7, 2021

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding our directors and executive officers. The term of office for the Directors expires as of the Company’s Annual General Meeting which will be held on May 3, 2017.

DIRECTORS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
RONALD W. CLAYTON Reno, Nevada, United States	Director	9-Aug-16	President and Chief Executive Officer of the Company
TANYA JAKUSCONEK(3) (4) Toronto, Ontario, Canada	Director	2-May-11	Senior Gold Research Analyst for Scotia Bank
CHUCK JEANNES(2) (3) RENO, NEVADA, UNITED STATES	Director	1-Jan-17	Independent director
DRAGO G. KISIC(1) (4) Lima, Peru	Director	1-April-15	President of Macrocapitales Safi and Bodega San Nicolas
C. KEVIN MCARTHUR(5) Reno, Nevada, United States	Executive Chair	7-Apr-15	Executive Chair of the Company
ALAN MOON(1) (4) CALGARY, ALBERTA, CANADA	Director	1-Apr-16	Corporate director
A. DAN ROVIG(2) Reno, Nevada, United States	Lead Director	8-Jun-10	Independent consultant
PAUL B. SWEENEY(1) (3) Vancouver, British Columbia, Canada	Director	14-Apr-10	Independent business consultant
JAMES S. VOORHEES(2) (4) Santa Barbara, California, United States	Director	14-Apr-10	Independent director
KENNETH F. WILLIAMSON(1)(3) Dwight, Ontario, Canada	Director	8-Jun-10	Independent director
KLAUS M. ZEITLER(2)(3) Vancouver, British Columbia, Canada	Director	1-April-15	President, CEO and director of Amerigo Resources Limited

Member of:
(1)	Audit Committee.
(2)	Corporate Governance and Nominating Committee.
(3)	Compensation Committee.
(4)	Health, Safety, Environment and Community Committee.
Other:
(5)	Mr. McArthur was previously the President and Chief Executive Officer of the Company beginning November 10, 2009.

82	Tahoe Resources Inc.

EXECUTIVE OFFICERS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
C. KEVIN MCARTHUR Reno, Nevada, United States	Executive Chair and Director	7-April-15	Executive Chair of the Company
RONALD W. CLAYTON Reno, Nevada, United States	President and Chief Executive Officer	9-Aug-16	President and Chief Executive Officer of the Company
ELIZABETH MCGREGOR Reno, Nevada, United States	Vice President and Chief Financial Officer	9-Aug-16	Vice President and Chief Financial Officer of the Company
BRIAN BRODSKY Reno, Nevada, United States	Vice President, Exploration	1-Jun-10	Vice President, Exploration of the Company
EDIE HOFMEISTER Reno, Nevada, United States	Vice President, Corporate Affairs, General Counsel and Corporate Secretary	1-Feb-10	Vice President, Corporate Affairs, General Counsel and Corporate Secretary of the Company

The principal occupation of each of the Company’s directors and executive officers within the past five years is disclosed in the brief biographies set forth below.

Ron Clayton, Director, President and Chief Executive Officer. Mr. Clayton was appointed President and Chief Executive Officer on August 16, 2016, when he also became a member of the Board of Directors. Mr. Clayton joined the Company on March 30, 2010 as the Company’s first Chief Operating Officer and was appointed President on March 12, 2014. Mr. Clayton is a seasoned mining executive with over 35 years of mine operating experience. As a member of Tahoe’s founding executive team, Mr. Clayton led the construction of the Escobal Mine. Prior to joining Tahoe, he was Senior Vice President, Operations, and the General Manager of several underground mines for Hecla Mining Company. He also held the position of Vice President, Operations with Stillwater Mining Company and a number of engineering and operations management positions with Climax Molybdenum Company and Homestake Mining Company. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Tanya Jakusconek, Director. Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.

Chuck Jeannes, Director. Mr. Jeannes was appointed to the Board of Directors effective January 1, 2017. He served as President and Chief Executive Officer of Goldcorp from 2009 until April, 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc. (“Placer Dome”), most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Drago G. Kisic, Director. Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of Macroconsult and Macroinvest, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and Entel-Peru. Mr. Kisic is a member of the board of the Obrainsa (a construction company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); and Corporación Rey (textile related company). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Mr. Kisic was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange. Mr. Kisic was a member of the board and head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and member of the board of Banco Financiero del Peru. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador.

C. Kevin McArthur, Executive Chair of the Board. Mr. McArthur founded the Company and was appointed President and Chief Executive Officer on November 10, 2009. On April 7, 2015, upon the completion of the acquisition of Rio Alto, he assumed the role of Executive Chair of the Company. From November 15, 2006 until his retirement in December 2008, he was President, Chief Executive Officer and a Director of Goldcorp. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1998 until it was acquired by Goldcorp in November 2006 and served in a variety of management positions with Glamis beginning in 1988. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. degree in Mining Engineering from the University of Nevada. He is currently a Director of Royal Gold, Inc.

Alan Moon, Director. Mr. Moon is a former senior executive with significant international and Canadian business experience. For the past 20 years he has served on the Board of Directors, including Board Chair, on companies in a variety of industries that operated both internationally and in Canada, including Oil and Gas Exploration and Production, Electrical Generation and Distribution and Mineral Exploration and Production. Mr. Moon was Chair of Lake Shore from 2005 until it was acquired by Tahoe. Mr. Moon is very active in the charitable sector in Calgary having served on the Board of Directors of a number of organizations. He is currently the Chair of the Kahanoff Centre for Charitable Activities a unique charity that owns and operates a significant office building that exclusively rents space to charitable organizations. Mr. Moon has a B.Sc. Chem. Eng. from the University of Alberta and an MBA from the University of Western Ontario. He earned his ICD.D designation in 2005.

Annual Information Form for the Year Ended December 31, 2016	83

A. Dan Rovig, Lead Director. Mr. Rovig was the founding Chair of the Board of the Company and served in that capacity from June 2010 until the completion of the acquisition of Rio Alto on April 1, 2015. Mr. Rovig is currently the Lead Director of the Board of the Company. He was a Director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006 and a Director of Goldcorp from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a Director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive Officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. Prior experience included 16 years in the Anaconda Company in a variety of positions from Metallurgist to Senior VP Operations. Mr. Rovig holds a B.S. degree in Mining Engineering, a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology, and a Doctor of Science degree, Honoris Causa, from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Paul B. Sweeney, Director. Mr. Sweeney has been a Director of the Company since April 2010. He is currently also a Director of OceanaGold Corporation. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies.

James S. Voorhees, Director. Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Kenneth F. Williamson, Director. Mr. Williamson has been a Director of the Company since June 2010 and a Director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a Director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was Chairman of the Board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Klaus M. Zeitler, Director. Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing Director of Metallgesellschaft AG, a German metals conglomerate, and in 1986 founded and was a Director and CEO of Metall Mining, later Inmet, a TSX listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a Director of Teck Cominco for many years, Dr. Zeitler joined Teck Cominco in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being Chairman and CEO of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a Director in various junior base and precious metal companies. Dr. Zeitler served as Director of Rio Alto from June 2009 until its acquisition by the Company on April 1, 2015.

Brian Brodsky, Vice President, Exploration. Mr. Brodsky was appointed Vice President of Exploration of the Company and began work for the Company on June 1, 2010. Mr. Brodsky is an economic geologist with over 35 years of precious metals exploration experience. He worked for Goldcorp and its predecessor Glamis Gold Ltd. from 2003 to 2010 as Exploration Manager, overseeing regional studies and detailed property assessments throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the US and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.

Edie Hofmeister, Vice President Corporate Affairs, General Counsel and Corporate Secretary. Ms. Hofmeister was appointed Corporate Secretary of the Company on February 1, 2010, Vice President, General Counsel on March 2, 2011 and Vice President, Corporate Affairs, General Counsel and Corporate Secretary on March 12, 2014. Prior to that, she served as General Counsel to a $2-billion bankruptcy Trust in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous groups in developing nations to promote reforestation and sustainable community programs. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.

84	Tahoe Resources Inc.

Elizabeth McGregor, Vice President and Chief Financial Officer. Ms. McGregor was appointed Vice President and Chief Financial Officer of the Company on August 9, 2016. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her current assignment, served as Tahoe’s VP Treasurer. She directs financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe, she worked at Goldcorp where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University at Kingston.

As of March 8, 2017, our directors, executive officers and employees, as a group, beneficially owned, directly or indirectly, or exercised control or direction over vested Shares, representing approximately 1.5% of the issued Shares before giving effect to the exercise of share purchase options and the receipt of Shares issuable pursuant to Deferred or Restricted Share Awards. The directors, executive officers and employees, as a group, held 463,000 Deferred Share Awards and 2,793,898 options as at March 8, 2017.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company that would affect material control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge there are no known existing or potential material conflicts of interest among the Company and the Company’s directors, officers or other members of management, as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such companies. In the event of such a conflict of interest, the Company will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCA. See “Description of Our Business – Doing Business in Guatemala, Peru and Canada – Risk Factors Relating to Our Business.”

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, executive officers or any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company.

MATERIAL CONTRACTS

Tahoe has not entered into any material contracts, other than material contracts entered into in the ordinary course of business, during the most recently completed financial year that remain in effect.

Annual Information Form for the Year Ended December 31, 2016	85

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

INTERESTS OF EXPERTS

All scientific and technical information in this AIF relating to the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West Mines has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101. Mr. Muerhoff beneficially owns, directly or indirectly, less than 1% of the outstanding securities of the Company.

The independent registered public accounting firm of the Company is Deloitte LLP. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected audited consolidated financial information is as follows:

	Years Ended December 31,
	2016	2015	2014	2012
Revenues	$784,503	$519,721	$350,265	$-
Earnings (Loss)	$117,876	$(71,911)	$90,790	$(65,597)
Earnings (Loss) Per Share
Basic	$0.41	$(0.35)	$0.62	$(0.45)
Diluted	$0.41	$(0.35)	$0.61	$(0.45)
Cash and Cash Equivalents	$163,368	$108,667	$80,356	$8.838
Total Assets	$3,071,253	$2,002,461	$975,628	$883,333
Total Liabilities	$499,099	$338,430	$97,568	$109,179
Total Shareholders’ Equity	$2,572,154	$1,664,031	$878,060	$774,154

(1)	In thousands of US dollars, except per share amounts.

Further discussion of the Company’s financial results is contained in the Company’s Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016.

ADDITIONAL CORPORATE AND FINANCIAL INFORMATION

Additional information relating to the Company, including additional financial information contained in the audited annual financial statements and the related Management Discussion and Analysis for the year ended December 31, 2016, and directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans contained in the Company’s Management Information Circular dated March 9, 2017, can be found on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresources.com.

INFORMATION CONCERNING THE COMPANY’S AUDIT COMMITTEE AND EXTERNAL AUDITOR

THE AUDIT COMMITTEE’S DUTIES AND CHARTER

The Audit Committee reviews all financial statements of the Company prior to their publication, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets with the Company’s auditors without management being present to discuss the various aspects of the Company’s financial statements and the independent audit.

On April 20, 2010, the Board adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The charter was amended effective April 13, 2012 in order to reflect certain requirements applicable to audit committees under Rule 10A-3(b) under the Exchange Act, in connection the Company’s successful application to list its common shares on the NYSE. The charter was further amended effective March 12, 2014, to include certain provisions clarifying the Audit Committee’s responsibilities with respect to the Company’s internal audit function, as required by Section 303A.07 of the NYSE Listed Manual. This charter was further amended effective August 2015 to add minor clarifications. This amended charter can be found on our website at www.tahoeresources.com/company-information/corporate-governance/.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of three directors: Drago Kisic, Paul Sweeney (Chairman), and Kenneth Williamson. Each of these individuals is independent and financially literate within the meaning of NI 52-110.

86	Tahoe Resources Inc.

RELEVANT EDUCATION AND EXPERIENCE

All Audit Committee members have significant management experience in the mining, securities or investment banking industry as well as extensive continuing financial education. Details regarding the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of Macroconsult and Macroinvest, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and Entel-Peru. Mr. Kisic is a member of the board of the Obrainsa (a construction company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); and Corporación Rey (textile related company). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Mr. Kisic was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange. Mr. Kisic was a member of the board and head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and member of the board of Banco Financiero del Peru. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador.

Mr. Sweeney has been a Director of the Company since April 2010. He is currently also a Director of OceanaGold Corporation. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies.

Mr. Williamson has been a Director of the Company since June 2010 and a Director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a Director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was Chairman of the Board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

We have not adopted specific policies and procedures for the engagement of non-audit services; however, the Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a general policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

EXTERNAL AUDITOR AND OTHER PROFESSIONAL SERVICE FEES

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP to ensure auditor independence. The following table sets out the aggregate fees billed in CAD$ for services performed during the years ended December 31, 2016 and 2015 for the category of fees described:

Financial Period	Audit Fees(1)
Jan. 1 – Dec. 31, 2016	$1,322,175
Jan. 1 – Dec. 31, 2015	$789,390

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for accounting consultations on matters reflected in the financial statements and other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. The external auditor provided no other services in 2016 or 2015.

AUDITOR PARTNER ROTATION

As a registrant with the SEC, the lead Deloitte audit partner and the concurring Deloitte audit partner cannot serve in those roles on the Tahoe audit team for more than five consecutive years. Deloitte audit partners of Tahoe subsidiaries whose assets or revenues constitute 20% or more of the assets or revenues of Tahoe’s respective consolidated assets or revenues cannot serve in this role for more than seven consecutive years.

Annual Information Form for the Year Ended December 31, 2016	87